As confidentially submitted to the United States Securities and Exchange Commission on May 14, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WORLD TECHNOLOGY CORP.

(Exact name of registrant as specified in its charter)

Nevada	4899	46-1204713
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

600 Brickell Ave., Suite 1775
Miami, Florida 33131
(855)-467-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Seán McVeigh
Chief Executive Officer
600 Brickell Ave., Suite 1775
Miami, Florida 33131
(855)-467-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum, Esq.
Angela M. Dowd, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Tel. No.: 212-407-4000
Fax No.: 212-407-4990

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee (1)
Common Stock, $0.001 par value (2)	$		$
Representative’s Warrants to Purchase Common Stock (3)		$—		$—
Common Stock underlying Representative’s Warrants, $.001 par value (2)(4)	$
Total	$				(5)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the aggregate offering price of additional shares that the underwriters have the right to purchase to cover over-allotments, if any

(2)	In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of additional shares of Common Stock that shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)	We have agreed to issue warrants exercisable within five years after the effective date of this registration statement representing __% of the total number of securities issued in the offering, excluding any over-allotment securities (the “Representative’s Warrants”) to , the representative of the underwriters (the ”Representative”). The Representative’s Warrants will be exercisable at a per share price equal to % of the common stock public offering price. Resales of the Representative’s Warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, are registered hereby. Resales of shares issuable upon exercise of the Representative’s Warrants are also being similarly registered on a delayed or continuous basis hereby. See “Underwriting.” In accordance with Rule 457(g) under the Securities Act, because the shares of the Registrant’s common stock underlying the Representative’s Warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(4)	Represents the aggregate maximum offering price of the number of shares of common stock issuable upon exercise of the Representative’s Warrants.

(5)	To be paid by amendment

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MAY 14, 2018

                       SHARES
COMMON STOCK

World Technology Corp.

We are offering an aggregate of          shares of our common stock, $0.001 par value per share, at a public offering price of $         per share.

Our common stock is currently quoted on the OTC Pink Market under the symbol “WCOR”. On May 11, 2018, the last reported sales prices of our common stock on the OTC Pink Market was $2.10 per share. We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “WCOR”. There can be no assurance that our common stock will be approved for listing on the NASDAQ Capital Market. The closing of this offering is contingent upon the successful listing of our common stock on The NASDAQ Capital Market.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$
Underwriting discounts and commissions (1)	$
Proceeds to us, before expenses	$

(1)	We have agreed to reimburse the underwriters for other out-of-pocket expenses relating to this offering up to a maximum of $ for all such expenses. See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the representative of the underwriters a 45-day option to purchase up to                   additional shares of common stock solely to cover over-allotments, if any, at the public offering price less the underwriting discount solely to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    , and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $                         .

The underwriters expect to deliver the shares against payment on or about            , 2018.

Prospectus dated            , 2018

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this prospectus or any free writing prospectus we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only in circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

Our logo and some of our trademarks and tradenames are used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this prospectus. Unless the context otherwise requires, references to “World Technology”, “WCOR”, “we”, “our”, “us” or similar terminology in this prospectus refer on a historical basis to “World Technology Corp” on a consolidated basis with its former wholly-owned subsidiary and, since November 3, 2017, the date on which our wholly-owned subsidiary was dissolved, refer to World Technology Corp. Except as otherwise indicated, market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information.

Overview

We are a technology company that provides wearable devices for use in the quantified-self wellness  market. Our wearable devices and related applications provide our end-users with health related knowledge acquired through self-tracking. Our Life Sensing Technology uses state-of-the-art sensors, enhanced signal processing and algorithms to collect and process specific data from end-users; and it is embedded into Helo, our branded wearable devices that are designed, mass produced and sold into the wellness market through our exclusive marketing and distribution partner, World Global Network Pte. Ltd. and its distribution network (which we refer to herein as WGN). WGN is a direct-to-consumer, multi-level marketing company with operations in countries including the U.S., Singapore, Ireland, Thailand, China, India, the Philippines and Japan.  WGN is 50% owned by each of Fabio Galdi, who serves as our Chairman of the Board and Chief Technology Officer, and his brother, Gabriele Galdi. World Global Holdings Pte. Ltd., our largest stockholder, which we refer to as WGH, is 50% owned by Gabriele Galdi, 28% owned by Alfonso Galdi, the brother of Fabio Galdi and Gabriele Galdi, and 22% owned by Alessandro Senatore, who serves as a director of our company. Currently, WGH, WGN and their affiliates collectively own approximately 83.2% of our outstanding common stock.

Our strategic goal is to build a growing community of loyal Helo users in the wellness market who enjoy meaningful information from the user-friendly applications on their Helo. Since the initial commercial launch of the first Helo devices in the second half of 2016, we have shipped and been paid for over 500,000 units of Helo Classic and Helo LX. Our Helo devices are being worn by end-users in North America, Asia and Europe. Helo is more than just a wearable device that measures steps, heart rate and blood pressure - what differentiates Helo from other available wearable devices in the wellness sector is that our Life Sensing Technology captures and processes additional user biometric data, populating our databases and enabling novel applications including a Lifestyle Index, and our non-invasive sugar trend monitoring and alcohol sensing applications that are currently under development.

Given the launch of our existing products and our strong sales and marketing relationship with WGN, we believe that we are well positioned to address specific market segments within the wellness market. We expect to enter the sugar trend wellness monitoring market in the latter part of 2018, following the launch of Helo Extense, a wirelessly connected device that will enable users of Helo LX and Helo LX+, an enhanced version of Helo LX with additional sensors that was launched in January 2018, to non-invasively monitor their sugar trends on demand. In 2019, we expect to launch a Helo device with continuous alcohol sensing capability by completing the development and integration of a miniaturized alcohol sensor in partnership with Giner Inc., a Massachusetts based research and development company that already sells its alcohol sensors to the U.S. criminal justice system.

Our Technology

Life Sensing Technology is a proprietary technology that has been developed by our in-house team. It uses state-of-the-art sensors that are selected or customized to our specifications, and optimally configured for Helo devices. These sensors continuously collect specific user biometric data that is encrypted and securely uploaded to our cloud based storage platform where the data signal is processed using our proprietary algorithms and artificial intelligence to further refine the collected data. This ongoing data upload populates an ever-expanding bio-parameter database that we believe will have the potential to develop into a diverse and rich resource that will be highly sought after for wellness and health-related data mining, and third party software application (or App) development. Currently, controlled access to our user-anonymized version of this data is available via our Open Application Programming Interface (or OpenAPI) which delivers selected data to authorized third parties, enabling Helo Apps to query our database in real-time and providing data for research, product evaluation and other purposes. We are responsible for the data we provide and the third parties who access our data are responsible for interpreting our data and presenting it to end-users.

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We believe that our data collection, user-approval and authorization to use this data is greatly enhanced by the close customer relationship established by WGN and the Helo users, and this closeness enables us to secure permission to collect data on demand and to store, own and optimally analyze this data for in-house and third-party development. We believe that our access to the user through WGN’s exclusive direct sales model creates a protected market for our current product offerings and secures a ready market for our future product offerings currently in development.

Our Relationship with WGN

 WGN is a multi-level marketing company specializing in sales, marketing and distribution of technology products worldwide online. WGN has served as our exclusive distribution partner since 2014. In early 2016, WGN transitioned out of its worldwide mobile business to enter into the wearables market. Today, our Helo line of products is WGN’s primary offering. Sales of Helo through the direct selling channel lends itself to a person-to-person promotion because although Helo is a technology product, its Apps provide meaningful information to the user that is fundamentally of personal nature and ideally suited to encourage person to person discussion.

Mr. Fabio Galdi, our Chairman of the Board and Chief Technology Officer, and his brother Gabriele Galdi, each currently own 50% of WGN. Until May 2017, Fabio Galdi was the Chief Executive Officer of our company, and currently he serves as the chief executive officer of WGN. Gabriele Galdi is also the owner of 50% of the outstanding equity of WGH, our largest stockholder and an affiliate of WGN.  The remaining 50% of WGH is owned by Alfonso Galdi, the brother of Fabio Galdi and Gabriele Galdi, who owns 28% of WGH, and Alessandro Senatore, a director of our company, who owns 22% of WGH. Currently, WGH, WGN and their affiliates collectively own approximately 83.2% of our outstanding common stock.  Consequently, certain conflicts of interest, which are more fully discussed below, exist between our company on the one hand and WGN on the other hand.

Based on our Strategic Partner Master Sales and Worldwide Distribution Agreement that we entered into with WGN on October 1, 2017, WGN places Helo orders with us on a prepaid basis at an agreed upon mark-up on our cost of manufacture. Once we receive orders from WGN, we authorize our supplier to fulfill these orders and notify WGN when their orders are ready for pickup or shipment.

We have granted WGN a non-exclusive license to use our brands (including the marks “Wor(l)d” and “Helo”), to promote sales of Helo devices to end-users in the wellness market worldwide as well as sales of Helo Apps to its users. Under the terms of the our Strategic Partner Master Sales and Worldwide Distribution Agreement, in addition to our mark-up on Helo sales, we will receive a 30% net revenue share on all Helo App sales by WGN on Google Play Store, Apple’s App Store or directly downloaded from the Helo App Store. Currently, there are some free Apps available for download by Helo users, and we expect to generate revenues from user paid Helo Apps sales beginning in the latter part of 2018.

The initial term of the Strategic Partner Master Sales and Worldwide Distribution Agreement with WGN is five years.  After the initial term, the Strategic Partner Master Sales and Worldwide Distribution Agreement shall renew automatically for an additional two year term and thereafter for additional one year terms unless either we or WGN provides written notice to the other party on or prior to 180 days before the expiration of the initial term of any renewal term of its intent to terminate the agreement at the end of the initial term or renewal term, as applicable.  Either party may also terminate the Strategic Partner Master Sales and Worldwide Distribution Agreement for cause, for non-payment or non-performance by the other party or in the event of the insolvency of the other party.

We believe that our exclusive partnership with WGN in the wellness market allows us to reach prospective end-users worldwide, and promote the benefits of a growing range of targeted paid Apps. These Apps have been designed by third party subject matter experts to provide users with specific, relevant and timely information so they can make appropriate lifestyle choices based on the current status of their continuously measured bio-parameters. We believe that users will self-select their Apps to meet their information requirements, which in turn provides them with what they need in a demonstrable and meaningful way. We believe that this attribute will help build viral sales, loyalty to, and belief in, the Helo devices and will facilitate user endorsements and recommendations. In addition, WGN’s turnkey online direct sales business model provides users with the instant ability to make sales referrals for our products.

Because WGH, WGN and their affiliates, collectively own approximately 83.2% of our outstanding common stock, these persons and entities have the ability to control the outcome of all matters submitted for stockholder action, including the approval of significant corporate transactions, including the terms of, and matters relating to, our Strategic Partner Master Sales and Worldwide Distribution Agreement with WGN.  They also have the ability to exert a controlling influence on our management, direction and policies, including the ability to appoint and remove our directors and officers.  At present, WGH and its affiliates have appointed individuals who are officers, executives, or directors of WGN and/or WGH as two of our three directors. These directors have fiduciary duties to both us and WGN and/or WGH and may become subject to conflicts of interest on certain matters where WGN and/or WGH’s interests may not be aligned with the interests of our minority stockholders.  In addition, because WGH and its affiliates (which include Mr. Gabriele Galdi and WGN) will hold more than 50% of our outstanding common stock following this offering, we meet the definition of a “controlled company” under the corporate governance rules for NASDAQ-listed companies.  Controlled companies are not required to have a majority of independent directors, nor are they required to have a compensation committee or an independent nominating function.  Although our current intention is to not avail ourselves of the controlled company exemption, we are eligible to do so and may determine to avail ourselves of these corporate governance exemptions in the future.

The Wearable Devices Market

Our current market is the quantified-self (i.e. self-knowledge through self-tracking) wellness market.  According to The Global Wellness Institute, the global wellness industry is a $3.7 trillion market and growth is expected to accelerate by 17% in the next five years with a tremendous opportunity predicted for marketers to meet the needs of health-focused consumers. In addition, the worldwide wearables market is set to nearly double by 2021, according to International Data Corporation, with the wearable technology market expected to reach $51.6 billion by 2022.

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From a technology perspective, this market has been revolutionized by Bluetooth wearable devices coupled with smartphones that connect to the cloud which have opened up a vast array of new products and services. We believe that low power, full Internet of Things (or IoT) connectivity will also yield another wave of innovation, as users will no longer be tied to their smartphones for connectivity purposes. In addition, the decreasing costs of chips and other components, combined with miniaturization are also expected to expand the size of this market.

Market education by Fitbit, Apple and others has encouraged wearable device acceptance. Today, the key drivers of this market include technology improvements and the “self-care is the new healthcare” attitude phenomenon. We believe that increasing health and fitness awareness, combined with the rising share of an aging population, increasing incidences of chronic and lifestyle diseases and a focus on prevention rather than cure, will also increase the demand for quantified-self wellness products.

However, we also believe that the growth of the wellness market could be inhibited by factors that might have a negative impact on user perception, such as devices that generate data without giving insights into what that data signifies or devices that fail to correlate generated data with factors affecting digital health provide actionable intelligence regarding a digital health outcome. It is our expectation that privacy and security concerns and evolving regulations in these areas will also have a material impact on the future of the quantified-self wellness market.

Healthcare/Digital Health Market

As technology matures and as wearables and sensors are further miniaturized, we believe that more novel applications for healthcare will be developed. We believe that we will witness integration of medical sensors into consumer electronics that will enable home-based medical data gathering and support remote care and preventive digital health programs with potential opportunities in areas such as wellness monitoring; safety monitoring; home rehabilitation; treatment efficacy assessment and early detection of disorders.

Sugar Trend Monitoring Market

The importance of blood glucose (also known as blood sugar) monitoring is that it currently serves as the main tool used to check diabetes control. We plan to provide a wearable device in the wellness sector that is non-invasive, blood free, and is capable of on-demand or continuous self-monitoring of the user’s sugar trends, and that does not require consumable components (such as lancets or patches that attach to the skin). We believe this is a critical feature that will distinguish us from the other wearable devices that are currently available in the wellness market.

Our Products

Our Helo wearable devices have been designed to satisfy the demand from customers in the quantified-self wellness market. We have built a platform where both our Helo users leverage our device to monitor their wellness and where our Helo devices serve as a gateway to an automated data collection capability that we believe opens up the opportunity for the development of a huge range of wellness Apps and data mining opportunities.

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Since the fourth quarter of 2016, we have moved from supplying only a single sensor device for our Helo Classic and Helo LX models to providing multi-sensors for our Helo LX+ models that were launched in the first quarter of 2018.

We have worked to optimize our Life Sensing Technology and upgrade our Helo device from its Classic version to the current Helo LX, and introduced Helo LX+ in 2018 that offers more features to our users in the wellness market. We believe that our Helo LX and Helo LX+ (which was launched at the Consumer Electronics Show 2018 in Las Vegas in January 2018) are designed and are suitable for the worldwide quantified-self wellness market.

Our Mission and Growth Strategy

We seek to become a leading wellness wearable device and “big data” provider whereby our Helo users would benefit from the availability of new products and services (initially in the wellness sector and later in the healthcare market segment), developed from sharing their anonymized, aggregated, multi-ethnic, bio-parameter data in a structured way with authorized third parties.

We intend to grow our business by adopting the following strategies:

•	Increase unit sales to the wellness market by:

o	Rolling out new Helo models at different price points with functionalities that are tailored to end-users in the different wellness market segments;

o	Enhancing Helo’s functionality and features by continuing to fund Life Sensing Technology development and building new sensor technology partnerships, so we can introduce more sensors that could capture more data or partner with algorithm experts who help enhance the processing of the data that we already capture so that third parties can develop more creative Apps.

•	Supporting the development and sales of Helo Apps:

o	Based on our existing operating platform and as we continue to collect biometric data from Helo users, we believe that the data gathered using our Life Sensing Technology will create significant revenue opportunities for us as more subject matter experts and third-party App developers begin to access our data by mid-2018.

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o	Facilitating the accelerated development of Helo Apps by third party developers through the addition of our own development team to streamline and continuously upgrade the OpenAPI so that the process is fully turnkey and self-service. In addition, we plan to regularly promote the leading apps on the Helo App Store, at events like the Consumer Electronics Show and via our distributor, WGN.

•	Entry into the healthcare market. If and when our Helo LX Pro is approved as a medical device by the FDA for the U.S. market (and other appropriate authorities in other international jurisdictions) and we are able to secure a suitable distribution partner, we intend to launch a complementary product line that is specifically designed for the healthcare market, that would provide user-appropriate information to the user and physician-appropriate information to the physician.

•	Launch of HeloPay. We plan to launch an IoT device (such as Helo 2 that is scheduled for delivery in 2019) that will have near field communication (NFC) technology, enabling HeloPay to work on Helo devices where Contactless Visa or MasterCard works so we could offer instant worldwide coverage to all Helo 2 users.

Our Competitive Strengths

We believe that our strength comes from our understanding of the wellness market, our ability to anticipate end-user’s needs, our ability to further develop, integrate and monetize our Life Sensing Technology, our OpenAPI that allows third parties to develop novel, user targeted and responsive Helo Apps, our exclusive distribution model and the proprietary user database that we are able to build through the sale of Helo wearable devices by our exclusive distributor, WGN. We believe we have a scalable business platform that is conducive to potential growth in revenue and profitability, and we believe our business model will adapt well to changing market conditions.

Sales and Marketing

We believe that to obtain sales, we do not need a dedicated and expensive sales and marketing team as our current business model is to sell our Helo devices directly to WGN, who then sells the Helo devices to the end-users.

We believe WGN’s consultants and its peer-to-peer referral process is ideal for the sale of our Helo devices in the wellness market. Leveraging its online model, we believe WGN is capable of promoting our Helo devices worldwide efficiently and effectively as its consultants are motivated by the referral-based commission process to identify and reach out to people who they believe may be interested in our Helo wearable device and wish to make a purchase.

Our Competition

The wellness market is both evolving and fiercely competitive with a multitude of participants, including specialized consumer electronics companies, traditional health and fitness companies, traditional watch companies, broad-based consumer electronics companies and manufacturers of lower-cost devices. In addition, we compete with a wide range of stand-alone wellness and fitness related mobile apps that can be purchased or downloaded through mobile app stores.

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We acknowledge that we are a small company that is relatively new to the wearable devices market, and we will continue to face significant competition from larger, more established companies. We believe we could be a niche player because of our exclusive distribution arrangement with WGN and our ability to leverage Life Sensing Technology (such as our non-invasive sugar trend monitoring technology) to bring alternative wellness solutions to our end-users.

Risks Affecting Our Business

Investing in our common stock involves significant risks and uncertainties. You should carefully consider the risks and uncertainties discussed under the section titled “Risk Factors” elsewhere in this prospectus before making a decision to invest in our common stock. Certain of the key risks we face include, without limitation:

•	We have a limited operating history and have incurred net losses of $6,215,362 since the commencement of operations. Our company is therefore subject to the risks associated with new businesses;

•	We will require additional financing to fund our current business plan, even following this offering. The failure to obtain such financing may restrict our ability to grow or may cause our business to fail;

•	Due to the nature of our business model, we rely to a very significant extent on WGN as the sole distributor of our products and services. The loss of this relationship would severely harm our business;

•	Our products are manufactured by a single contract manufacturer, and the loss of our manufacturing relationship would have a material adverse effect on our business;

•	The quantified-self wellness market that we operate in is a highly competitive market. If we do not compete effectively in terms of technology, pricing, functionality and design, our prospects, operating results, and financial condition could be adversely affected;

•	Our directors, officers and principal stockholders collectively control a significant amount of our shares, and their interests may not align with the interests of our other stockholders;

•	The loss of the services of our key employees, particularly the services rendered by Mr. Seán McVeigh, our Chief Executive Officer, Mr. Anthony S. Chan, our Chief Financial Officer and Mr. Fabio Galdi, our Chief Technology Officer, could harm our business;

•	Fabio Galdi, the Chairman of our Board of Directors, is a major stockholder of WGN and therefore may become subject to conflicts of interest that may not be resolved in favor of our common stockholders;

•	The lack of public company experience of certain members of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws.

•	If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be adversely affected;

•	The market for quantified-self wellness devices is still in the relatively early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results could be harmed;

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•	Our failure or inability to protect our intellectual property rights, or claims by others that we are infringing upon or unlawfully using their intellectual property could diminish the value of our brand and weaken our competitive position, and adversely affect our business, financial condition, operating results, and prospects;

•	Our business is subject to a variety of U.S. and foreign laws and regulations that are continuously evolving, including those related to privacy, data security, and data protection due to our collection, processing, and use of personal information and other user data, such as the E.U. Data Protection Directive which covers the transfer of personal data from the European Union to the United States;

•	We do not currently have an active public market for our securities. An active trading market may not develop for our securities, and you may not be able to sell your common stock at or above the offering price per share;

•	The market price of our common stock has been and will likely continue to be volatile, and you could lose all or part of your investment; and

•	If we are unable to implement and maintain effective internal control over financial reporting in the future, our ability to produce accurate financial statements could be impaired, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

If any of these or other risks and uncertainties occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment.

Emerging Growth Company Under the JOBS Act

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on whether we maintained effective internal control over financial reporting under the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	We are permitted to utilize the extended transition period for complying with new or revised accounting standards available to private companies; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

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We may take advantage of these provisions until December 31, 2019 (the last day of the fiscal year following the fifth anniversary of our initial public offering) if we continue to be an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to provide two years of audited financial statements. Additionally, we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

Going Concern

Our independent registered public accounting firm has included a “going concern” paragraph in their opinion on our consolidated financial statements, expressing substantial doubt that we can continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we experience any unanticipated delay or difficulties in the manufacture of our Helo wearable devices or if we cannot secure the financing needed to continue as a viable business, our stockholders may lose some and/or all of their investment in us. We incurred $1,130,747 and $788,204 in net losses for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, we had an accumulated deficit of $6,215,362.

Our Corporate History and 2017 Reorganization

We were incorporated in the State of Nevada on October 22, 2010, under the name Halton Universal Brands Inc. Our initial business was acting as a brokerage, consulting and marketing firm specializing in brand consulting and new product strategy consulting for emerging brands.

Effective October 29, 2014:

1.	Power Clouds Inc. (formerly known as World Assurance Group, Inc., and which we refer to as PWCL) acquired 7,095,000 shares of our common stock, representing 98% of the then issued and outstanding share capital of our company, for cash consideration of $378,000;

2.	We discontinued our previously existing brokerage and brand consultancy business; and

3.	We acquired a mobile phone business and related assets from PWCL for consideration of $557,898, funded by way of debt from PWCL

We accounted for the October 29, 2014 transactions as a reverse merger of PWCL’s mobile phone business and related assets into the Company.

Effective on December 22, 2014 we changed our name from Halton Universal Brands, Inc. to World Media & Technology Corp.

On March 25, 2015, we issued 12,000,000 shares of our common stock to Mr. Fabio Galdi, our then Chief Executive Officer and majority stockholder and currently our Chairman of the Board and Chief Technology Officer, at $0.25 per share, for total proceeds of $3,000,000 in cash.

On March 30, 2015, we entered into a Common Stock Purchase Agreement with PayNovi Ltd., an Irish limited liability company (or PayNovi) and Anch Holdings Ltd., an Irish limited liability company (or Anch). Pursuant to the terms of the SPA, we purchased 350 shares of PayNovi’s common stock, which represented 35% of PayNovi’s issued and outstanding shares as of the closing date, for a purchase price consisting of 1,361,000 shares of our common stock, which represented 5% of our then total issued and outstanding shares, and 3,937,005 shares of PWCL’s common stock, which represented 5% of PWCL’s then total issued and outstanding shares.

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In October 2015, PWCL distributed 14,021,122 of the 15,095,000 shares of our common stock held by PWCL to its stockholders. In December 2016, the remaining 1,073,878 shares of our common stock held by PWCL were transferred to World Global Cash Pte. Ltd., a wholly-owned subsidiary of WGN.

On October 5, 2016, we filed a Form 15 to suspend our duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended. In order to enable our common stock to continue to trade on the OTC Pink Market after the filing of the Form 15, we have satisfied our obligations to make adequate current information publicly available within the meaning of Rule 144(c)(2) of the Securities Act of 1933, as amended, through the filing of Annual and Quarterly Reports and Supplemental Information with OTC Markets. Copies of these reports are publicly available on the OTC Disclosure and News Service.

On January 6, 2017, we issued 100 shares of our Series A Super Voting Preferred Stock to Fabio Galdi in exchange for the cancellation of $250,000 of unpaid management service fees.

On October 1, 2017, we, Fabio Galdi, WGN and WGN’s wholly owned subsidiary, World Global Assets Pte. Ltd., entered into a Stock Exchange, Debt Forgiveness and Intellectual Property Assignment Agreement. Pursuant to the terms of that Agreement, we issued 8,000,000 shares of our common stock to WGN. We also transferred 350 common stock shares of PayNovi to WGN and agreed to forgive the remaining outstanding balance $1,140,506 owed to us by WGN for borrowed money.

In exchange: (i) Fabio Galdi returned to us for cancellation all 100 shares of our Series A Super Voting Preferred Stock held by Fabio Galdi, (ii) Mr. Galdi forgave the amounts owed by the Company to him for past services rendered in the aggregate amount of $150,000, (iii) WGN assigned and transferred to us of all of its right, title and interest in and to certain technology, intellectual property and intellectual property rights, which rights comprise a key component of our current business, (iv) WGN and Mr. Galdi agreed not to source, promote or enter in to any agreement for any technology similar to our technology from any supplier other than our company and (v) WGN agreed to terminate and forego its exclusive relationship with Quality Technology Industrial Co. Ltd. and to purchase Helo devices directly from us upon the terms and subject to the conditions set forth in a Strategic Partner Master Sales and World Wide Distribution Agreement dated as of October 1, 2017 between us and WGN.

As a result of the October 1, 2017 transactions, our business model is more akin to a traditional wholesale model whereby our distributor, WGN, places its orders directly with us on a prepaid basis and, based on such orders, we will instruct our supplier to build and ship the Helo devices in accordance with the specifications furnished by WGN.

On December 4, 2017, we changed our name to World Technology Corp, with the stock symbol “WCOR” to re-position our company as a technology company.

Corporate Information

Our principal offices are located at 600 Brickell Avenue, Suite 1775, Miami, Florida 33131, and our telephone number is (855)-467-6500. Our website is https://www.worldcorp.com. The website address is intended to provide inactive, textual references only and the information on or that can be accessed through such website is not part of this prospectus.

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THE OFFERING

The following summary contains basic information about our common stock and the offering and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common stock, you should read the section entitled “Description of Capital Stock” in this prospectus.

Common stock offered by us	— of shares

Common stock to be outstanding after this offering	— shares of common stock

Overallotment option	We have granted the underwriters an option to purchase up to —- shares of our common stock at a price of $ per share solely to cover over-allotments, if any. This option is exercisable, in whole or in part, for a period of 45-days from the date of this prospectus.

Use of proceeds

Although we will have broad discretion on the use of proceeds from this offering, we intend to use the net proceeds from this offering  for the following purposes:

(i) approximately $2.5 million for research and development;

(ii) approximately $1.0 million for talent recruitment and retention;

(iii) approximately $1.5 million for business development; and

(iv) approximately $2.0 million for working capital and general corporate purposes and other general and administrative matters.

See "Use of Proceeds".

Risk factors	An investment in our company entails a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

OTC Pink MKT trading symbol	WCOR

Proposed symbol and listing	We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol "WCOR”. There can be no assurance that our application will be approved. The closing of this offering is contingent upon the successful listing of our common stock on the NASDAQ Capital Market.

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of the overallotment option or of the Representative’s Warrants, and is based on 36,722,244 shares of common stock issued and outstanding as of May 14, 2018, and excludes:

•	shares of common stock underlying warrants to be issued to the representative of the underwriters in connection with the offering.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following table includes (i) summary consolidated statements of operations data for the years ended December 31, 2017 and 2016 and (ii) summary consolidated balance sheet data as of December 31, 2017 and 2016, derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this information together with the sections entitled “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Selected Consolidated Financial Data”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2017	2016
Statements of Operations Data
Total revenues	$4,110,000	$2,038,171
Total cost of revenues	1,845,000	1,516,180
Gross profit	2,265,000	521,991
Total operating expenses	3,436,861	1,378,116
Loss from operations	(1,171,861)	(856,125)
Total other income	41,114	67,921
Net loss	$(1,130,747)	$(788,204)
Net loss per share: basic and diluted	$(0.04)	$(0.03)
Weighted-average number of common shares outstanding: basic and diluted	30,644,436	28,581,000

	December 31,
	2017	2016
Balance Sheet Data
Total current assets	$1,992,761	$429,114
Total assets	2,021,049	1,305,939
Total current liabilities	1,783,623	350,000
Total liabilities	1,783,623	350,000
Stockholders’ equity	237,426	955,939
Total liabilities and stockholders’ equity	$2,021,049	$1,305,939

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RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before purchasing shares of our common stock. Our business, operating results and financial condition could be seriously harmed as a result of the occurrence of any of the following risks. You could lose all or part of your investment due to any of these risks.

Risks Related To Our Financial Position

We have a limited operating history and have incurred significant losses since the commencement of operations. Our company is therefore subject to the risks associated with new businesses.

We commenced operations in May 2014 and have generated limited revenues to date. We incurred $1,130,747 and $788,204 in net losses for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, we had an accumulated deficit of $6,215,362.

We have a limited operating history upon which an evaluation of our future success or failure can be made. We have developed new Life Sensing Technology that has generated limited revenue and carries significant risks generally associated with the development and manufacturing and marketing of any new product or service. As these products are new in the market, there can be no certainty that customers will ultimately adopt the products and services we manufacture. Even if we do generate revenues from these new products in the future, these revenues may not be sufficient to cover our operating costs.

It is too early to predict if we will be able to generate significant revenues. Therefore, we are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business and the development and sale of new wearable devices and related software applications. As a result, we may be unable to fully develop, sell and derive material revenues from our products in the timeframes we project, if at all, and our inability to do so would materially and adversely impact our viability as a company. In addition, we still must establish certain functions necessary to operate our business, including finalizing our managerial and administrative structure, continuing product and technology development, implementing financial systems and controls and personnel recruitment.

Accordingly, you should consider our prospects in light of our limited operating history and the costs, uncertainties, delays and difficulties frequently encountered by companies in their initial revenue generating stages, particularly those in the wearable device sector. In particular, potential investors should consider that there is a significant risk that we will not be able to:

•	implement or execute our current business plan, or that our business plan is sound;

•	maintain our management team and Board of Directors;

•	raise sufficient funds in the capital markets or otherwise to effectuate our business plan; or

•	determine that our technologies that we have developed are commercially viable; and/or

If we are unable to manage these and similar risks, we may be unable to achieve sustainable revenues or net profits. If we cannot generate sufficient revenues to operate profitably, we will not be able to execute our business plan and our business may fail.

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Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Our auditors have included a “going concern” paragraph in their opinion on our consolidated financial statements, expressing substantial doubt as to our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we experience any unanticipated delay or difficulties in the manufacture and distribution of our Helo wearable devices and if we cannot secure the financing needed to continue as a viable business, our stockholders may lose some or all of their investment in us.

We will require additional financing to fund our current business plan, even following this offering. The failure to obtain such financing may restrict our ability to grow or may cause our business to fail.

We have limited cash, and our working capital is dependent on the timing and size of the Helo orders that our sole exclusive distributor will place with us. Our current capital is not sufficient to enable us to execute our current business plans, and we will be required to obtain additional financing to fund our business operations. We may not have funds sufficient for additional investments in our business that we might want to undertake. We will require additional capital in the near and over the longer term.

We plan to pursue sources of such capital through various financing transactions and arrangements, including debt financing, equity financing, joint venturing of projects or other means. We may be unable to locate suitable financing transactions in the time period required or at all, or on terms we find attractive, and we may not obtain the capital we require by other means. If we do succeed in raising additional capital, the capital received may not be sufficient to fund our operations going forward without obtaining further additional financing.

Moreover, if we raise additional capital by issuing equity securities, the percentage ownership of our existing stockholders will be reduced, and accordingly our stockholders may experience substantial dilution. We may also issue equity securities that provide for rights, preferences and privileges senior to those of our common stock.

Debt financing, if obtained, may involve agreements that include liens on our assets, covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, could increase our expenses and require that our assets be provided as a security for such debt. Debt financing would also be required to be repaid regardless of our operating results.

Our ability to obtain needed financing may be impaired by conditions in the capital markets (both generally and in our industry in particular). Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities is insufficient, we may be required to curtail our business plans or our business may fail, which in either case could result in the loss of your investment.

Risks Related to Our Business and Industry

The loss of the services of our key employees, particularly the services rendered by Mr. Seán McVeigh, our Chief Executive Officer, Mr. Anthony S. Chan, our Chief Financial Officer and Mr. Fabio Galdi, our Chairman and Chief Technology Officer, could harm our business.

Our success depends to a significant degree on the services rendered to us by our key employees. In particular, we are heavily dependent on the continued services of Mr. Seán McVeigh, our Chief Executive Officer, Mr. Anthony S. Chan, CPA, our Chief Financial Officer and Mr. Fabio Galdi, our Chairman and Chief Technology Officer. The loss of any key employees, including members of our senior management team, and our inability to attract highly skilled personnel with sufficient experience in our industry could harm our business. In addition, we do not maintain any “key-man” insurance policies on Mr. Seán McVeigh, Mr. Anthony S. Chan or any other employees.

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If we fail to attract, train and retain sufficient numbers of qualified people, our prospects, business, financial condition and results of operations will be materially and adversely affected. In order to continue to provide quality products in our rapidly changing business, we believe it is important to attract and retain personnel with experience and expertise relevant to our business. Due to the level of technical expertise necessary to support our existing and new customers, our success will depend upon our ability to attract and retain highly skilled and seasoned professionals. Competition for highly skilled personnel is intense and there may be only a limited number of persons with the requisite skills to serve in these positions. Due to the competitive nature of the labor markets in which we operate, we may be unsuccessful in attracting and retaining these personnel. Our inability to attract and retain key personnel could adversely affect our ability to develop and manufacture our products.

The lack of public company experience of certain members of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws.

While our Chief Financial Officer has extensive public company experience, our Chief Executive Officer and other members of its senior management team only have limited public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002 or responsibilities such as complying with federal securities laws and making required disclosures on a timely basis. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our company.

The Chairman of our Board of Directors may become subject to conflicts of interest that may not be resolved in favor of our common stockholders.

The Chairman of our Board of Directors, Mr. Fabio Galdi is also a co-founder and the controlling stockholder of WGN. Such association may give rise to potential conflicts of interest, especially with regard to our key Strategic Partner Master Sales and World Wide Distribution Agreement with WGN.

Pursuant to Nevada law, directors of our company and controlling stockholders owe fiduciary duties to the company and its stockholders. Directors are required to exercise the duty of care and the duty of loyalty and to disclose any interest that they may have in any of our projects or opportunities. We intend to adopt a code of ethics and an audit committee charter, both of which will become effective upon the effectiveness of the registration statement to which this prospectus is a part. The code of ethics will provide that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, the audit committee charter will provide that most related party transactions must be pre-approved by the audit committee, which will consist of only independent directors.

A majority of directors and certain of our officers live outside the United States, making it potentially difficult for an investor to enforce liabilities in foreign jurisdictions.

We are a Nevada corporation and, as such, are subject to the jurisdiction of the State of Nevada and the United States courts for purposes of any lawsuit, action or proceeding by investors herein.  An investor would have the ability to effect service of process on the Company within the United States.  However, a majority of our directors (namely Sean McVeigh and Alessandro Senatore) and certain of our executive officers (namely our CEO, Mr. McVeigh) are non-residents of the United States. Therefore, it may be difficult for investors to:

•	effect service of process within the United States against our non-U.S. resident directors or officer;

•	enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

•	enforce in foreign courts U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

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•	bring an original action in foreign courts to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Due to the nature of our business model, we rely solely on WGN as the sole distributor of our products and services. The loss of this relationship would severely harm our business.

Pursuant to a Strategic Partner Master Sales and World Wide Distribution Agreement dated as of October 1, 2017, between us and WGN, which we refer to as the Master Sales Agreement., we have engaged WGN to act as the sole distributor of our Helo devices. As our sole distributor, WGN also provides marketing and promotion services for our devices in the health and wellness sector. WGN places Helo orders with us on a prepaid basis at our wholesale price, guaranteeing us a 30% gross margin. Our Helo devices are manufactured under contract by Quality Technology Industrial Co., Ltd. , which we refer to as QTI, a third-party based in China, and sold wholesale by us to WGN. WGN generates orders, sells and distributes Helo devices to its end-users worldwide. Once we receive the orders, we authorize QTI to fulfill them and notify WGN when their orders are ready for pickup or shipment. We have also granted WGN a non-exclusive license to use our brands to promote sales of Helo devices to end-users in the wellness market worldwide as well as sales of Helo Apps to their wearers. Based on the Master Sales Agreement, we will receive a 30% net revenue share on all Helo App sales by WGN from the Google Play Store, Apple’s App Store or directly downloaded from the Helo App Store. WGN is owned by Mr. Fabio Galdi, our Chairman and stockholder, and his brother.

Any failure by WGN to perform its obligation under the Master Sales Agreement including a failure to procure sufficient orders of our Helo devices from us to satisfy customer demand, a failure to adequately market our Helo devices and/or a failure to timely pay us the 30% gross margin on our devices could have a material adverse effect on our revenue and operating results and could impair the strength of our brand.

In addition, because of our dependence on WGN as the sole distributor of our Helo devices, any loss of our relationship with WGN, or any adverse change in the financial health of WGN that would affect its ability to perform its obligations under the Master Sales Agreement, would have a material adverse effect on our revenue, operating results and ability to run our business.

Our products are manufactured by a single contract manufacturer, and the loss of our manufacturing relationship would have a material adverse effect on our business.

We rely on QTI as the sole contract manufacturer for our Helo devices. Our reliance on a sole contract manufacturer for our devices increases our risks since we do not currently have any alternative or replacement manufacturers. In the event of an interruption from the manufacturer, we may not be able to develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, these risks could materially and adversely affect our business if our manufacturer is impacted by a natural disaster or other interruption at a particular location because our contract manufacturer produces our products from a single location. In addition, our sole manufacturer may have more established relationships with our competitors and potential competitors, and as a result of such relationships, our manufacturer may choose to limit or terminate its relationship with us. If we experience significantly increased demand, or if we need to replace our sole manufacturer, we may be unable to supplement or replace manufacturing capacity on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner and adversely impact our revenue and operating results.

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Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain.

Some of the key components used to manufacture our products come from limited sources of supply. Our sole manufacturer generally purchases these components on our behalf, subject to certain approved supplier lists, and we do not have any long-term arrangements with our suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. In the event of a component shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources in a timely manner. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill our orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet scheduled product deliveries to our sole distributor. This could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products and services to our customers and users.

The quantified self-wellness market that we operate in is a highly competitive market. If we do not compete effectively in terms of technology, pricing, functionality and design, our prospects, operating results, and financial condition could be adversely affected.

The quantified self-wellness market is highly competitive and rapidly changing, with companies offering a variety of competitive products and services. We expect competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that are potentially more competitive than our products and services. The wellness devices market has a multitude of participants that develop or may develop products that compete in our targeted markets. Some of our competitors are much larger than we are and have significantly greater financial, development and marketing resources than we do including specialized consumer electronics companies, such as Fitbit, Garmin, Jawbone, Apple, and Misfit, traditional health and fitness companies, such as Adidas and Under Armour . In addition, many large, broad-based consumer electronic companies either compete in our market or adjacent markets or have announced plans to do so, including Google, LG, Microsoft, and Samsung. For example, Apple introduced the Apple Watch smartwatch in 2015, with broad-based functionalities, including some health and fitness tracking capabilities, and has sold a significant volume of its smartwatches since introduction. We may also face competition from manufacturers of lower-cost devices, such as Xiaomi and its Mi Band device, In addition, we compete with a wide range of stand-alone health and fitness-related mobile apps that can be purchased or downloaded through mobile app stores.

We believe many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services, larger and broader customer bases, more established relationships with a larger number of suppliers, contract manufacturers, greater brand recognition, ability to leverage app stores which they may operate, and greater financial, research and development, marketing, distribution, and other resources than we do. Our competitors and potential competitors may also be able to develop products or services that are equal or superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. These competitors may also be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do. Some of our competitors may aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us.

Our ability to operate will depend substantially upon our ability to enhance our products and Life Sensing Technologies and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological enhancements. If we are not able to compete effectively against our current or potential competitors, our prospects, operating results, and financial condition could be adversely affected.

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If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of wellness wearable devices or away from these types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, our newer products and services that have additional features, may have higher prices than many of our earlier products and the products of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our connected health and fitness devices, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be adversely affected.

We must continually develop and introduce new products and services and improve and enhance our existing products and services to maintain or increase our sales. The success of new or enhanced products and services may depend on a number of factors including, anticipating and effectively addressing consumer preferences and demand, timely and successful research and development, effective forecasting and management of product demand, effective management of manufacturing and supply costs, and the quality of or defects in our products.

The development of our products and services is complex and costly. Given the complexity, we occasionally have experienced, and could experience in the future, delays in completing the development and introduction of new and enhanced products and services. Problems in the design or quality of our products or services may also have an adverse effect on our brand, business, financial condition, and operating results. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected.

We may not be able to integrate new technologies and provide new services in a cost-efficient manner.

Our industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. We cannot predict the effect of these changes on our competitive position, our profitability or the industry generally. Technological developments may reduce the attractiveness of our products or make obsolete. If we fail to adapt successfully to technological advances or fail to obtain access to new technologies, we could lose customers and be limited in our ability to attract new customers and/or sell new services to our existing customers.

Integration of technologies, products or acquisitions ultimately may not provide the benefits originally anticipated by management and may distract the attention of our personnel from the operation of our business.

We strive continuously to improve the functionality of our products and services. As part of our business strategy, we may make investments in other companies, products, or technologies. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock and could result in dilution to our stockholders. If we incur debt in connection with such acquisition, it could result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. Acquisitions of businesses or technologies also involve operational risks. We may not be successful in integrating the acquired business or assets into our own. There may be difficulty in integrating technologies, in migrating customer bases and in integrating the products and distribution channels gained through acquisitions with our own. Successful integration of operations and technologies requires the dedication of management and other personnel, which may distract their attention from the day-to-day business, the development or acquisition of new technologies or products, and the pursuit of other business acquisition opportunities.

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The market for quantified-self wellness devices is still in the relatively early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results could be harmed.

The market for quantified-self wellness devices is relatively new and unproven, and it is uncertain whether these wearable wellness devices will sustain high levels of demand and wide market acceptance. Our success will depend to a substantial extent on the willingness of people to widely adopt these products and services. In part, adoption of our products and services will depend on the increasing prevalence of wearable wellness devices as well as new entrants to the quantified-self wellness device market to raise the profile of both the market as a whole and our own platform. Also, some individuals may be reluctant or unwilling to use these wellness devices because they have concerns regarding the risks associated with data privacy and security. If the wider public does not perceive the benefits of our connected health and fitness devices or chooses not to adopt them as a result of concerns regarding privacy or data security or for other reasons, then the market for these products and services may not further develop, it may develop more slowly than we expect, or it may not achieve the growth potential we expect it to, any of which would adversely affect our operating results. The development and growth of the market for health and fitness devices may also prove to be a short-term trend.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services.

To ensure adequate product supply, we must accurately forecast demand for our products and services with the functionality that is demanded by consumers. Our ability to accurately forecast demand for our products and services could be affected by many factors, including an increase or decrease in customer demand for our products and services or for products and services of our competitors, product and service introductions by competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. In the event that we were to experience rapid growth in demand for our quantified-self wellness devices, and particularly in connection with new product introductions, we could face challenges in delivering adequate and timely supplies of our products to satisfy the levels of customer demand. This could cause a shortage of products available for sale, which could negatively affect our revenue and operating results and impair the strength of our brand.

The failure to effectively manage the introduction of new or enhanced products may adversely affect our operating results.

We must successfully manage introductions of new or enhanced products. Introductions of new or enhanced products could adversely impact the sales of our existing products to consumers. For instance, consumers often purchase less of our existing products in advance of new product launches. Moreover, consumers may decide to purchase new or enhanced products instead of existing products. This could lead to excess inventory and discounting of our existing products. Accordingly, if we fail to effectively manage introductions of new or enhanced products, our operating results would be harmed.

Our products may not be accepted in the market or the market may not grow sufficiently to grow revenues.

Our products may not be widely accepted by the market. Customers may determine that our Helo devices are not comfortable, weigh too much or the size and format of the display is inappropriate.

Other factors that may affect market acceptance of our products and services include the reliability of these devices; our ability to implement upgrades and other changes without disrupting our service; the level of customization we offer; and the price, performance and availability of competing products and services. The market for these devices and services may not develop further, or may develop more slowly than we expect, either of which would negatively affect our ability to grow revenues, achieve profitability and generate positive cash flow.

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Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand.

We sell complex products that could contain design and manufacturing defects in their materials, hardware, and firmware. These defects could include defective materials or components, or “bugs” that can unexpectedly interfere with the products’ intended operations. Although we extensively test new and enhanced products and services before their release, there can be no assurance we will be able to detect, prevent, or fix all defects.

Design defects may cause delays in product introductions and damage customer satisfaction and our reputation. Other potential problems within or outside of our control may arise from design defects or the use or misuse of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although our distributor may have license agreements with its customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. Our insurance coverage is not sufficient to protect against all possible product liability for defects. Failure to detect, prevent, or fix defects could also result in a variety of additional consequences including, a greater number of returns of products than expected, regulatory proceedings, product recalls, and litigation, which could have a material adverse effect on our business, operating results and financial condition

We have limited control over our contract manufacturer, and sole distributor, which subjects us to significant risks, including the potential inability to obtain or produce quality products on a timely basis or in sufficient quantity.

We have limited control over our contract manufacturers, and sole distributor, including aspects of their specific manufacturing processes and their other practices, which subjects us to significant risks, including the following:

•	inability to satisfy demand for our products;

•	reduced control over delivery timing and product reliability;

•	reduced ability to oversee the manufacturing process and components used in our products;

•	reduced ability to monitor compliance with our product manufacturing specifications;

•	reduced ability to develop comprehensive manufacturing specifications that take into account materials shortages, materials substitutions, and variance in the manufacturing capabilities of our third-party contract manufacturer;

•	price increases;

•	the failure of our contract manufacturer, or our sole distributor to perform its obligations to us for technical, market, or other reasons;

•	difficulties in establishing additional contract manufacturing relationships if we experience difficulties with our existing contract manufacturer;

•	shortages of materials or components;

•	potential misappropriation of our intellectual property;

•	exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from China where our products are manufactured;

•	changes in local economic conditions in countries where our suppliers, contract manufacturer, or logistics providers are located; and

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•	the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds.

If there are defects in the manufacture of our products by our contract manufacturer, we may face negative publicity, government investigations, and litigation and we may not be fully compensated by our contract manufacturer for any financial or other liability that we suffer as a result.

Our success depends on our ability to maintain our brand. If events occur that damage our brand, our business and financial results may be harmed.

Our success depends on our ability to maintain the value of the “Helo” brand. The “Helo” name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts, our ability to provide consistent, high quality products and services, and our ability to successfully secure, maintain, and defend our rights to use the “Helo” mark and other trademarks important to our brand. Our brand could be harmed if we fail to achieve these objectives or if our public image or brand were to be tarnished by negative publicity. In addition, we believe that any occurrence of counterfeiting, imitation, or confusion with our brand could adversely affect our reputation, place negative pricing pressure on our products, reduce sales of our products, and impair the value of our brand. If we fail to successfully maintain, promote, and position our brand and protect our reputation or if we incur significant expenses in this effort, our business, financial condition and operating results may be adversely affected.

We may be unable to promote and maintain our brands.

We believe that establishing and maintaining the brand identities of our products is a critical aspect of attracting and expanding a large customer base. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality products. If our customers and end users do not perceive our products to be of high quality, or if we introduce new products or enter into new business ventures that are not favorably received by our customers and end users, we will risk diluting our brand identities and decreasing their attractiveness to existing and potential customers.

Moreover, in order to attract and retain customers and to promote and maintain our brand equity in response to competitive pressures, we may have to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among our customers. If we incur significant expenses in an attempt to promote and maintain our brands, our business, results of operations and financial condition could be adversely affected.

We expect that new products and/or brands we develop will expose us to risks that may be difficult to identify until such products and/or brands are commercially available.

We are currently developing, and in the future will continue to develop, new products and brands, the risks of which will be difficult to ascertain until these products and/or brands are commercially available. For example, we are developing new formulations, packaging and distribution channels. Any negative events or results that may arise as we develop new products or brands may adversely affect our business, financial condition and results of operations.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

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We may not be able to effectively manage our growth that could negatively impact our brand and financial performance.

Because we have only a limited operating history, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. If our operations grow at a rapid pace, we may experience difficulties in obtaining components for our products in quantities sufficient to meet market demand, as well as delays in production and shipments, as our products are subject to risks associated with third-party sourcing and manufacturing. We could also be required to continue to expand and upgrade our distribution functions and product development, to upgrade our management information systems and other processes and technology, and to obtain more space for a potentially expanded workforce. If we are unable to adapt to meet these and other evolving challenges, and if the current and future members of our management team do not effectively scale with our growth, we may experience erosion to our brand and the quality of our products and services may suffer.

In addition, our limited operating experience, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed and predictable market. Failure to manage our future growth effectively could have an adverse effect on our business, which, in turn, could have an adverse impact on our operating results and financial condition.

Cybersecurity risks could adversely affect our business, disrupt our operations, subject us to fines, lawsuits and loss of customers.

We rely on our electronic information systems and the Internet to perform the routine transactions to run our business. The threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to protect unauthorized access to this information and to prevent breaches, our devices, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks, including cyber attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, and loss of consumer confidence. In addition, we may be the target of email scams that attempt to acquire sensitive information or company assets. Despite our efforts to create security barriers to such threats, we may not be able to entirely mitigate these risks. Any cyber attack that attempts to obtain our data and assets, disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could adversely affect our business, operating results, and financial condition, be expensive to remedy, and damage our reputation.  If our security systems are penetrated and confidential and or proprietary information is taken, we could be subject to fines, lawsuits and loss of customers.

Any material disruption of our information technology systems or those of third-party partners could materially damage user and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our website, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume or successfully upgrade our or their systems, system failures, or other causes, could cause outages or delays in our services, which could harm our brand and adversely affect our operating results. In addition, such disruption could cause information, including data related to orders, to be lost or delayed which could—especially if the disruption or slowdown occurred during the holiday season—result in delays in the delivery of products to stores and users or lost sales, which could reduce demand for our merchandise, harm our brand and reputation, and cause our revenue to decline. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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We depend on a third-party data center service provider. Any disruption in the operation of the data center facilities or failure to renew these services could adversely affect our business.

Our services are hosted using data centers operated by a third party. We control neither the operation of the data centers nor our third-party data center service provider. We have entered into an agreement for the lease of our data centers with a third-party data center service provider. The third-party data center service provider may have no obligation to renew its agreement with us on commercially reasonable terms, or at all. If we are unable to renew this agreement or enter into a comparable agreement on commercially reasonable terms, we may be required to transfer our servers or data to new data center facilities or engage new service providers, and we may incur significant costs and a possible interruption in our platform in connection with doing so.

Our agreement with this service provider was effective as of February 1, 2018 and is on a month-to-month term. The agreement may be terminated by us prior to the expiration of any applicable term without further notice and without liability if the service provider fails in a material way to provide the service in accordance with the terms of the agreement and does not cure the failure within 10 days of our written notice. The agreement may be terminated by the service provider prior to the expiration of the applicable term without further notice and without liability upon the occurrence of various payment defaults or other material violations of the agreement, subject to applicable cure periods as stated in the agreement. In addition, either party may terminate the agreement effective upon delivery of written notice to the other party upon the insolvency, bankruptcy, failure to comply with any applicable laws in connection with its activities under the agreement.

Problems with our third-party data center service provider, the telecommunications network providers with whom they contract, or with the systems by which telecommunications providers allocate capacity among their users could adversely affect the experience of our users. Our third-party data center service provider could decide to close its facilities or cease providing us services without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center service provider or parties they contract with may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, any failure of our data centers to meet our needs for capacity could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users.

Risks Related to Manufacturing in China

Changes in China’s economic, political and social conditions could have an indirect material adverse effect on our business, financial condition and results of operations.

We rely on a third party manufacturer in China. Accordingly, our business, financial condition, results of operations and prospects are significantly dependent on the economic, political and social conditions in China. The Chinese economy differs from the economies of developed countries in many respects, including the degree of government involvement, level of development, growth rate, control over foreign exchange, access to financing and allocation of resources. While China’s economy has experienced significant growth over the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. We cannot assure you that the ongoing evolution of economic, political and social conditions in China would not lead to events which may materially reduce our sales and profitability. Moreover, sustained economic growth in China over the past few years has resulted in a general increase in labor costs, and the inflationary environment that has led to employee discontent, which could result in materially higher compensation costs being paid to employees. In recent years, certain regions of China have been experiencing a labor shortage as migrant workers and middle level management seek better wages and working conditions elsewhere. This trend of labor shortages is expected to continue and will likely result in increasing wages as companies seek to keep their existing work forces. In addition, substantial competition in China for qualified and capable personnel may make it difficult for our sole third party manufacturer to recruit and retain qualified employees at its facilities. No assurance can be given that our sole third party manufacturer will not experience labor disturbances related to working conditions, wages or other reasons. Any labor shortages, strikes and other disturbances for the third party manufacturer may adversely affect our sale and future operating results and result in negative publicity and reputational harm Any interruption in our sole third party manufacturer’s ability to manufacture or transport our products could result in lost sales, limited sales growth and damage to our reputation in the market, all of which would adversely affect our business, financial condition and results of operations.

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A disruption at the facilities of our sole manufacturer in China could materially adversely affect our business, financial condition and results of operations.

Our third party sole manufacturer is located in Shenzhen, China. The operation of its facilities involves many risks and uncertainties, including potential equipment failures, natural disasters, industrial accidents, power outages, interruptions and limitations in telecommunication services, product or material transportation delays or disruption and other business interruptions, any of which, were they to materialize, would adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

Our failure or inability to protect our intellectual property rights, or claims by others that we are infringing upon or unlawfully using their intellectual property could diminish the value of our brand and weaken our competitive position, and adversely affect our business, financial condition, operating results, and prospects.

We currently rely on a combination of trademark, trade secret, and confidentiality agreements and procedures and licensing arrangements, to establish and protect our intellectual property rights. We have devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements, non-compete, non-disclosure and assignment of inventions agreements and provisions, as appropriate, with our employees, licensees, consultants, independent contractors, commercial partners, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure or use of confidential information. We cannot be certain that the steps taken by us to protect our intellectual property rights will be adequate to prevent infringement of such rights by others, including imitation of our products and misappropriation of our brand. Additionally, the process of obtaining patent, copyright or trademark protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications or apply for all necessary or desirable trademark applications at a reasonable cost or in a timely manner. We have applied for U.S. and foreign trademark registrations for the “Helo” brand and a variety of our product names, and will continue to evaluate the registration of additional trademarks as appropriate. However, we cannot guarantee that any of our pending trademark or patent applications will be approved by the applicable governmental authorities. Moreover, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and our failure or inability to obtain or maintain trade secret protection or otherwise protect our proprietary rights could adversely affect our business. If, for any reason, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

We may in the future be subject to patent infringement and trademark claims and lawsuits in various jurisdictions, and we cannot be certain that our products or activities do not violate the patents, trademarks, or other intellectual property rights of third-party claimants. Companies in the technology industry and other patent, copyright, and trademark holders seeking to profit from royalties in connection with grants of licenses own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently commence litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. As we face increasing competition and gain an increasingly high profile, the intellectual property rights claims against us and asserted by us will likely grow.

Further, from time to time, we may receive letters from third parties alleging that we are infringing upon their intellectual property rights. Our technologies and other intellectual property may not be able to withstand such third-party claims, and successful infringement claims against us could result in significant monetary liability, prevent us from selling some of our products and services, or require us to change our branding. In addition, resolution of claims may require us to redesign our products, license rights from third parties at a significant expense, or cease using those rights altogether. We may in the future bring claims against third parties for infringing our intellectual property rights. Costs of supporting such litigation and disputes may be considerable, and there can be no assurances that a favorable outcome will be obtained. Patent infringement, trademark infringement, trade secret misappropriation, and other intellectual property claims and proceedings brought against us or brought by us, whether successful or not, could require significant attention of our management and resources and have in the past and could further result in substantial costs, harm to our brand, and have an adverse effect on our business.

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Risks Related to Regulations

We collect, store, process and use personal information and other customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and any security breaches or our actual or perceived failure to comply with such legal obligations could harm our business.

We collect, store, process, and use personal information and other user data, and we rely on third parties that are not directly under our control to do so as well. Our users’ health and fitness-related data and other highly personal information may include, among other information, names, addresses, phone numbers, email addresses, payment account information, height, weight, and biometric information such as heart rates, sleeping patterns, GPS-based location, and activity patterns. Due to the volume and sensitivity of the personal information and data we manage and the nature of our products, the security features of our platform and information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to or acquire sensitive user data. If we or our third-party service providers, business partners, or third-party apps with which our users choose to share their data were to experience a breach of systems compromising our users’ sensitive data, our brand and reputation could be adversely affected, use of our products and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to or acquisition of our user data, we may also have obligations to notify users about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Our users may also accidentally disclose or lose control of their passwords, creating the perception that our systems are not secure against third-party access. Additionally, if third-party service providers that host user data on our behalf experience security breaches or violate applicable laws, agreements, or our policies, such events may also put our users’ information at risk and could in turn have an adverse effect on our business. While we maintain insurance coverage that, subject to policy terms and conditions and a significant self-insured retention, is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the event we experience a security breach.

Our business is subject to a variety of U.S. and foreign laws and regulations that are continuously evolving, including those related to privacy, data security, and data protection due to our collection, processing, and use of personal information and other user data, such as the E.U. Data Protection Directive which covers the transfer of personal data from the European Union to the United States.

We are or may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws and regulations regarding privacy, data protection, data security, data retention, consumer protection, advertising, electronic commerce, intellectual property, manufacturing, anti-bribery and anti-corruption, and economic or other trade prohibitions or sanctions. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws.

In particular, there are numerous U.S. federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data, the scope of which is changing, subject to differing interpretations, and may be inconsistent among different jurisdictions. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy, data security, and data protection. However, given that the scope, interpretation, and application of these laws and regulations are often uncertain and may be conflicting, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure to comply with our privacy or security policies or privacy-related legal obligations by us or third-party service-providers or the failure or perceived failure by third-party apps, with which our users choose to share their Helo data, to comply with their privacy policies or privacy-related legal obligations as they relate to the Helo data shared with them, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation, or negative publicity, and could have an adverse effect on our brand and operating results.

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We are in the process of developing solutions to ensure that data transfers from the E.U. to the United States provide adequate protections to comply with the E.U. Data Protection Directive. If we fail to develop such data transfer solutions, one or more national data protection authorities in the European Union could bring enforcement actions seeking to prohibit or suspend our data transfers to the United States and we could also face additional legal liability, fines, negative publicity, and resulting loss of business.

Certain health-related laws and regulations such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or HITECH, may have an impact on our business. In addition, changes in applicable laws and regulations may result in the user data we collect being deemed protected health information, or PHI, under HIPAA and HITECH. If we are unable to comply with the applicable privacy and security requirements under HIPAA and HITECH, we could be subject to claims, legal liabilities, penalties, fines, and negative publicity, which could harm our operating results.

Governments are continuing to focus on privacy and data security and it is possible that new privacy or data security laws will be passed or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices regarding our users’ data could require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new products, services, and features. Although we have made efforts to design our policies, procedures, and systems to comply with the current requirements of applicable state, federal, and foreign laws, changes to applicable laws and regulations in this area could subject us to additional regulation and oversight, any of which could significantly increase our operating costs.

The labeling, distribution, importation, marketing, and sale of our products are subject to extensive regulation by various U.S. state and federal and foreign agencies, including the CPSC, Federal Trade Commission, Food and Drug Administration, or FDA, Federal Communications Commission, and state attorneys general, as well as by various other federal, state, provincial, local, and international regulatory authorities in the countries in which our products and services are distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant monetary fines, other penalties, or claims, which could harm our operating results or our ability to conduct our business.

The global nature of our business operations also create various domestic and foreign regulatory challenges and subject us to laws and regulations such as the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions, and our products are also subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls. If we become liable under these laws or regulations, we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or services, which would negatively affect our business, financial condition, and operating results. In addition, the increased attention focused upon liability issues as a result of lawsuits, regulatory proceedings, and legislative proposals could harm our brand or otherwise impact the growth of our business. Any costs incurred as a result of compliance or other liabilities under these laws or regulations could harm our business and operating results.

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Sales of future products that may be regulated by the FDA could be adversely affected if we fail to comply with the applicable requirements.

We may have future products that are regulated as medical devices. The medical device industry in the United States is regulated by governmental authorities, principally the FDA and corresponding state regulatory agencies. Before we can market or sell a new regulated product or make a significant modification to an existing medical device in the United States, we must obtain regulatory clearance or approval from the FDA, unless an exemption from pre-market review applies. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all, for future products. Any delay in, or failure to receive or maintain, clearance or approval for any medical device products under development could prevent us from generating revenue from these products. Medical devices, are also subject to numerous ongoing compliance requirements under the regulations of the FDA and corresponding state regulatory agencies, which can be costly and time consuming. For example, under FDA regulations medical device manufacturers are required to, among other things, (i) establish a quality system to help ensure that their products consistently meet applicable requirements and specifications, (ii) establish and maintain procedures for receiving, reviewing, and evaluating complaints, (iii) establish and maintain a corrective and preventive action procedure, (iv) report certain device-related adverse events and product problems to the FDA, and (v) report to the FDA the removal or correction of a distributed product. If we experience any product problems requiring reporting to the FDA or if we otherwise fail to comply with applicable FDA regulations or the regulations of corresponding state regulatory agencies, with respect to any future regulated products, we could jeopardize our ability to sell these products and could be subject to enforcement actions such as fines, civil penalties, injunctions, recalls of products, delays in the introduction of products into the market, and refusal of the FDA or other regulators to grant future clearances or approvals, which could harm our reputation, business, operating results, and financial condition.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which will require us to conduct due diligence on and disclose whether or not our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

Risks Related to the Ownership of Our Common Stock

We do not currently have an active public market for our securities. An active trading market may not develop for our securities, and you may not be able to sell your common stock at or above the offering price per share..

While our common stock is currently quoted on the OTC Pink Market, only a limited number of shares of common stock have traded to date and there is currently no active public market for our common stock.

We intend to apply to list our common stock on the NASDAQ Capital Market. However, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. If such a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at the time you wish to sell them, at a price that is attractive to you, or at all.

The trading market for our common stock in the future could be subject to wide fluctuations in response to several factors, including, but not limited to:

•	actual or anticipated variations in our results of operations;

•	our ability or inability to generate revenues or profit;

•	the number of shares in our public float; and

•	increased competition;

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Furthermore, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.  Additionally, moving forward we anticipate having a limited number of shares in our public float, and as a result, there could be extreme fluctuations in the price of our common stock. The offering price per share has been determined through negotiation between us and representatives of the underwriter, and may not be indicative of the market prices that prevail after this offering. You may not be able to sell your common stock at or above the offering price per share

The market price of our common stock has been and will likely continue to be volatile, and you could lose all or part of your investment.

The market price of our common stock may continue to fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	actual or anticipated fluctuations in our revenue and other operating results;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	negative publicity related to problems in the manufacturing or distribution of our products or the real or perceived quality of our products, as well as the failure to timely launch new products that gain market acceptance;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

•	additional sales or issuance of shares of our common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Future sales of our common stock, or the perception that future sales may occur, may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could materially and adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. The shares of common stock sold in this offering will be freely tradable, without restriction, in the public market, except for any shares sold to our affiliates.

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In connection with this offering, we, our officers and directors and the holders of 5% or more of our currently outstanding shares of common stock have agreed, subject to certain exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without the consent of                                . However,                        may release these shares from any restrictions at any time. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of shares for future sale will have on the market price of our common stock.

Approximately 2,236,631 shares of common stock may be sold in the public market by existing stockholders after the date of this prospectus and an additional 4,294,446 shares of common stock may be sold in the public market by existing stockholders on or about 181 days after the date of this prospectus, subject to volume and other limitations imposed under the federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital through offerings of our common stock. See the section entitled “Shares Eligible for Future Trading” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your investment.

The initial public offering price is substantially higher than the net tangible book value per share of our securities. Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing shares in this offering will incur immediate dilution of $                 per share, based on the initial public offering price of $           per share.

We may issue more shares in the future, which could result in additional dilution to existing stockholders.

Our Articles of Incorporation authorizes the issuance of up to a total of 75,000,000 shares of common stock and up to a total of 10,000 shares of preferred stock. Because we may need to raise additional capital, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors. Such issuances may not require the approval of our stockholders unless required pursuant to the rules of the NASDAQ Capital Market.

We might not be able to maintain the listing of our common stock on the NASDAQ Capital Market.

We intend to apply to list our common stock on the NASDAQ Capital Market in connection with this offering. We will not consummate this offering if our application is not approved. However, there can be no assurance that we will be able to maintain the listing standards of that exchange, which includes requirements that we maintain our stockholders’ equity, total value of shares held by unaffiliated stockholders, and market capitalization above certain specified levels. If we fail to conform to the NASDAQ listing requirements on an ongoing basis, our common stock might cease to trade on the NASDAQ Capital Market exchange, and may move to the OTCQB or OTC Pink Markets operated by OTC Markets Group, Inc. These quotation services are generally considered to be markets that are less efficient, and to provide less liquidity in the shares, than the NASDAQ Capital Market.

Our directors, officers and principal stockholders collectively control a significant amount of our shares, and their interests may not align with the interests of our other stockholders.

Currently, our officers, directors and principal stockholders (which include Mr. Gabriele Galdi and WGH) collectively hold approximately 89% of total voting power in our company. They will continue to have a substantial control of us and we expect that they will collectively hold approximately            % of total voting power immediately after this offering. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our common stock because investors often perceive a disadvantage in owning shares in a company with one or several controlling stockholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring stockholders’ approvals, including electing and removing directors and management and approving mergers or other business combination transactions.  These stockholders also have the ability to significantly influence or control over the approval of significant corporate transactions, including the terms of and matters relating to our Strategic Partner Master Sales and Worldwide Distribution Agreement with WGN.  These actions may be taken even if they are opposed by our other stockholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a possible sale of our company.   In addition,  at the present time,  two of our three directors are also officers, executives or directors of WGH and/or WGN.  These individuals have fiduciary duties to both us and WGN and/or WGH and may become subject to conflicts of interest on certain matters where WGN and/or WGH’s interests may not be aligned with the interests of our minority stockholders.  For more information regarding our principal stockholders, see “Security Ownership of Certain Beneficial Owners and Management.”

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Although we do not intend to take advantage of the “controlled company” exemption to the corporate governance rules for NASDAQ-listed companies, for which we may be eligible upon the closing of this offering, we may in the future avail ourselves of this exemption, which could make our common stock less attractive to some investors or otherwise harm our stock price.

Upon the completion of this public offering, WGH and its affiliates (which include Mr. Gabriele Galdi and WGN) will hold more than 50% of our outstanding common stock. Because they will control a majority of our outstanding voting power, we will meet the definition of  a “controlled company” under the corporate governance rules for NASDAQ-listed companies.  Controlled companies are not required to have a majority of independent directors, nor are they required to have a compensation committee or an independent nominating function. Although our current intention is to not avail ourselves of the controlled company exemption, we are eligible to do so because we have a stockholder who, together with its affiliates will have control over a majority of our outstanding common stock. If in the future we determine to avail ourselves of these corporate governance exemptions, under circumstances where the interests of our controlling stockholder and its affiliates may differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NASDAQ-listed companies, and our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

We do not intend to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may likely prohibit the payment of a dividend. Because we do not intend to declare dividends until we are profitable and cash flow positive from an operations perspective, any gain on an investment in our common stock will need to come through appreciation of the stock’s price.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act. We are also a “smaller reporting company”. We cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our shares of common stock less attractive to investors.

We are and will remain an “emerging growth company” until the earliest to occur of (a) the last day of the fiscal year during which its total annual revenues equal or exceed $1.07 billion (subject to adjustment for inflation), (b) the last day of the fiscal year following the fifth anniversary of its initial public offering, (c) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (d) the date on which we are deemed a “large accelerated filer” (with at least $700 million in non-affiliated public float) under the Securities and Exchange Act of 1934 (or the Exchange Act).

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described in further detail in the risk factors below. We cannot predict if investors will find our shares of common stock less attractive because we will rely on some or all of these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for its shares of common stock and its stock price may be more volatile.

If we avail ourselves of certain exemptions from various reporting requirements, our reduced disclosure may make it more difficult for investors and securities analysts to evaluate our company and may result in less investor confidence.

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The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies”. We meet the definition of an “emerging growth company” and so long as we qualify as an “emerging growth company,” we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We are also currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal.

However, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; are not required to conduct say-on-pay and frequency votes until annual meetings occurring on or after January 21, 2013; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

If we are unable to implement and maintain effective internal control over financial reporting in the future, our ability to produce accurate financial statements could be impaired, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline

We have not yet established an Audit Committee of our Board of Directors but we intend to do so prior to consummation of this offering in connection with our application to list our shares of common stock on the Nasdaq Capital Market. Our current directors are inexperienced with U.S. GAAP and the related internal control procedures required of U.S. public companies and no current member of our Board of Directors is considered an audit committee financial expert. We intend to appoint additional directors to our Board, effective as of the consummation of this offering, at least one of whom will be considered an audit committee financial expert.

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We were a public reporting company until October 5, 2016, the date on which we filed a Form 15 to suspend our duty to file reports under Sections 13 and 15(d) of the Exchange Act. In order to enable our common stock to continue to trade on the OTC Pink Market after the filing of the Form 15, we have satisfied our obligations to make adequate current information publicly available within the meaning of Rule 144(c)(2) of the Securities Act of 1933, as amended, through the filing of Annual and Quarterly Reports and Supplemental Information with OTC Markets. Copies of these reports are publicly available on the OTC Disclosure and News Service. These reports do not comply with the disclosure requirements of Form 10-K’s, 10-Q’s or 8-K’s.

As a result of this offering, we will become subject again to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, we will file periodic reports (Form 10-K’s, Form 10-Q’s and Form 8-K’s), proxy statements and other information with the Securities and Exchange Commission. Upon becoming a public reporting company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. We will also be required to establish and maintain effective disclosure controls. In addition, beginning with our first annual report on Form 10-K following this offering, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

There may be deficiencies with our internal controls that require improvements, and we will be exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

It may be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. Currently, as a small company, we maintain our internal controls through a segregation of duties between our executive officers. With the exception of our Chief Financial Officer, our current officers and directors have limited experience in management of a publicly reporting company. This may be inadequate to have internal controls as we will rely heavily on direct management oversight of transactions, along with the use of external legal and accounting professionals.   We may need to hire additional financial reporting, internal auditing and other finance staff in order to develop and implement appropriate additional internal controls, processes and reporting procedures.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, following the consummation of this offering, we will be required to prepare assessments regarding internal controls over financial reporting and, furnish a report by our management on our internal control over financial reporting.

We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. We will not be required to conduct the evaluation of effectiveness of our internal controls until the end of the fiscal year reported upon in our first annual report on Form 10-K following this offering. In addition, because we are a smaller reporting company, we are not required to obtain the auditor attestation of management’s evaluation of internal controls over financial reporting.

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This process of internal control evaluation and testing is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management expects to expend significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. Failure to achieve and maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our ability to comply with our periodic reporting obligations under the Exchange Act and on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we would be required to adopt and implement policies and procedures to address such material weaknesses. We may also need to employ additional qualified personnel to assist us in these efforts. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

We expect to incur significant costs as a result of operating as a public reporting company whose securities are listed on NASDAQ, and our management will be required to devote substantial time to compliance initiatives.

Following the consummation of this offering we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, and the rules and regulations of the NASDAQ Stock Market. We expect that the expenses that will be required in order to adequately meet our reporting and other obligations, including legal, accounting and financial compliance costs, will be material, and that compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. Any changes in the laws, rules and regulations affecting public companies could also result in increased costs to us as we respond to their requirements. These rules and regulations could also make it more difficult or more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to obtain or maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

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We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in the section entitled “Use of Proceeds”, our management will have considerable discretion in the application of the proceeds received by us from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or results of operations or that increase our common stock price. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions in our charter documents and under Nevada law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management.

Certain provisions in our restated articles of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our restated articles of incorporation and restated bylaws include provisions that:

•	permit the board of directors to fill any vacancies and newly-created directorships;

•	between successive annual meetings, permit the board of directors to appoint one or more additional directors but not more than 1/2 of the number of directors fixed at the last stockholder meeting at which directors were elected.

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the board of directors is authorized to call a special meeting of stockholders; and

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws.

Moreover, certain provisions of the Nevada Revised Statutes (or NRS) may discourage, delay, or prevent a change in control of our company. The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes impose certain restrictions on mergers, business combinations, and other transactions between us and holders of 10% or more of our common stock. In addition The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS prohibit an acquirer, under certain circumstances, from voting its “control shares” of an issuing corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the issuing corporation’s disinterested stockholders or unless the issuing corporation amends its articles of incorporation or bylaws within ten days of the acquisition to provide that the “control share” statute does not apply to the corporation or to the types of existing or future stockholders. See the section entitled “Description of Capital Stock” for additional information.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements may be found under “Prospectus Summary,” “Risk Factors,” Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Statements about our future plans and intentions, results, levels of activity, performance, goals, achievements or other future events constitute forward-looking statements. Wherever possible, words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information available to management as at the date of this prospectus.

Forward looking statements in the prospectus may include but are not limited to statements about:

•	expectations of future operating results or financial performance;

•	expectations regarding the introduction of new products;

•	our plans for growth, future operations and acquisitions;

•	our plans to develop and commercialize our products;

•	anticipated trends in the quantified-self wellness sector and healthcare sector;

•	the size and growth potential of possible markets for our product candidates and our ability to serve those markets;

•	the rate and degree of market acceptance of any future products;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing and our ability to obtain additional financing;

•	our ability to attract strategic partners with development, regulatory and commercialization expertise;

•	our ability to enhance earnings and profitability;

•	our ability to comply with rules and regulations; and

•	expectations regarding the use of proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

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In addition, statements that “we believe” and similar statements reflect our current beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Forward-looking statements involve significant risk, uncertainties and assumptions. Although the forward-looking statements contained in this prospectus are based upon what management believes to be reasonable assumptions as of the date of this prospectus, we cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus and we assume no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including:

•	announcements of new products or technologies, commercial relationships or other events relating to us or our industry or our competitors;

•	failure of any of our key products to gain market acceptance;

•	variations in our quarterly operating results;

•	perceptions of the prospects for the markets in which we compete;

•	changes in general economic conditions;

•	changes in securities analysts’ estimates of our financial performance;

•	regulatory developments in the United States and foreign countries;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	news about the markets in which we compete or regarding our competitors;

•	terrorist acts or military action related to international conflicts, wars or otherwise;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel; and

•	other factors that we discuss in this prospectus in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act which does not extend to initial public offerings. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that these third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under “Risk Factors”.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $7.0 million. If the underwriters fully exercise the over-allotment option, we estimate the net proceeds of the common stock we sell will be approximately $                             . “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of the offering.

We intend to use the net proceeds from this offering for the following purposes:

•	Approximately $2.5 million on research and development as we continue to enhance our Life Sensing Technology;

•	Approximately $1.0 million on talent recruitment and retention as we align our staffing needs to accommodate our growth strategy and reduce the level and extent of outsourcing activities;

•	Approximately $1.5 million on business development, including potential strategic acquisitions or investment in companies, technologies, solutions or businesses that complement our business; and

•	Approximately $2.0 million on working capital and general corporate purposes, which may include technology upgrade, capital expenditures, improvement of corporate facilities, and other general and administrative matters.

The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive developments, and the rate of growth, if any, of our business. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

Although we may use a portion of the proceeds for the acquisition of technologies, solutions or businesses that complement our business, we are not a party to any agreement or understanding as of the date of this prospectus to undertake any such transaction, and we cannot assure you that we will make any acquisitions or investments in the future.

Until we use the net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing securities, or in savings accounts. Our management will have broad discretion in the application of the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. Our Board of Directors' ability to declare a dividend is subject to restrictions imposed by Nevada corporate law. Until we become profitable and are cash flow positive from an operations perspective, we intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Once we have strengthened our balance sheet, enhanced our working capital and accumulated sufficient earnings, we do anticipate paying cash dividends on our capital stock. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, and other factors that our board of directors deems relevant.

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MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Pink Market under the symbol “WCOR” since December 4, 2017. From May 13, 2014 to December 21, 2014, our common stock was quoted on the Over-the Counter Bulletin Board (“OTCBB”) under the symbol “HNVB” and from December 22, 2014 to October 5, 2016, our common stock was quoted on the OTCBB under the symbol “WRMT”. From October 6, 2016 to December 4, 2017, our common stock was quoted on the OTC Pink Market under the symbol “WRMT”. Since December 4, 2017, our common stock has been quoted on the OTC Pink Market under the symbol “WCOR”. The last reported sale price for our common stock on the OTC Pink Market on May 11, 2018 was $2.10 per share.

The table below sets forth the high and low sale prices for our common stock as reported on the OTCBB and the OTC Pink Market, as applicable, during the periods indicated. The quotations below reflect inter-dealer prices and do not include retail markup, markdown or commissions. In addition, these quotations may not necessarily represent actual transactions.

2018	High	Low
2nd Quarter (through May 11, 2018)	$4.20	$1.82
1st Quarter	$14.08	$3.15

2017	High	Low
4th Quarter	$24.00	$6.15
3rd Quarter	$23.98	$19.37
2nd Quarter	$24.99	$11.01
1st Quarter	$24.90	$4.15

2016	High	Low
4th Quarter	$4.30	$1.50
3rd Quarter	$4.00	$0.85
2nd Quarter	$7.99	$1.80
1st Quarter	$3.00	$0.08

Stockholders

As of May 11, 2018, there were approximately 203 stockholders of record of our 36,722,244 outstanding shares of common stock. On May 11, 2018 the last reported sale price for our common stock as reported on the OTC Pink MKT was $2.10 per share.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is ClearTrust, LLC, 16540 Pointe Village Dr., # 206, Lutz, FL 33558.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents as well as capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to give further effect to the issuance and sale by us of shares of common stock in this offering at the assumed public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes appearing elsewhere in this prospectus.

(In thousands, except for number of shares)	As of December 31, 2017
	Actual	Pro Forma (unaudited)
Cash	$881,239	$

Total debt	$0

Preferred stock, $0.001 par value; 10,000 shares authorized; 100 and 0 shares issued and outstanding, actual and pro forma, respectively	$—

Common stock, $0.001 par value; 75,000,000 shares authorized; 36,722,244 and 28,581,000 shares issued and outstanding, actual and pro forma, respectively	36,722

Additional paid-in capital	6,416,066

Deficit	(6,215,362)

Total stockholders' equity	$237,426

Total capitalization	$237,426

The number of shares of common stock to be outstanding after this offering is based on 36,722,244 shares of common stock outstanding as of December 31, 2017, which does not include:

•	shares of common stock underlying warrants to be issued to the representative of the underwriters in connection with the offering.

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DILUTION

Investors purchasing shares of our common stock in this offering will experience immediate and substantial dilution in the as adjusted net tangible book value of their shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of December 31, 2017 was $214,638 or $0.01 per share. Historical net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of common stock outstanding as of that date.

After giving effect to the issuance and sale of shares of common stock in this offering, at a public offering price of $                  per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2017 would have been approximately $          million, or $          per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing our common stock in this offering.

The following table illustrates this dilution on a per share basis (based on all outstanding shares) to new investors:

Public offering price per share		$
Net tangible book value per share before this offering as of December 31, 2017	$
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution in pro forma net tangible book value per share to new investors participating in this offering		$

The following table illustrates this dilution on a per share basis (based on the outstanding shares issued by the Company to directors, officers and affiliates) to new investors:

Public offering price per share		$
Net tangible book value per share before this offering as of December 31, 2017	$
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution in pro forma net tangible book value per share to new investors participating in this offering		$

If the underwriters exercise their option in full to purchase an additional                  shares of common stock in this offering, the pro forma net tangible book value per share after the offering would be $                 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $                 per share and the dilution to new investors purchasing our common stock in this offering would be $                 per share.

The number of shares of common stock to be outstanding after this offering is based on 36,722,244 shares of common stock outstanding as of December 31, 2017, which does not include:

•	shares of common stock underlying the warrants to be issued to the representative of the underwriters in connection with the offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

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SELECTED CONSOLIDATED FINANCIAL DATA

The following table includes (i) summary consolidated statement of operations data for the years ended December 31, 2017 and 2016 and (ii) summary consolidated balance sheet data as of December 31, 2017 and 2016, derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America. The results indicated below are not necessarily indicative of our future performance.

Certain operating expenses in these financial statements have been reclassified to conform to the presentation in the current condensed consolidated financial statements. These reclassifications had no impact upon the previously reported net losses.

You should read this information together with the sections entitled “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Selected Consolidated Financial Data”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2017	2016
Statements of Operations Data
Total Revenues	$4,110,000	$2,038,171
Total cost of revenues	1,845,000	1,516,180
Gross profit	2,265,000	521,991
Total operating expenses	3,436,861	1,378,116
Loss from operations	(1,171,861)	(856,125)
Total other income	41,114	67,921
Net loss	$(1,130,747)	$(788,204)
Net loss per share, basic and diluted	$(0.04)	$(0.03)
Weighted-average number of common shares outstanding: basic and diluted	30,644,436	28,581,000

	December 31,
	2017	2016
Balance Sheet Data
Total current assets	$1,992,761	$429,114
Total assets	2,021,049	1,305,939
Total current liabilities	1,783,623	350,000
Total liabilities	1,783,623	350,000
Stockholders’ equity	237,426	955,939
Total liabilities and stockholders’ equity	$2,021,049	$1,305,939

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our Company’s financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Headquartered in Miami, Florida, we are a technology company in the quantified-self wellness market segment. Leveraging our Life Sensing Technology, we design, produce and sell Helo, our branded wearable devices, through our exclusive marketing and distribution partner, World Global Network Pte. Ltd. and its distribution network (which we refer to as WGN).

Our business model is to monetize our Life Sensing Technology and leverage the sales and marketing power of WGN to promote our Helo wearable devices to the quantified-self wellness market. Since its initial launch in the fourth quarter of 2016, Helo is being worn by end-users in North America, Asia and Europe. To-date, we have shipped and been paid for over 500,000 Helo devices that have been sold by WGN.

During 2015 and 2016, we derived revenues from sale of smartphones and airtime to end-users via our distribution partners, with revenues being generated upon delivery of products and services to the distribution partners. The smartphones were manufactured by a third-party supplier in China, and they were shipped directly to the Company’s distribution partners for onward delivery to end-users; mobile telecom services (“airtime”) was delivered to consumers via exclusive sales agreements with regional third-party distributors.

We changed our business model in the fourth quarter of 2016 when we executed the Preferred Supplier Agreement (or PSA) with our wearable device supplier Quality Technology Industrial Co., Ltd. (or QTI) in October 2016. In accordance with the PSA, we granted a non-exclusive, revocable license to QTI to use and integrate our Life Sensing Technology in the manufacture of Helo, the wearable device. Under the PSA, QTI agreed to pay us a non-refundable fee of $4.00 per Helo Classic and $5.00 per Helo LX shipped from its manufacturing facility. From the fourth quarter of 2016 through the third quarter of 2017, we earned license fees based on the number of Helo devices shipped by QTI.

Effective October 1, 2017, and as a result of our corporate reorganization, we have been selling our Helo devices directly to WGN at a selling price equivalent to cost plus an agreed upon markup. Our business is akin to a traditional wholesale model whereby WGN will place its order directly with us on a prepaid basis, and based on such orders, we will instruct QTI to build and ship the Helo devices in accordance with WGN’s instructions.

Our business, working capital and cash flows from operations are dependent on the extent and timing of Helo orders that WGN will place with us. Any slowdown in WGN’s sales and marketing activities would have a significant impact on our ability to fund our research and development activities, and conduct as a going concern.

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Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2017	2016	Variance	%
Revenues:
Products	$2,210,000	$1,418,626	$791,374	55.8
Services	-	219,545	(219,545)	NM
Licence fees	1,900,000	400,000	1,500,000	375.0
Total revenues	4,110,000	2,038,171	2,071,829	101.7
Costs of revenues
Products	1,845,000	1,434,058	410,942	28.7
Services	-	82,122	(82,122)	NM
Total cost of revenues	1,845,000	1,516,180	328,820	21.7
Gross profit	2,265,000	521,991	1,743,009	333.9
Gross margin	55.1%	25.6%
Operating expenses:
Management fees - related party	774,205	350,000	424,205	121.2
General and administrative	577,029	175,708	401,321	228.4
Research and development	2,085,627	852,408	1,233,219	144.7
Total operating expenses	3,436,861	1,378,116	2,058,745	149.4
Operating loss	(1,171,861)	(856,125)	315,736	36.9
Other income:
Interest income - related party	41,114	67,921	(26,807)	-39.5
Net loss	$(1,130,747)	$(788,204)	$342,543	43.5

Revenues. Our total revenues increased by $2,071,829 or 101.7% from $2,038,171 for the year ended December 31, 2016 to $4,110,000 for the comparable period in 2017. The increase was due mainly to higher licence fees and higher revenues from product sales, partially offset by a decline in services revenues.

•	Revenues from product sales increased by $791,374 from $1,418,626 for the year ended December 31, 2016 to $2,210,000 for the same period in 2017. The increase was due mainly to the sale of Helo wearable devices that began in the fourth quarter of 2017 as a result of our corporate reorganization on October 1, 2017. In 2016, we sold our own branded dual SIM smartphones.

•	Revenues from services decreased from $219,545 for the year ended December 31, 2016 to zero for the same period of 2017. The decrease was due mainly to our decision to temporarily suspend the airtime business as we reorganized and realigned our product and service offerings in 2017.

•	Revenue from licence fees increased by $1,500,000 from $400,000 for the year ended December 31, 2016 to $1,900,000 for the same period in 2017. In accordance with the PSA executed in October 2016, we recognized licence fees of $1,900,000 for the year ended December 31, 2017 based on shipment of 380,000 units of Helo LX by our supplier and $400,000 for the year ended December 31, 2016 based on shipment of 100,000 units of Helo Classic by our supplier.

Gross Profit & Gross Margin

•	Our gross profit increased by $1,743,009 or 333.9% from $521,991 for the year ended December 31, 2016 to $2,265,000 for the same period of 2017. The increase was attributed to (1) higher gross profit from the sale of Helo wearable devices in 2017 as compared to the sale of smartphones and delivery of airtime services in 2016; and (2) the recognition of licence fees on shipment of 380,000 units of Helo LX from Q1 to Q3 of 2017 as compared to 100,000 units of Helo Classic in Q4 of 2016.

•	Our gross margin was 55.1% for the year ended December 31, 2017, as compared to 25.6% for the same period in 2016. The improvement was attributable mainly to the change in our business model and revenue-mix in 2017 as a result of our corporate reorganization.

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Operating Expenses. Our total operating expenses increased by $2,058,745 or 149.4% from $1,378,116 for the year ended December 31, 2016 to $3,436,861 for the year ended December 31, 2017. The increase was due primarily due to (1) higher management services fees as we formalized of our professional services arrangement with a related party; (2) higher general and administrative expenses as we reorganized our business; and (3) higher research and development expenses in 2017.

Management Fees from Related Party. Our management fees from related party increased by $424,205 or 121.2% from $350,000 for the year ended December 31, 2016 to $774,205 for the year ended December 31, 2017. The increase was due mainly to the formalization of our professional services arrangement with World Global Network Pte. Ltd. (“WGN”) in 2017 whereby WGN agreed to deliver management services covering product design, software and product development, and information technology at a fixed quarterly fee plus allocated costs of $130,000.

General and Administrative Expenses. Our general and administrative expenses increased by $401,321 or 228.4% from $175,708 for the year ended December 31, 2016 to $577,029 for the year ended December 31, 2017. The increase was due mainly to our corporate reorganization efforts that resulted in higher professional and consulting fees and the appointment of a new chief financial officer in 2017.

Research and Development Expenses. Our research and development expenses increased by $1,233,219 or 144.7% from $852,408 for the year ended December 31, 2016 to $2,085,627 for the year ended December 31, 2017. The increase was due mainly to the execution of the Exclusive License Agreement with Giner, Inc.in April 2017 whereby we agreed to fund Giner’s non-recurring engineering costs in the amount of $1.6 million related to the integration of its miniaturized transdermal alcohol sensor into our Helo products.

Operating Loss. Our operating loss increased by $315,736 or 36.9% from $856,125 for the year ended December 31, 2016 to $1,171,861 for the year ended December 31, 2017. The increase was due mainly to higher operating expenses driven by higher research and development expenses, partially offset by higher gross profit.

Other Income. Our interest income from a related party note decreased by $26,807 or 39.5% from $67,921 for the year ended December 31, 2016 to $41,114 for the year ended December 31, 2017. The decrease was due mainly to the forgiveness of the related party note in connection with the Exchange Agreement that was executed between us, Fabio Galdi and his related entities on October 1, 2017 as we reorganized our business.

Net Loss. As a result of the foregoing, our net loss increased by $342,543 or 43.5% from $788,204 for the year ended December 31, 2016, to a net loss of $1,130,747 for the year ended December 31, 2017.

Significant Accounting Policies

We prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (or US GAAP). These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable.

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There have been no other material changes during the years ended December 31, 2017 and 2016, in our significant accounting policies. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We derived our revenues from sale of products and services to end-users via distribution partners, with revenues being generated upon delivery of the products or services to the distribution partners and customers, respectively. Persuasive evidence of an arrangement is demonstrated via supporting invoices; service is considered provided when it is delivered to the customers.

We recognized revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Product Sales: We designed and sold our own range of integrated mobile technology products that were manufactured by a third-party supplier in China. These products were shipped directly to our distribution partners for onward delivery to end-users. Title to the products passed to the distributors on shipment from the factory; and sales invoices were issued to the respective distributors at agreed wholesale prices. Distributors were responsible for providing initial warranty support to end-users and held spare unit inventory to service any claims. Distributors had the option to return faulty units once per quarter and we issued credit notes for any returns. Revenues recorded reflected the net amount of sales less any credits for returns in the period. We paid distributors certain incentives for promoting our products, which allowed the Company to quickly expand its distribution network and sales volume. The costs associated with these incentives were deducted from gross revenue in the consolidated statements of operations.

Services Revenue: We had also provided mobile telecom services (“airtime”) to consumers via exclusive sales agreements with regional third-party distributors across the world. Services were initially paid by us to our service providers and then billed on to the relevant distributors at an agreed fixed mark-up on the cost of the airtime actually used by end-users. Revenues recorded only included airtime that had already been consumed by end-users, had a known sales value, and payment could reasonably be assured. Revenues did not reflect any prepayments for unused airtime by end-users. Therefore, no accrual for unused minutes or deferred revenues were required as our distribution partners were responsible for any unused calling plan minutes and there was no obligation for us to deliver minutes beyond actual usage.

License Revenue: In accordance with the Preferred Supplier Agreement (“PSA”) executed in October 2016 between us and our wearable device supplier in China, we granted a non-exclusive, revocable license to our supplier to use and integrate our Life Sensing Technology in the manufacture of our wearable device, Helo. Under the PSA, the supplier agrees to pay us a non-refundable fee of $4.00 per Helo Classic and $5.00 per Helo LX shipped from its manufacturing facility. We recognize the license revenue upon confirmation and receipt of the shipping information from the supplier.

Basis of Consolidation

The consolidated financial statements for the years ended December 31, 2017 and 2016 include the financials statements of World Technology Corp. and our wholly-owned subsidiary, Space Wireless Corp., which was dissolved on November 3, 2017. All intercompany accounts and transactions have been eliminated in consolidation

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Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in our consolidated financial statements include revenue recognition, cost of revenues, allowance for doubtful accounts, and deferred income taxes. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Liquidity and Capital Resources as of December 31, 2017 and 2016

Cash Flows and Working Capital

We have financed our operations primarily through cash flows from operations and financing activities as well as proceeds from related parties. As of December 31, 2017, we had $881,239 in cash that consisted of cash in banks located in the United States. The following table sets forth a summary of our cash flows for the periods indicated:

	For year ended December 31,
	2017	2016
Net cash used in operating activities	$(636,002)	$(243,528)
Net cash provided by (used in) financing activities	$1,488,127	$(107,313)
Net increase/(decrease) in cash	$852,125	$(350,841)
Cash at the beginning of year	$29,114	$379,955
Cash at the end of year	$881,239	$29,114

Operating Activities

Net cash used in operating activities was $636,002 for the year ended December 31, 2017, as compared to net cash used in operating activities of $243,528 for the comparable period in 2016. The increase of $392,474 in our operating cash outflows was attributable mainly to efforts to rebuild our business and reorganize our capital structure.

Financing Activities

Net cash provided by financing activities was $1,488,127 for the year ended December 31, 2017, and it was due mainly to the issuance of common stock during the year. Net cash used in financing activities was $107,313 for the year ended December 31,2016, and it was due mainly to the net cash outflow to a related party.

Working Capital

The following table sets forth a summary of our working capital:

	December 31, 2017	December 31, 2016	Variance

Total Current Assets	$1,992,761	$429,114	$1,563,647
Total Current Liabilities	$1,783,623	$350,000	$1,433,623
Working Capital	$209,138	$79,114	$130,024
Current Ratio	1.12	1.23

Total working capital amounted to $209,138 at December 31, 2017, as compared to $79,114 at December 31, 2016. Our current ratio decreased from 1.23 at December 31, 2016 to 1.18 at December 31, 2017. Our current financial conditions raise substantial doubt about our ability to continue as a going concern.

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We believe that, with the recent corporate reorganization, we could improve our cash flow from operations and enhance our ability to meet our anticipated cash needs, including cash needs for working capital and capital expenditures in 2018. However, our business, working capital and cash flows from operations are dependent on the extent and timing of Helo orders that WGN will place with us. Any slowdown in WGN’s sales and marketing activities would have a significant impact on our ability to fund our research and development activities, and conduct as a going concern. If WGN does not place any Helo orders with us, we may only be able to conduct our planned operations for a period of three to six months using currently available capital resources. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or borrow from banks. However, financing may not be available in the amounts we need or on terms acceptable to us, if at all.

We are developing new products and will seek additional funds to finance our immediate and long-term operations and business plan through debt and/or equity financing. The successful outcome of future financing activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute its intended business plan. Ultimately, our ability to continue as a going concern is dependent upon our ability to attract new sources of capital, in order to attain a reasonable threshold of operating efficiency and achieve sustained profitable operations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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BUSINESS

Overview

We are a technology company that provides wearable devices for use in the quantified-self wellness market. Our wearable devices and related applications provide our end-users with self-knowledge through self-tracking. Our Life Sensing Technology uses state-of-the-art sensors, signal processing and proprietary algorithms to collect and process specific data from end-users; and it is embedded into Helo, our branded wearable devices that are designed, mass produced and sold into the wellness market through our exclusive marketing and distribution partner, World Global Network Pte. Ltd. and its distribution network, which we refer to herein as WGN.

WGN is a direct-to-consumer, multi-level marketing company with operations in countries including the U.S., Singapore, Ireland, Thailand, China, India, the Philippines, and Japan.  WGN is 50% owned by each of Fabio Galdi, who serves as our Chairman of the Board and Chief Technology Officer, and his brother, Gabriele Galdi. World Global Holdings Pte. Ltd., our largest stockholder, which we refer to as WGH, is 50% owned by Gabriele Galdi, 28% owned by Alfonso Galdi, the brother of Fabio Galdi and Gabriele Galdi, and 22% owned by Alessandro Senatore, who serves as a director of our company. Currently, WGH, WGN and their affiliates collectively own approximately 83.2% of our outstanding common stock.

Since the initial commercial launch of the first Helo devices in the second half of 2016, our Helo devices are being worn by end-users in North America, Asia and Europe. To date, we have shipped and been paid for over 500,000 units of Helo Classic and Helo LX. Helo is more than just a wearable device that measures steps, heart rate and blood pressure - what differentiates Helo from other available wearable devices in the wellness sector is our Life Sensing Technology that is embedded in every Helo. This technology encapsulates an increasing array of state-of –the-art sensors that capture a wide range of user biometric data, which is encrypted and uploaded to secure cloud storage where it is further processed, segregated and made available to third parties, enabling the development of novel applications (such as a Lifestyle Index, and the non-invasive sugar trend monitoring and alcohol sensing applications that are currently under development) for Helo users.

Our strategic goal is to build a growing community of loyal Helo users in the wellness market who enjoy meaningful feedback from the user-friendly applications on their Helo and in return agree to share their data. Given the launch of our existing products and our strong sales and marketing relationship with WGN, we believe that we are well positioned to address specific market segments within the wellness market. We expect to enter the sugar trend wellness monitoring market in the latter part of 2018, following the launch of Helo Extense, a wirelessly connected device that will enable users of Helo LX and Helo LX+, an enhanced version of Helo LX with additional sensors that was launched in January 2018, to non-invasively monitor their sugar trends on demand. In 2019, we expect to launch a Helo device with all of the current Helo capabilities plus a continuous alcohol sensing capability by developing a miniaturized alcohol sensor in partnership with Giner Inc., a Massachusetts based research and development company that already sells its alcohol sensors to the U.S. criminal justice system.

Our Technology

Life Sensing Technology is a proprietary technology that has been developed by our in-house team, leveraging our experience working together, building and successfully selling mobile devices and telecom services worldwide. Our Life Sensing Technology uses state-of-the-art sensors that are selected or customized to our specifications, and optimally configured for Helo devices. These sensors continuously collect specific user biometric data that is encrypted and securely uploaded to our cloud based storage platform where the data is processed using algorithms and artificial intelligence to further refine the data. This ongoing data upload populates an ever-expanding bio-parameter database that we believe will have the potential to develop into a diverse and rich database that will be highly desirable for wellness and health-related data mining, and third party software application (or App) development. Currently, controlled access to our user-anonymized version of this data is available via our Open Application Programming Interface (or OpenAPI) which delivers selected data to authorized third parties, enabling Helo Apps to query our database in real-time and providing data for research, product evaluation and other purposes. We are responsible for the data we provide and the third parties who access our data are responsible for interpreting our data. Helo Apps developers are entirely responsible for any information that they, as subject matter experts, present to Helo users who download their App.

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We believe that our data collection, user-approval and authorization to use this data is greatly enhanced by our close customer relationships developed by WGN, which enables us to secure permission to collect data on demand and to store, own and optimally analyze this data for in-house and third-party development. We believe that our access to the user through WGN’s exclusive direct sales model creates a protected market for our current product offerings and secures a ready market for our future product offerings currently in development.

Our Helo devices continuously gather data from our users and upload this data to populate a proprietary database built to enable our corporate partners to create new applications for our users, determine new insights and identify new trends generated from our user data. Our database contains extensive multi-ethnic, biometric and vital signs data that is restructured so that user data is anonymized. Our strategy is to make such data available to our corporate partners and third-party App developers, generating a possible new revenue stream in addition to revenues generated from sales of the Helo Apps and Helo devices.

Our Relationship with WGN

WGN has been in business since 2010 and has served as our exclusive distribution partner since 2014. In early 2016, WGN transitioned out of its worldwide mobile business to enter into the wearables market. Today, our Helo line of products is WGN’s primary offering. Sales of Helo through the direct selling channel lends itself to a person to person promotion because although it is a technology product, it provides meaning information that is fundamentally personal nature.

WGN is a multi-level marketing company specializing in sales, marketing and distribution of technology products worldwide online. According to WGN, it had over 10,000 customers in June 2017 who were considered business builders and a total of 17,000 customers in Canada and USA. In January 2018, Business for Home ranked WGN as one of the 100 Solid Top MLM Companies. In February 2017, two of WGN’s business builders were ranked 2nd and 4th out of the top 10 earners according to Business for Home.

WGN is 50% owned by each of Fabio Galdi, who serves as our Chairman of the Board and Chief Technology Officer, and his brother, Gabriele Galdi. World Global Holdings Pte. Ltd., our largest stockholder, which we refer to as WGH, is 50% owned by Gabriele Galdi, 28% owned by Alfonso Galdi, the brother of Fabio Galdi and Gabriele Galdi, and 22% owned by Alessandro Senatore, who serves as a director of our company. Currently, WGH, WGN and their affiliates collectively own approximately 83.2% of our outstanding common stock.  Consequently, certain conflicts of interest, which are more fully discussed below, exist between our company on the one hand and WGN on the other hand.

Based on our Strategic Partner Master Sales and Worldwide Distribution Agreement with WGN that we entered into on October 1, 2017. WGN places Helo orders with us on a prepaid basis at an agreed-upon mark-up on our cost of manufacture. Once we receive orders from WGN, we authorize our supplier to fulfill these orders and notify WGN when their orders are ready for pickup or shipment.

We have also granted WGN a non-exclusive license to use our brands (including the marks “Wor(l)d” and “Helo”), to promote sales of Helo devices to end-users in the wellness market worldwide as well as sales of Helo Apps to its users. Under the terms of the Strategic Partner Master Sales and Worldwide Distribution Agreement, in addition to our mark-up on Helo sales, we will receive a 30% net revenue share on all Helo App sales by WGN on Google Play Store, Apple’s App Store or directly downloaded from Helo App Store. Currently, there are some free Apps available for download by Helo users, and we expect to generate revenues from user paid Helo Apps sales beginning in the second half of 2018.

The initial term of the Strategic Partner Master Sales and Worldwide Distribution Agreement with WGN is five years.  After the initial term,  the Strategic Partner Master Sales and Worldwide Distribution Agreement shall renew automatically for an additional two year term and thereafter for additional one year terms unless either we or WGN provides written notice to the other party on or prior to 180 days before the expiration of the initial term of any renewal term of its intent to terminate the agreement at the end of the initial term or renewal term, as applicable.  Either party may also terminate the Strategic Partner Master Sales and Worldwide Distribution Agreement for cause, for non-payment or non-performance by the other party or in the event of the insolvency of the other party.

We believe that our exclusive partnership with WGN allows us to reach prospective end-users worldwide, and promote the benefits of a growing range of targeted paid Apps. These Apps have been designed by third party subject matter experts to provide users with specific, relevant and timely information so they can make appropriate lifestyle choices based on the current status of their continuously measured bio-parameters. We believe that users will self-select their Apps to meet their information requirements, which in turn provides them with what they need in a demonstrable and meaningful way. We believe that this attribute will help build viral sales, loyalty to, and belief in, the Helo devices and will facilitate user endorsements and recommendations. In addition, WGN’s turnkey online direct sales business model provides users with the ability to make sales referrals for our products.

As our exclusive marketing and distribution partner, WGN not only provides us with a fast-track go-to market strategy but also creates the potential for customer loyalty in a protected market that is incentivized by an individually rewarding commission-based referral program. According to WGN, the average commission earned by World Global Network Associates in the U.S. and Canada in 2017 was $410.60.  Over 4,700 of these Associates earned over $1,000, over 600 Associates earned over $10,000 and over 80 Associates earned over $50,000.

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The Wearable Devices Market

Quantified-Self Wellness Market

Our current market is the quantified-self wellness market (i.e., self-knowledge through self-tracking). According to The Global Wellness Institute, the global wellness industry is a $3.7 trillion market and growth is expected to accelerate by 17% in the next five years with a tremendous opportunity predicted for marketers to meet the needs of health-focused consumers. In addition, the worldwide wearables market is set to nearly double by 2021, according to International Data Corporation, with the wearable technology market expected to reach $51.6 billion by 2022.

From a technology perspective, this market has been revolutionized by wearable devices with Bluetooth capabilities coupled with smartphones that connect to the cloud which have opened up a vast array of new products and services. We believe that low power, full Internet of Things (or IoT) connectivity will also yield another wave of innovation, as users will no longer be tied to their smartphones for connectivity purposes. In addition, the decreasing costs of chips and other components, combined with miniaturization are also expected to expand the size of this market.

Market education by Fitbit, Apple and others has encouraged wearable device acceptance. Today, the key drivers of this market include technology improvements and the “self-care is the new healthcare” attitude phenomenon. We believe that increasing health and fitness awareness, combined with the rising share of aging population, increasing incidences of chronic and lifestyle diseases and a focus on prevention rather than cure, will also increase the demand for quantified-self wellness products.

However, we also believe that the growth of the wellness market could be inhibited by factors that might have a negative impact on user perception, such as devices that generate data without giving insights into what that data signifies or devices that fail to correlate generated data with factors affecting digital health to provide actionable intelligence regarding a digital health outcome. It is our expectation that privacy and security concerns and evolving regulations in these areas will also have a material impact on the future of the quantified-self wellness market.

Healthcare/Digital Health Market

As technology matures and as wearables and sensors are further miniaturized, we believe that more novel applications for healthcare will be developed. We believe that we will witness integration of medical sensors into consumer electronics that will enable home-based medical data gathering and support remote care and preventive digital health programs, with potential opportunities in areas such as:

Health and Wellness Monitoring

•	Sensors and wearables that monitor physiological data of older people and individuals with chronic conditions can facilitate timely clinical interventions.

•	Some consumer-focused health and fitness sensors and wearables are widely used by enthusiastic individuals to gather quantified data about their health.

Safety Monitoring

•	Many sensors and wearables have been developed to detect falls, epileptic seizures and heart attacks in older people and susceptible individuals—and then send alarm signals to caregivers or emergency response teams.

Home Rehabilitation

•	Sensing technology is sometimes used in combination with interactive gaming and Virtual reality environments and augmented feedback systems to facilitate home-based rehabilitation for physiotherapy, patients with heart disease and ageing individuals.

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Treatment Efficacy Assessment

•	We believe that through the use of sensors and wearables, the efficacy of treatments and outcomes of clinical trials can be better assessed. Sensors can help to track physiological changes from chronic conditions, as well as the progress of treatments on a continuous basis.

•	Sensors are also used to monitor, assess and improve patient compliance with their treatment regimens.

Early Detection of Disorders

•	By combining physiological sensors with activity monitors and consumer-end electronic devices, we believe that this application of digital health can be used for early detection of symptoms and adverse changes in a patient’s health status - facilitating timely medical interventions.

Sugar Trend Monitoring Market

The importance of blood glucose (also known as blood sugar) monitoring is that it currently serves as the main tool used to check diabetes control. The current mainstream blood glucose measurement process is to use a lancing device on the side of the fingertip to obtain a drop of blood, touch the test strip to the drop of blood and wait for the result. Apart from being painful for the diabetic, there are health risks due to the invasive nature of the process as well as measurement compliance and recording issues.

We plan to provide a wearable device in the wellness sector that is non-invasive, blood free, and is capable of providing on-demand or continuous self-monitoring of the user’s sugar trend (i.e., not specific blood sugar reading) and that does not require consumable components (such as test strips, lancets that prick the skin or patches that attach to the skin). We believe these are critical features that will distinguish us from the other wearable devices that are currently available in the wellness market.

Based on data from the American Diabetes Association and the 2017 National Diabetes Statistics Report, diabetes is a pervasive healthcare problem in the United States, which creates a large market for our potential continuous sugar trend monitoring feature. For example:

•	30.3 million Americans, or 9.4% of the population, have diabetes, and $1 in every $5 health care dollars in the U.S. is spent caring for people with diabetes.

•	1.5 million Americans are diagnosed with diabetes every year.

•	In 2015, 84.1 million Americans age 18 and older had pre-diabetes.

In addition, according to the International Diabetes Federation, 415 million people worldwide (1 in 11 people) have diabetes, consuming 12% of global health expenditure (or approximately $673 billion) in 2015.

Although blood glucose monitoring is often associated with pre-diabetics or diabetics, we believe there is an even wider potential target market — those who do not have diabetes. This was highlighted in 2015, when the World Health Organization reaffirmed its previous recommendation that our intake of sugar — other than sugar that is naturally contained in fruits and vegetables – should not exceed ten per cent of total energy intake, and that reducing our sugar consumption to less than five per cent of total energy intake would bring additional health benefits. We believe that this and other research demonstrates that sugar trend monitoring can be an important opportunity in the wellness sector that we should pursue.

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Opportunity in Non-Invasive Sugar Trend Monitoring

There has been a focus by a number of our competitors as well as early stage companies on developing a continuous monitoring, non-invasive, non-inserted, blood glucose monitoring device. Our goal is to deliver a continuous monitoring, blood and needle free, no consumables, non-invasive, wearable sugar trend monitoring device for users in the wellness sector in early 2019. In the second half of 2018, we plan to deliver a Helo device with all these properties except that it will monitor the user’s sugar trend on-demand rather than continuously.

Our Products

Our Helo wearable devices have been designed to satisfy the demand from customers in the quantified-self wellness market. We have built a platform where both our Helo users leverage our device to monitor their wellness and where our Helo devices serve as a gateway to an automated data collection capability that we believe opens up the opportunity for the development of a huge range of wellness Apps and data mining opportunities.

Since the fourth quarter of 2016, we have sold over 500,000 Helo devices through WGN to the quantified-self wellness sector worldwide. During this time, we have moved from supplying only a single sensor device for our Helo Classic and Helo LX models to providing multi-sensors for our Helo LX+ models that were made available during the first quarter of 2018.

We have worked to optimize our Life Sensing Technology and upgrade our Helo device from its Classic version to the current Helo LX, which we introduced in 2018 that offers more features to our users in the wellness market. We believe that our Helo LX and Helo LX+ (which was launched at the Consumer Electronics Show 2018 in Las Vegas in January 2018) are designed and are suitable for the worldwide quantified-self wellness market.

•	Helo LX has an accelerometer and a photoplethysmography (or PPG) green sensor that non-invasively detects volumetric changes in peripheral blood vessels in the wrist. This PPG sensor enables Helo LX Apps to measure Heart Rate, Breath Rate, Mood/Energy and Steps, and it is also future-proofed by being “Plugin” enabled, so Apps developed in the future will be backward compatible for use by Helo LX users (see discussion on Helo Apps below).

•	Helo LX+ (which was launched in January 2018) has everything the Helo LX has, plus additional sensors that allow it to gather more user data which will increase functionality delivered to the user, such as enabling EKG analysis to be performed.

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•	Our Helo Extense, expected to be launched in mid-2018, will enable Helo LX and Helo LX+ users to non-invasively monitor their sugar trend on demand.

•	Helo LX Pro will be similar to the Helo LX+, but it will incorporate the Helo Extense capabilities enabling the user’s sugar trend to be monitored continuously, rather than on demand. We intend to submit the Helo LX Pro to the FDA for its approval as a medical device in 2019. Once launched and following receipt of any required regulatory approvals, we believe that the Helo LX Pro Apps will be able to provide users with more detailed information than is currently provided by the Helo LX+ Apps.

wor(l)d™

Life Sensing Technology

CES
Las Vegas / January 9-12
Booth 45031 - Sands Expo

	HELO LX	HELO LX+	HELO LXPro	HELO 2
Green Sensor	✓	✓	✓	✓
Wireless Charger	✓	✓	✓	✓
BLE Connection	✓	✓	✓	✓
Splash Resistant	✓	✓	✓	✓
Interchangeable Bands	✓	✓	✓	✓
Accelerometer	✓ 3 axis	✓ 3 axis	✓ 3 axis	✓ 3 axis
Battery Duration [1]	✓ 4 days	✓ 4 days	✓ 4 days	TBD
WeCare [2]	✓	✓	✓	✓
Guardian System [2]	✓	✓	✓	✓
Open API 1.0	✓	✓	✓	✓
Open API 2.0	✗	✓	✓	✓
Gyroscope	✗	✓ 3 axis	✓ 3 axis	✓ 3 axis
EKG Clinical Grade Sensors	✗	✓	✓	✓
NIR Sensor	✗	✓	✓	✓
Red Sensors	✗	✓	✓	✓
UV Sensor	✗	✓	✓	✓
Clinical Grade Sensor	✗	✓	✓	✓
Skin Contact Sensor	✗	✓	✓	✓
XS and XL bands	✗	✓	✓	✓
SUGAR TREND Software Package ready [3]	✓	✓	✓	✓
SUGAR TREND Software Price [3]	$ 299	$ 299	$ 299	$ 299
HELO EXTENSE	Required [4]	Required [4]	Not required [5]	Not required [5]
HELO EXTENSE PRICE	One Extense included for free (shipping costs extra) with one SUGAR TREND Software Pack	One Extense included for free (shipping costs extra) with one SUGAR TREND Software Pack	-	-
Accuracy	3 LEVELS	9 LEVELS	9 LEVELS	9 LEVELS
Continuous Monitoring	✗	✗	✓	✓
Ready for EKG Analysis (AFI-APB-VPB-LBBB/RBBB-AVB) [6]	✗	✓	✓	✓
FDA Eligible	✗	✗	✓	✓
Full IoT - 4G LTE	✗	✗	✗	✓
Alcohol Sensor	✗	✗	✗	✓
Mosquito Shield	✗	✗	✗	✓
Alert Button	✗	✗	✗	✓
Advanced Voice Interface	✗	✗	✗	✓
Display	✗	✗	✗	✗
Availability	Currently on Sale Available Immediately	Currently on Sale Available From February 2018	During 2019	During 2019
Price	$ 199	$ 399	$ 499	Announced during 2019

- Shared Features
- Advanced Features
- Sugar Trend functions
- Not available at Device launch
- 2019 Forecast
- Availability & Prices

[1] The value is an indicative value based on average use under standard conditions with scheduled measurements every 2 hours.

[2] Some functions require a paired, connected smartphone to send SMS, GPS position and email. Helo 2 will be an IoT device and will not require a connected smartphone.

[3] All HELO devices require a separate purchase of SUGAR TREND Software Pack for each device.

[4] HELO LX and HELO LX+ require a separate purchase of a specific software, SUGAR TREND for HELO LX, and the HELO EXTENSE device for measurement.

[5] HELO LX PRO and HELO 2 requires a separate purchase of a specific software, SUGAR TREND for HELO LX+ while HELO EXTENSE is not required.

[6] Available only in selected countries.
AFI: Atrial Fibrillation.
APB: Superventricular Premature beats.
VPB: Ventricular Premature Beats.
LBBB/RBBB: Left/Right bundle-branch Block.
AVB: Atrioventricular Block.

E&OE - Correct at date of printing - CES 2018

•	We believe users who have Helo LX and who are involved in the WGN marketing business as consultants will seek to upgrade to Helo LX+ and then LX Pro when it is released.

•	Under the right market conditions, our long-term plan is to extend our business into the healthcare sector if and when our Helo Pro wearable device is FDA approved, and assuming that we are able to secure a healthcare appropriate distribution platform for the device. There is no assurance that this plan can be achieved in 2019.

Our Mission and Growth Strategy

We seek to become a leading wellness wearable device and “big data” provider whereby our Helo users would benefit from the availability of new products and services (initially in the wellness sector and later in the healthcare market segment), developed from sharing their anonymized, aggregated, multi-ethnic, bio-parameter data in a structured way with authorized third parties.

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We intend to grow our business by adopting the following strategies:

•	Increase unit sales to the wellness market by:

o	Rolling out new Helo models (Helo LX+ was launched in January 2018 during the Consumer Electronics Show 2018 and first delivery to end-users was in the first quarter of 2018) at different price points with functionalities (such as non-invasive sugar trend monitoring) that are tailored to different end-users in the wellness market segments;

o	Enhancing Helo’s functionality and features by continuing to fund Life Sensing Technology development and building new sensor technology partnerships, so we can introduce more sensors that could capture more data (such as the launch of a Helo device with an integrated alcohol sensor, targeted for launch in 2019) or partner with algorithm experts who help enhance the processing of the data that we already capture so that third parties can develop more creative Apps.

•	Supporting the development and sales of Helo Apps:

o	Based on our existing operating platform and as we continue to collect biometric data from Helo users, we believe that the data gathered using our Life Sensing Technology will create significant revenue opportunities for us as more subject matter experts and third-party App developers begin to access our data by mid-2018.

o	Facilitating the accelerated development of Helo Apps by third party developers through the addition of our own development team to streamline and continuously upgrade the OpenAPI so that the process is fully turnkey and self-service. In addition, we plan to regularly promote the leading apps on the Helo App Store, at events like the Consumer Electronics Show and via our distributor, WGN.

•	Entry into the healthcare market. If and when our Helo LX Pro is approved as a medical device by the FDA in the U.S. (and appropriate regulatory authorities in other jurisdictions) and we are able to secure a suitable distribution partner, we intend to launch a complementary product line that is specifically designed for the healthcare market, that would provide user-appropriate information to the user and physician-appropriate information to the physician.

•	Launch of HeloPay. We plan to launch an IoT device (such as Helo 2 that is scheduled for delivery in 2019) that will have near field communication technology (NFC), enabling HeloPay to work on Helo devices where Contactless Visa or MasterCard works (rather than being restricted by local, in-country banking agreements) so we could offer instant worldwide coverage to all Helo 2 users.

Potential Revenue from Helo App Sales

Currently, we are in the business of offering our Helo devices to consumers in the wellness sector through our exclusive marketing and distribution partner, WGN. We will seek to expand our revenue model in the second half of 2018 by monetizing our Life Sensing Technology through sales of Helo Apps that are being developed by third parties for Helo device users.

As a big data provider, we hope to establish a secure platform for subject matter experts and software developers to access our anonymized database of biometric and vital signs data from our Helo device users. This data is accessed using an OpenAPI that provides access to Helo user data so these third-party developers can analyze this data and provide useful, valuable and personal user information. If this information is suitably packaged in an intuitive, attractive App providing insights and meaning to user data, we believe our Helo device users will likely purchase that App. In addition, if WGN Helo users find it beneficial, they will promote it within their pre-existing network.

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Based on our planned revenue-share model, third party App developers, WGN and we will be entitled to 40%, 30% and 30% of the proceeds from Helo App net sales revenues, respectively. We anticipate that by the third quarter of 2018, we will be able to generate revenues from the sales of Helo Apps promoted by WGN.

Examples of some free Helo Apps are displayed on the screen shot of the Helo App Store below.

Our Competitive Strengths

We believe that our strength comes from our understanding of the wellness market, our ability to anticipate end-user’s needs, our ability to further develop, integrate and monetize our Life Sensing Technology, our OpenAPI platform that allows third party subject matter experts and App developers to create novel, useful and user-enticing Apps, our exclusive distribution model and the proprietary user database that we are able to build through the sale of Helo wearable devices by our exclusive distributor, WGN. We believe we have a scalable business platform that is conducive to potential growth in revenue and profitability, and we believe our business model will adapt well to changing market conditions.

We believe we possess the best attributes of a number of successful companies operating in our space, and that these capabilities have us well positioned to monetize our Life Sensing Technology in the wellness market. Our target market is the lucrative intersection of wearable device manufacturers (e.g. Fitbit), medical and healthcare big data providers (e.g. IBM), wearable device designers (e.g. Apple) and professional multi-level marketers (e.g. NuSkin). We therefore believe we are positioned with the appropriate mix of in-house skills, capabilities, direct market access and focus to reach our targeted customers.

We also believe that the following competitive strengths enhance our position in the markets that we are currently competing in:

•	Proven Distribution Platform: Our exclusive marketing and distribution partner, WGN, a multi-level marketing company with a global footprint, is a recognized technology direct selling company. Its consultants are goal-oriented and they are motivated by referral-based commissions to generate sustainable sales of our Helo devices.

•	Differentiated Business Model: Our business model is to design wearable devices that are intended to address the wellness needs of our various target customers at different price points by providing them with the specific functionalities they seek. By leveraging our ability to capture and aggregate biometric and vital signs from our Helo device users and ability to offer pertinent software applications that meet their needs, we believe we have a significant opportunity to differentiate ourselves from the current suppliers in the wellness market that is being served and validated by the likes of Fitbit. While we depend on WGN on revenue growth and increase in unit sales, we carry no inventory risk and our agreement with WGN currently provides a mark-up on our costs for products that they purchase from us.

•	Scalable Business Platform: We believe we have the structure and discipline for controlling our operating expenses and overhead as we seek to grow our business and establish (and thereafter improve) our operating profits. By keeping a relatively low headcount and optimizing the use of outsourced industry experts and working with preferred manufacturing partners, we have been able to attain our strategic and operational objectives without incurring significant overhead costs.

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Research and Development

In April 2017, we entered into an exclusive license agreement with Giner Inc., a research and technology company based in Massachusetts, pursuant to which Giner agreed to incorporate its miniaturized transdermal alcohol sensor (or TAS) into our Helo device and give us an exclusive license to use, market, sell and distribute the integrated Helo product in the consumer market. In exchange, we agreed to fund Giner’s non-recurring engineering costs related to the integration of the TAS technology into our product. Giner has also agreed to build a mobile software application for us with certain advanced features using TAS and other Helo data.

The term of exclusive license agreement continues until December 31, 2022 (the “Initial Term”), subject to perpetual automatic annual renewal as follows: If we meet the target volume in Year 5, as set forth in the agreement, or maintain exclusivity by paying the shortfall fee, then the agreement will automatically renew for an additional year, with a new volume target to be negotiated and mutually agreed upon by both parties in good faith.  The agreement will continue to automatically renew for subsequent annual periods so long as we meet or exceed the volume target of the preceding year or pay the shortfall fee.  The target volume of each successive year after Year 5 shall not exceed an increase of 15% of the preceding year’s target volume, and such increase amount shall apply if the parties are not otherwise able to mutually agree on an increase.  Either party has a right to terminate the agreement if the other party fails to perform or comply fully with any material provision and such failure continues for 30 days thereafter.

Prior to October 1, 2017, except for the Giner agreement, all related research and development expenses, including costs incurred in the hardware and software development of Helo Classic, Helo LX and Helo LX+ were borne by WGN. In connection with our corporate reorganization on October 1, 2017, WGN assigned and transferred to us all of its rights, title and interest in and to certain technology, intellectual property and intellectual property rights.

We expect to spend approximately $2.8 million on research and development in fiscal 2018 and $4.5 million in 2019. We expect to fund our research and development from our working capital and proceeds from this offering.

Sales and Marketing

We believe that to obtain sales, we do not need a dedicated and expensive sales and marketing team as our current business model is to sell our Helo devices directly to WGN, who then sells the Helo devices to the end-users.

We believe WGN’s consultants and its peer-to-peer referral process is ideal for the sale of our Helo devices in the wellness market. Leveraging its online model (see example screen shot below), we believe WGN is capable of promoting our Helo devices worldwide efficiently and effectively as its consultants are motivated by the referral-based commission process to identify and reach out to people who they believe may be interested in our Helo wearable device and wish to make a purchase.

To create a sale, the WGN consultant provides the end-user with a consultant specific WGN online sales portal web address. This website brings the end-user to the WGN shopping cart (see below) where the customer can submit his/her order directly to WGN; and in the process, this order is tagged to the WGN consultant who made the introduction and gets paid a customer-referral commission by WGN.

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All WGN customers automatically get their own WGN online sales portal where they can access all product information, training manuals and referral commissions so they can in-turn become a WGN consultant, repeat the process and get paid a commission for successfully making a customer referral.

According to WGN, in 2017 almost one out of every three Helo customers in the U.S. and Canada have made at least one successful customer referral in 2017 for which they earned a commission.

We believe that our exclusive sales and distribution agreement with WGN provides us with a unique route to market that delivers multiple benefits across all markets:

•	Strong Brand and Channel Management: We work closely with WGN senior management in the creation and delivery of a consistent brand message domestically and internationally.

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•	Loyalty: Helo provides feedback to users of a personal nature, so WGN’s peer-to-peer business model provides a personal approach and an incentivized support system for the end-users should they require any level of support. This approach also builds loyalty within the WGN customer base and encourages repeat purchases.

•	Viral Growth: Given the numbers of users promoting the products online, the sales and marketing approach creates the potential for building brand awareness quickly and fostering viral sales growth because the whole process is automatic and fully scalable. Since WGN’s sales portal and customer creation process is automatic, end-user referrals can be done individually or in groups, using social media or traditional communication methods such as phone calls or even face-to-face meetings, and there are no geographical boundaries. Thus, customer referrals can be local, across the U.S. or international. In addition, there is no barrier to becoming a WGN consultant, and consultants are motivated by a commission-based referral model to drive unit sales. Also, in terms of fulfillment, once a customer places a Helo order, it is electronically communicated to a WGN logistic center where it is automatically fulfilled and dispatched for delivery by courier. WGN consultants are also incentivized to promote Helo Apps and in this case, when an end-user places an order, delivery is over the web providing instant delivery upon successful payment to WGN.

•	Speed to market: WGN online sales process and distribution model provides us with a receptive and ready market for new products that can be shipped to users as soon as they are manufactured.

While we rely on WGN to promote our Helo devices and the Helo Apps, we also undertake some selected events to build industry awareness of our company and the Helo brand and to seek out new potential market channel partners (that do not compete with WGN at any level) as well as technology partners, subject matter experts and big data customers. For example, in early January 2018, we launched the Helo LX+ in Las Vegas at the Consumer Electronics Show 2018, and previewed the non-invasive sugar trend monitoring technology as well as alcohol sensing technology.

Our Competition

The wellness market is both evolving and fiercely competitive, with a multitude of participants, including specialized consumer electronics companies such as Fitbit. Garmin, Jawbone and Misfit, traditional health and fitness companies such as Adidas and Under Armour, and traditional watch companies such as Fossil and Movado also participate in the market. In addition, many large, broad-based consumer electronics companies either compete in our market or adjacent markets or have announced plans to do so, including Apple, Google, LG, Microsoft and Samsung. For example, Apple sells the Apple Watch, which is a smartwatch with broad-based functionalities, including some health and fitness tracking capabilities, and has sold a significant volume of its Apple Watches since introduction.

In the wellness market, we also face competition from manufacturers of lower-cost devices, such as Xiaomi and its Mi Band devices. In addition, we compete with a wide range of stand-alone wellness and fitness related mobile apps that can be purchased or downloaded through mobile app stores.

We acknowledge that we are a small company that is relatively new to the wearable devices market, and we will continue to face significant competition from larger, more established companies. We believe we could be a niche player because of our exclusive distribution arrangement with WGN and our ability to leverage Life Sensing Technology (such as our non-invasive sugar trend monitoring technology) to bring alternative wellness solutions to our end-users.

Manufacturing

Our Helo devices are manufactured under contract by Quality Technology Industrial Co., Ltd., a third-party based in Shenzhen, China, and sold wholesale by us to our exclusive distribution partner, WGN, who generates orders, sells and distributes our Helo devices to its end-users worldwide.

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We supply QTI with our Helo design and Life Sensing Technology so it can manufacture the Helo devices under contract. Over the years, QTI is more than a supplier to us as they are closely involved in the development of the Helo production process as well as the development and oversight of the quality control process.

As our long-term business partner, QTI assists us not only in the selection of suitable material suppliers but also offers flexibility to accommodate unanticipated changes in our production schedule. Generally, we will secure our Helo device orders with an initial 10% deposit to QTI and then pay the remaining balance when the order has been manufactured and ready to ship. In this relationship, we retain all design, branding and intellectual property of the manufactured Helo devices.

Intellectual Property Strategy

Over the last few years our management team has worked together and has designed, developed and brought to market various innovative, high technology mobile products and services. For example, it developed an augmented reality, binocular, Space Lumina wearable device was shortlisted for the Best Wi-Fi Enabled Consumer Electronics Device and/or Service award at the WiFi Global Congress in 2015. We believe that this high technology experience has established our in-house know-how and trade secrets (such as chip optimization and big data processing) that created a solid foundation for Life Sensing Technology.

In order to protect our intellectual property, we partition our supplier activities by managing our third-party supplier relationships so that we only help them build their expertise in their chosen area of specialization and they only retain IP rights to their activities. We rely on different partners to deliver different components of our products and our various partnerships do not collaborate with one another with respect to our products. For example, we supply our Life Sensing Technology to QTI, the third party who manufactures the Helo devices. Although user data is captured via a Helo device, the user data doesn’t reside on the device and it is not accessible through the hardware platform. Similarly, our software developers do not have access to the components of our Life Sensing Technology or manufacturing expertise.

We are at the early stage of building a robust worldwide intellectual property portfolio. In May 2017, we filed a provisional patent application (U.S. Provisional Application No. 62/501,995 Title: Personal Healthcare Device) for an early Helo device design and aspects of how it collects biometric data. In May 2018, we filed a corresponding full utility application and confirmed  that we wanted to file the PCT application to seek international patent protection for the underlying invention. It can take 2 years to receive the first action from USPTO. We are also in the process of applying for patents to cover the improvements to the device in the next iterations, and we are planning to pursue these applications in business relevant jurisdictions outside of the United States.

Similarly, we have filed trademark applications for Helo, Life Sensing Technology, Sugar Trend and HELO LIFE SENSING TECHNOLOGY both in the United States and jurisdictions outside the U.S. We also plan on filing additional applications in the near future to cover our various Helo marks, company name marks, logos, and slogans. It will take at least one year to complete the registration process, possibly longer.

Regulation

Presently, Helo devices are only sold in the quantified-self wellness market. Our Helo devices are intended for only general wellness use; they are non-invasive in nature and have no harmful lights. We believe Helo should be considered a General Wellness Product because it has an intended use that relates:

•	to maintaining or encouraging a general state of health or a healthy activity, or

•	the role of healthy lifestyle with helping to reduce the risk or impact of certain chronic diseases or conditions and where it is well understood and accepted that healthy lifestyle choices may play an important role in health outcomes for the disease or condition.

Where Helo Apps make a claim, it is intended to promote, track, and/or encourage choice(s), which, as part of a healthy lifestyle, may help reduce the risk of certain chronic diseases or conditions. We believe our Helo devices present a low risk to the safety of users and other persons and should be considered a low risk product from an FDA regulatory perspective.

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We plan to apply for appropriate FDA approval for Helo LX Pro as a medical device in 2019 so that we can satisfy what we believe to be the emerging demand for a Helo device that is suitable for the healthcare market. The components and the capabilities of the Helo LX Pro are the same as the Helo LX +; however, the difference will be in how the information is communicated to the user. Apps designed by third party developers for the Helo LX+ device will provide trends, such as green, amber and red indications. Although the Helo LX+ device doesn’t make any reference to diseases or conditions, our intention is for the Helo LX Pro device to be able to provide specific measurements as determined by algorithms as well as greater data interpretation of data for the user in a manner that complies with any applicable FDA and other regulatory guidelines.

Although Helo data is encrypted, restructured and segmented to render individual wear data anonymous, we seek to be proactive in terms of protecting our user’s personal data so that we stay ahead of the increasing trend towards providing legal protection for personal data. Examples of such legislation is the Health Insurance Portability and Accountability Act (HIPAA) in the US and in the EU, the General Data Protection Regulation (GDPR) will come in to force in May 2018.

See “Risk Factors-Risks Related to Regulations” for a description of certain U.S. and foreign laws and regulations to which our business is or may be subject.

Employees

As an emerging business, our top priority is to maintain a scalable business platform that is conducive to growth without compromising our ability to operate efficiently and effectively and comply with the applicable rules and regulations. Where feasible and appropriate, we will continue to leverage outsourced professionals to support our daily operations.

As of the date of this prospectus, we have one full time officer and have outsourced management service agreements covering the following six positions: Chief Executive Officer; Chief Technology Officer; SVP – Production; SVP – Software Development; SVP- Design; and IT Manager. We have also outsourced our software development function to a company based in India that supports our Helo App Store and OpenAPI development. None of the employees are represented by a labor union.

Properties

We are headquartered at 600 Brickell Avenue, Suite 1775, Miami, Florida 33131, where we lease an office. We sublease this office space from WGN on a month-to-month basis at a monthly rent of $5,000. We believe that this space sufficient for our current needs. We do not currently lease or own any other facilities.

Legal Proceedings

We are not involved in any legal proceedings which management believes will have a material effect upon the financial condition of our company, nor are any such material legal proceedings anticipated. We are not aware of any contemplated legal or regulatory proceeding by a governmental authority in which we may be involved.

Corporate History and 2017 Reorganization

We were incorporated in the State of Nevada on October 22, 2010, under the name Halton Universal Brands Inc.. Our initial business was acting as a brokerage, consulting and marketing firm specializing in brand consulting and new product strategy consulting for emerging brands.

Effective October 29, 2014:

1.	Power Clouds Inc. (formerly known as World Assurance Group, Inc., and which we refer to as PWCL) acquired 7,095,000 shares of our common stock, representing 98% of the then issued and outstanding share capital of our company, for cash consideration of $378,000;

2.	We discontinued our previously existing brokerage and brand consultancy business; and

3.	We acquired a mobile phone business and related assets from PWCL for consideration of $557,898, funded by way of debt from PWCL

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We refer to the foregoing transactions as the October 2014 Transactions.

We accounted for the October 2014 Transactions as a reverse merger of PWCL’s mobile phone business and related assets into our company. This reverse merger was accounted for as a reverse capitalization with PWCL’s mobile phone business, the legally acquired business, being treated as the acquirer of our company for accounting and financial reporting purposes.

In November 2014, our then board of directors and a majority stockholders authorized a name change of our company from Halton Universal Brands, Inc. to World Media & Technology Corp. The name change became effective on December 22, 2014.

On March 5, 2015, we incorporated a wholly-owned subsidiary, Space Wireless Corp. (or Space Wireless) in Florida. Space Wireless was established to operate as a mobile virtual network business in the United States but it was dissolved on November 3, 2017, due to the fact that Space Wireless no longer had any operations, debts or liabilities.

On March 25, 2015, we issued 12,000,000 shares of our common stock to Mr. Fabio Galdi, our then Chief Executive Officer and currently our Chairman of the Board and Chief Technology Officer, at $0.25 per share, for total proceeds of $3,000,000 in cash.

On March 30, 2015, we entered into a Common Stock Purchase Agreement with PayNovi Ltd., an Irish limited liability company (or the PayNovi) and Anch Holdings Ltd., an Irish limited liability company (or Anch). Pursuant to the terms of the SPA, we purchased 350 shares of PayNovi’s common stock, which represented 35% of PayNovi’s issued and outstanding shares as of the closing date, for a purchase price consisting of 1,361,000 shares of our common stock, which represented 5% of our then total issued and outstanding shares, and 3,937,005 shares of PWCL’s common stock, which represented 5% of PWCL’s then total issued and outstanding shares. PayNovi operated in the mobile and online payments market, and offered products such as a mobile wallet, prepaid calling cards and online payment programs, as a white label, to its partners. The 35% investment in PayNovi was made to gain a strategic position in the mobile payments space and offer mobile wallet capabilities as part our SPACE wireless offerings. On September 30, 2015, we took an impairment charge of $1,376,208 to reduce the carrying value of our PayNovi shares to zero based due to operating losses incurred by PayNovi and the limited activities of its business operations.

In October 2015, PWCL distributed 14,021,122 of the 15,095,000 shares of our common stock held by PWCL to its stockholders. PWCL stockholders received one share of our common stock for every six PWCL shares of common stock held as of the record date, which was October 1, 2015. In December 2015, the remaining 1,073,878 shares of our common stock held by PWCL were transferred to World Global Cash Pte. Ltd., a wholly-owned subsidiary of WGN.

On October 5, 2016, we filed a Form 15 to suspend our duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended. In order to enable our common stock to continue to trade on the OTC Pink Market after the filing of the Form 15, we have satisfied our obligations to make adequate current information publicly available within the meaning of Rule 144(c)(2) of the Securities Act of 1933, as amended, through the filing of Annual and Quarterly Reports and Supplemental Information with OTC Markets. Copies of these reports are publicly available on the OTC Disclosure and News Service.

On January 6, 2017, the Company issued 100 shares of Series A Super Voting Preferred Stock to Fabio Galdi in exchange for the cancellation of $250,000 of unpaid management service fees.

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2017 Corporate Reorganization

On October 1, 2017, we, Fabio Galdi, WGN and WGN’s wholly owned subsidiary, World Global Assets Pte. Ltd., entered into a Stock Exchange, Debt Forgiveness and Intellectual Property Assignment Agreement (which we refer to as the Reorganization Agreement).

Pursuant to the terms of the Reorganization Agreement, we issued 8,000,000 shares of our common stock to WGN. We also transferred 350 common stock shares of PayNovi to WGN and agreed to forgive the remaining outstanding balance ($1,140,506) owed by WGN for borrowed money.

In exchange: (i) Fabio Galdi returned to use for cancellation all 100 shares of our Series A Super Voting Preferred Stock held by Fabio Galdi, (ii) Mr. Galdi forgave the amounts owed by the Company to him for past services rendered in the aggregate amount of $150,000, (iii) WGN assigned and transferred to us of all of its right, title and interest in and to certain Technology, Intellectual Property and Intellectual Property Rights (as defined in the Reorganization Agreement), which rights comprise a key component of our current business, (iv) WGN and Mr. Galdi agreed not to source, promote or enter in to any agreement for any technology similar to our technology from any supplier other than our company and (v) WGN agreed to terminate and forego its exclusive relationship with Quality Technology Industrial Co. Ltd. and to purchase Helo devices directly from us upon the terms and subject to the conditions set forth in a Strategic Partner Master Sales and World Wide Distribution Agreement dated as of October 1, 2017 as more fully described below.

As a result of the Reorganization Agreement, our business model is more akin to a traditional wholesale model whereby our distributor, WGN, places its orders directly with us on a prepaid basis and, based on such orders, we will instruct our supplier to build and ship the Helo devices in accordance with the specifications furnished by WGN.

On December 4, 2017, we changed our name to World Technology Corp, with the stock symbol “WCOR” to re-position our company as a technology company.

Corporate Information

Our principal offices are located at 600 Brickell Avenue, Suite 1775, Miami, Florida 33131, and our telephone number is (855)-467-6500. Our website is https://www.worldcorp.com. The website address is intended to provide inactive, textual references only and the information on or that can be accessed through such website is not part of this prospectus.

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MANAGEMENT

The following table sets forth information concerning our executive officers and directors and their ages of the date of this prospectus:

Name	Age	Position
Seán McVeigh	53	Chief Executive Officer, Director, President and Secretary
Anthony S. Chan	53	Chief Financial Officer
Fabio Galdi	45	Chief Technology Officer, Chairman of the Board of Directors
Alessandro Senatore	40	Former Chief Technology Officer, Director

The following is a brief account of the business experience during the past five years (and, in some instances, for prior years) of each director and executive officer of our Company

Seán McVeigh has served as our President, Chief Executive Officer and Director since May 12, 2017. Prior to joining the Company as our CEO, in 2014 he founded PayNovi Ltd, an international mobile payments and payment processing company and he was a Board Advisor to World Global Network Pte. Ltd. (WGN). In 2011, he founded and was CEO of AwaySIM Ltd., which provided mobile roaming solutions worldwide. Mr. McVeigh was the CEO of VoxLoc, a B2B voice biometric supplier that used its technology to secure online and remote transactions in over 50 countries. From 2005 to 2007, Mr. McVeigh was a founder and CEO of Dorkel, a mobile signaling company with international clients and was sold in 2007 to Via One, a U.S. electronic point of sale provider. Mr McVeigh was the SVP Sales and General Manager for Europe until 2010.  Mr. McVeigh’s previous roles included being a business advisor to a private investment fund in Eastern Europe, establishing a medical device research and marketing company, MediSolve and managing a digital media company. He began his career with BP Chemicals rising to managing commercial and technical businesses units.  Mr. McVeigh holds an MBA from University College Dublin, an MSc by research from Trinity College Dublin and BA, BAI. (Hons) Mechanical and Manufacturing Engineering from Trinity College Dublin, Ireland.

Anthony S. Chan has served as our Chief Financial Officer since October 2017. Mr. Chan is a seasoned CPA licensed in New York and an accomplished executive with almost 30 years of professional experience in auditing and SEC reporting, mergers and acquisitions, business turnaround, SOX and FCPA compliance and risk management. As a former audit and consulting partner, Mr. Chan has advised and audited public companies and privately-held organizations across various companies. Mr. Chan is the President of CA Global Consulting Inc., a company he co-founded in 2014. He was the Executive Vice President and Acting CFO of Sino-Global Shipping America, Ltd., a NASDAQ-listed company from 2013 to 2015. From 2012 until 2013, Mr. Chan was an audit partner with UHY LLP. From 2011 until 2012, he was an audit partner at Friedman LLP. From 2007 through 2011, he was a partner at Berdon LLP, an auditing firm. Mr. Chan currently serves on the Board of and as the Audit Committee Chair of the New York State Society of Certified Public Accountants, a Board member for the Foundation for Accounting Education, and a member of the editorial advisory board for the CPA Journal. Mr. Chan has a BA in Accounting and Economics; and an MBA in Finance and Investments.

Fabio Galdi has served as our Chief Technology Officer since February 1, 2018. On October 29, 2014, Mr. Fabio Galdi was named our Chief Executive Officer, President and Secretary, and appointed as Chairman of the Board of Directors. On May 12, 2017 Mr. Galdi resigned from these positions, but was re-appointed as our Chairman of the Board on January 12, 2018. Mr. Galdi is currently the President and CEO of WGN, a multinational, direct selling wearables and technology products company based in Singapore and our sole distributor. Mr. Galdi is a computer science and telecommunications expert. He graduated in 1992 from the Technical and Industrial College at ITIS G. Marconi, Italy with a degree in Computer Science.

Mr. Galdi began his career as an Internet and technology entrepreneur. In 1994, he created the People's Network, an Internet start-up in Europe that became Italy’s second largest internet service provider and the fifth largest in Europe. In 1997 he successfully exited this business. Mr. Galdi subsequently founded Mecotek International, an information technology company based in Singapore, where he was responsible for Product Strategy and set up manufacturing in China and Thailand in 2002 and partnered with Italy’s public administration to undertake one of their biggest custom-made, personal computer project, valued at more than 60 Million Euros. In 2005, he founded his first Network Marketing company specializing in Telecommunication, Telme Communication Pte Ltd., building operations in more than 50 countries, with over 250,000 subscribers and 75,000 distributors and over $100 million dollars in revenue. Mr. Galdi resigned from this company in 2009. Mr. Galdi served as Chief Executive Officer and Secretary of World Assurance Group, Inc. (now named Power Clouds Inc.)(OTC:PWCL) from March 5, 2014 to April 1, 2015, and as Chairman of the Board from March 5, 2014 to October 12, 2015.

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Alessandro Senatore has served as a director of our company since October 29, 2014.  Mr. Senatore was our Chief Operating Officer from October 29, 2014 until May 12, 2017 and Chief Operating Officer and Chief Technology Officer from May 12, 2017 until February 1, 2018. Currently, Mr. Senatore is Chief Operating Officer of WGN and a director at Luxa Holding Pte Ltd, a property investment company.

Mr. Senatore holds a degree in Computer Science in 1996 from the Technical and Industrial College ITIS B.Focaccia (Salerno, Italy) and a PhD in Computer Science in 2004 at the University of Salerno (Italy). In 2001, Mr Senatore started his first business, PubliRete, an IT company developing web portals and communication solutions over main media networks. In March 2004 he joined CRMPA (Research Center in Pure Mathematic Applied), a university research center working on mathematic models applied in new Information Technology concepts and also working on projects related to E-Learning and adaptive management of the Knowledge. In 2006 Mr. Senatore served as project manager of Business Intelligence at Sis-temi Corporation where he developed applications for various corporations, helping them to follow their business by controlling growth and risk factors. In 2007 he was Project Manager for IT Business tools Telme Pte. Ltd., a Singapore based network marketing and telecommunications company. In 2010, Mr Senatore co-founded World Global Network Pte Ltd. (WGN), where he was Chief Technology Officer from 2011 to 2014 and as Chief Operating Officer from 2015. From March 2014 to June 2015, Mr. Senatore was Chief Operating Officer and a member of the Board of Directors of World Global Network PLC, a public company based in the UK. He also served as Chief Operating Officer of Power Clouds Inc. (OTC: PWCL), and from March 2014 to October 2015 as a member of the Board of Directors of Power Clouds, Inc.

None of our directors or officers are related to each other. There are no arrangements or understandings with any of our principal stockholders, customers, suppliers, or any other person, pursuant to which any of our directors or executive officers were appointed. However, Fabio Galdi, our Chairman and majority stockholder, is also the owner of WGN, our exclusive distributor.

Director Independence

Our Board of Directors may establish the authorized number of directors from time to time by resolution. Our Board of Directors is currently comprised of two members, both of whom stand for reelection annually by our stockholders.

We intend to apply to list our common stock on the NASDAQ Capital Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors, and each member of a listed company's audit, compensation and nominating and corporate governance committees, be independent within specified periods following the closing of an initial public offering. Our Board of Directors has determined that, and do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and such directors are "independent" as that term is defined under the rules of the stock market. The Company is in the process of identifying individuals believed to be qualified to become independent directors. At such time as we identify and appoint independent directors, we will apply the independence standards of the NASDAQ Stock Market.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, subject to the transition rule that is applicable to a newly public company. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

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Controlled Company Exemption

Upon the completion of this offering, WGH and its affiliates (which include Mr. Gabriele Galdi and WGN) will hold more than 50% of our outstanding common stock following this offering.  As a result, we meet the definition of a “controlled company” within the meaning of the NASDAQ Listing Rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements. We do not currently intend to rely on those exemptions afforded to a “controlled company;” nonetheless, we could potentially seek to rely on certain of those exemptions afforded to a “controlled company” in the future. See “Risk Factors — We are a “controlled company” within the meaning of the NASDAQ Listing Rules listing rules.”

Role of the Board of Directors in Risk Oversight

The Board of Directors is responsible for assessing the risks facing our Company and considers risk in every business decision and as part of our business strategy. The Board of Directors recognizes that it is neither possible nor prudent to eliminate all risk, and that strategic and appropriate risk-taking is essential for us to compete in our industry and in the global market and to achieve our growth and profitability objectives. Effective risk oversight, therefore, is an important priority of the Board of Directors.

While the Board of Directors oversees our risk management, management is responsible for day-to-day risk management processes. Our Board of Directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies that are adopted by the Board of Directors. The Board of Directors expects to review and adjust our risk management strategies at regular intervals following the completion of the offering, or as needed.

Code of Business Conduct

Our Board of Directors has adopted a code of business conduct and ethics, the “Code of Business Conduct,” to ensure that our business is conducted in a consistently legal and ethical manner. Our policies and procedures cover all major areas of professional conduct, including employee policies, conflicts of interest, protection of confidential information, and compliance with applicable laws and regulations. The Code of Business Conduct is available at our website at www.worldcorp.com. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Committees

Upon completion of the offering, our Board of Directors will appoint an Audit Committee, Compensation Committee and a Corporate Governance and Nominating Committee, and will adopt charters for each of these committees.

Audit Committee

Upon the closing of this Offering, the Audit Committee will consist of three independent directors. The Audit Committee will assist the Board of Directors in discharging its responsibilities relating to the financial management of our Company and oversight of our accounting and financial reporting, our independent registered public accounting firm and their audits, our internal financial controls and the continuous improvement of our financial policies and practices. In addition, the Audit Committee will be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management. The responsibilities of the Audit Committee, which will be set forth in its charter, will include:

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•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints, whistleblowers, and concerns; and

•	reviewing and approving any related party transactions.

The expected composition of our Audit Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon the closing of this Offering, the Compensation Committee will consist of three independent directors. The Compensation Committee will assist the Board of Directors in setting and maintaining the Company’s compensation philosophy and in discharging its responsibilities relating to executive and other human resources hiring, assessment and compensation, and succession planning. The responsibilities of the Compensation Committee, which will be set forth in its charter, include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	determining the compensation of all our other officers and reviewing periodically the aggregate amount of compensation payable to such officers;

•	overseeing and making recommendations to the Board of Directors with respect to our incentive-based compensation and equity plans; and

•	reviewing and making recommendations to the Board of Directors with respect to director compensation.

The expected composition of our Compensation Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon the closing of this Offering, the Nominating and Corporate Governance Committee will consist of three independent directors. The responsibilities of the Nominating and Corporate Governance Committee, which will be set forth in its charter, will include:

•	making recommendations to the Board of Directors regarding the size and composition of the Board of Directors;

•	recommending qualified individuals as nominees for election as directors;

•	reviewing the appropriate skills and characteristics required of director nominees;

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•	establishing and administering a periodic assessment procedure relating to the performance of the Board of Directors as a whole and its individual members; and

•	periodically reviewing the corporate governance guidelines and supervising the management representative charged with implementing the Company’s corporate governance procedures.

The expected composition of our Nominating and Corporate Governance Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the Compensation Committee will or was at any time been an officer or employee. None of our executive officers serve or in the past fiscal year has served as a member of the Board of Directors or Compensation Committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or expected to serve on the Compensation Committee.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning the compensation of our named executive officers, for each of the last two completed fiscal years.

Name and Principal Position(1)	Year	Salary $	Bonus $	Option Based Awards $	Stock Awards $	Other Compensation (2) $	Total $
Seán McVeigh, President, Chief Executive Officer and Secretary and Former Acting Chief Financial Officer(2)	2017	$—	$—	$—	$—	$104,205	$104,205
	2016	$—	$—	$—	$—	$—	$—
Anthony S. Chan, Chief Financial Officer(3) (1)	2017	$37,500	$25,000	$—	$—	$—	$62,500
	2016	$—	$—	$—	$—	$—	$—
Alessandro Senatore, Former Chief Operating Officer, Former Chief Technology Officer and Director (4)	2017	$—	$—	$—	$—	$—	$—
	2016	$—	$—	$—	$—	$—	$—
Fabio Galdi, Chairman and Chief Technology Officer Former President, Chief Executive Officer and Secretary (5)	2017	$150,000	$—	$—	$—	$—	$150,000
	2016	$100,000	$—	$—	$—	$250,000	$350,000
Alfonso Galdi, Former Chief Financial Officer(6)	2017	$—	$—	$—	$—	$—	$—
	2016	$—	$—	$—	$—	$—	$—

(1)	Our executive officers and their respective affiliates are and will continue to be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.
(2)	Was appointed Chairman, President, Chief Executive Officer and Secretary and Acting Chief Financial Officer effective May 12, 2017. Resigned as Acting Chief Financial Officer effective October 1, 2017. Resigned as Chairman on January 12, 2018. Mr. McVeigh’s services are provided to us through an Amended and Restated Professional Services Agreement dated as of February 1, 2018 with Anch Holdings Ltd. All amounts paid were paid to Anch.
(3)	Was appointed Chief Financial Officer effective October 1, 2017.
(4)	Was appointed Director effective October 29, 2014. Served as Chief Operating Officer from October 29, 2014 until May 12, 2017. Served as Chief Technology Officer from May 12, 2017 until his resignation on February 1, 2018.
(5)	Served as Chairman, President, Chief Executive Officer and Secretary from October 29, 2014 until his resignation on May 12, 2017. Was re-appointed as Chairman on January 12, 2018. Was appointed the Chief Technology Officer on February 1, 2018. Mr. Galdi’s services are provided to us through an Amended and Restated Professional Services Agreement dated as of February 1, 2018 with World Global Network Corp. Compensation for 2016 represents a cash payment paid to Mr. Galdi in 2017 of $100,000 and the conversion of Mr. Galdi’s right to receive the additional $250,000 into the 100 shares of Series A Super Voting Preferred Stock that were issued to him in January 2017.
(6)	Served as Chief Financial Officer from October 29, 2014 until his resignation on May 12, 2017.

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Director Compensation

None of our directors has received any compensation for services as a member of our Board of Directors during the past two fiscal years. Our directors are and will continue to be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Benefit Plans

We have no retirement, pension, or profit sharing programs for the benefit of directors, officers or other employees, but our officers and directors may recommend adoption of one or more such programs in the future. We do not sponsor any qualified or non-qualified pension benefit plans, nor do we maintain any non-qualified defined contribution or deferred compensation plans.

2018 Stock Incentive Plan

On January 9, 2018, the Board of Directors and the holders of 85% of the Company’s outstanding common stock approved the Company’s 2018 Stock Incentive Plan (the “2018 Plan”). The 2018 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock grants, and stock units (collectively, the “Awards”). Awards may be granted under the 2018 Plan to our employees, directors and consultants (collectively, the “Participants”). The maximum number of shares of common stock available for issuance under the 2018 Plan is 7,000,000 shares. The shares of common stock subject to stock awards granted under the 2018 Plan that expire, are forfeited because of a failure to vest, or otherwise terminate without being exercised in full will return to the 2018 Plan and be available for issuance under the 2018 Plan. To date, no Awards have been granted.

In the event of a corporate transaction or a change of control, outstanding Awards under the 2018 Plan may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such Awards, then (a) any stock awards that are held by individuals performing services for the Company immediately prior to the effective time of the transaction will become fully vested and exercisable and will be terminated if not exercised prior to the effective date of the transaction, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the transaction.

The 2018 Plan is scheduled to terminate at our 2027 Annual Meeting of Stockholders. The termination of the 2018 Plan, or any amendment thereof, shall not impair the rights or obligations of any Participant under any Award previously granted under the 2018 Plan without the Participant’s consent, unless such modification is necessary or desirable to comply with any applicable law, regulation or rule. No Awards shall be granted under the 2018 Plan after the Plan’s termination. An amendment of the 2018 Plan shall be subject to the approval of our stockholders only to the extent such approval is otherwise required by applicable laws, regulations or rules.

Director and Officer Liability Insurance

We intend to purchase director and officer liability insurance that provides financial protection for our directors and officers in the event that they are sued in connection with the performance of their services and also provides employment practices liability coverage, which insures for harassment and discrimination suits.

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Employment and Professional Services Agreements

Effective as of October 1, 2017, we entered into an Amended and Restated Employment Agreement with Mr. Anthony S. Chan (the “Chan Employment Agreement”) pursuant to which Mr. Chan serves as  the Company's Chief Financial Officer. The initial term of the Chan Employment Agreement is one year. After the initial term, Mr. Chan’s employment shall be extended on a month to month basis unless the Chan Employment Agreement is terminated by either us or Mr. Chan. As consideration for such services, we agreed to pay Mr. Chan (i) an annual base salary of $150,000 and (ii) a signing bonus of $25,000. We also agreed to pay to Mr. Chan incentive bonus payments as follows, based upon the achievement of certain individual and corporate performance targets specified in the Chan Employment Agreement. In the event that we terminate Mr. Chan’s employment without “Cause” (as defined in the Chan Employment Agreement), Mr. Chan shall be entitled to receive severance payments equal to two month’s salary plus vacation and benefits payments. The Chan Employment Agreement contains certain non-solicitation, non-compete and confidentiality provisions. In addition, pursuant to the Chan Employment Agreement, Mr. Chan agreed that any trade secrets, inventions, improvements, patents, patent applications, or writings, and any program, system, or novel technique, whether or not capable of being trademarked, copyrighted or patented, obtained by him in the course of his employment with us, and relating to our business, property, methods or customers shall be and become our property.

Effective as of March 22, 2018, we entered into an Amended and Restated Professional Services Agreement (the “WGNC Services Agreement”) with World Global Network Corp (“WGNC”), a company controlled by Mr. Fabio Galdi our Chairman and Chief Technology Officer, with an initial term of one year, pursuant to which WGNC appoints Mr. Galdi and Mr. Galdi continues to be appointed as the Company's Chief Technology Officer. As consideration for such services, we agreed to pay WGNC (i) an annual base fee of $150,000 and (ii) a cash bonus of $75,000 upon meeting certain targets, which the Board shall review and determine.  In the event that we terminate this WGNC Services Agreement without “Cause” (as defined in the WGNC Services Agreement) WGNC shall be entitled to receive a penalty fee equal to two month’s fees . The WGNC Services Agreement contains certain non-solicitation, non-compete and confidentiality provisions. In addition, pursuant to the WGNC Services Agreement, WGNC agreed that any trade secrets, inventions, improvements, patents, patent applications, or writings, and any program, system, or novel technique, whether or not capable of being trademarked, copyrighted or patented, obtained by him in the course of his employment with us, and relating to our business, property, methods or customers shall be and become our property

Effective as of February 1, 2018, we entered into an Amended and Restated Professional Services Agreement (the “Anch Services Agreement”) with Anch Holdings Ltd. (“Anch”) pursuant to which Anch agreed to provide the professional management service to us. The Anch Services Agreement provides that such service will be provided by Seán McVeigh and that Mr. McVeigh shall continue to serve as our Chief Executive Officer and President. The Anch Services Agreement has an initial term of one year. As consideration for such services, we agreed to pay Anch (i) an annual base fee of $200,000 and (ii) a $100,000 cash bonus upon the achievement of certain individual and corporate performance targets specified in the Anch Services Agreement.  In the event that we terminate the Anch Services Agreement without “Cause” (as defined in the Anch Services Agreement), Anch shall be entitled to receive a penalty fee equal to two month’s fees.  The Anch Services Agreement contains certain non-solicitation, non-compete and confidentiality provisions. In addition, pursuant to the Anch Services Agreement, Anch agreed that any trade secrets, inventions, improvements, patents, patent applications, or writings, and any program, system, or novel technique, whether or not capable of being trademarked, copyrighted or patented, obtained by it in the course of performing professional services for us, and relating to our business, property, methods or customers shall be and become our property.

Except as set forth above, we do not have any employment agreements, professional services agreements or other related arrangements with any executive officer and we are not a party to any other contract, agreement, plan or arrangement (written or unwritten) that provides for payment following a change in an officer’s responsibilities or following a change in control.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions, since January 1, 2016, to which we have been a party and the amount involved exceeded $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had a direct or indirect material interest, other than Employment Agreement and the Professional Services Agreements, which are described under “Executive and Director Compensation.”

We sublease office space at 600 Brickell Ave., Suite 1775, Miami, Florida 33131 for our operations from World Global Network Corp., a Florida corporation on a month-to-month basis. In accordance with the sublease agreement, we are charged rent and a cost allocation for the property at a fixed rate of $5,000 per month. World Global Network Corp. is controlled by Fabio Galdi, the Chairman of our Board of Directors, our Chief Technology Officer and our largest stockholder.

On December 10, 2015, our board of directors approved a short-term loan of $1,500,000 to WGN and WGN issued to us a $1,500,000 promissory note, accruing 5% annual interest and having a term of three months, which was subsequently extended to December 31, 2016 and again extended indefinitely. In September 2017, WGN agreed to a repayment plan with us whereby it will repay the remaining balance in equal installments over a period of six quarters. WGN is controlled by Fabio Galdi, the Chairman of our Board of Directors, our Chief Technology Officer and our largest stockholder. This promissory note was canceled on October 1, 2017 in connection with the execution of the Stock Exchange, Debt Forgiveness and Intellectual Property Assignment Agreement.

During the year ended December 31, 2016 we owed $350,000 to Fabio Galdi, for unpaid management services fees and expenses. In January 2017, we issued to Fabio Galdi 100 shares of our Series A Super Voting Preferred Stock in consideration for the cancelation of $250,000 of such amount. We paid the remaining $100,000 to Fabio Galdi in March 2017.

For the year ending December 31, 2017, we owed Fabio Galdi $150,000 representing unpaid management fees. This $150,000 amount was forgiven by Fabio Galdi in connection with execution of the Stock Exchange, Debt Forgiveness and Intellectual Property Assignment Agreement that was entered into on dated October 1, 2017.

During the year ended 2015 we entered into an eCommerce platform license with WGN. During the year ended December 31, 2016, we paid a $500,000 eCommerce platform license fee to WGN. WGN is controlled by Fabio Galdi the Chairman of our Board of Directors, our Chief Technology Officer and our largest stockholder.

On October 1, 2017, we entered into a Stock Exchange, Debt Forgiveness and Intellectual Property Assignment Agreement with Fabio Galdi, WGN and World Global Assets Pte. Ltd. Pursuant to the terms of that agreement (i) we issued 8,000,000 restricted shares of common stock to WGN, (ii) we transferred 350 shares of the common stock of PayNovi Ltd. (a company that was owned by Seán McVeigh, our CEO, until February 1, 2018) to WGN and (iii) we forgave $1,140,506 of indebtedness for borrowed money owed to us by WGN. In exchange, (i) Fabio Galdi returned to us for cancellation the 100 shares of our Series A Super Voting Preferred Stock held by him, (ii) Fabio Galdi forgave the amounts owed by us to him for past services rendered in the aggregate amount of $150,000, (iii) WGN assigned and transferred to us all of its right, title and interest in and to certain technology, intellectual property and intellectual property rights, including computer software and hardware, certain trademarks and logos, and various domain names, (iv) WGN and Fabio Galdi agreed not to source, promote or enter in to any agreement for any technology similar to our technology from any supplier other than our company and (v) WGN agreed to terminate and forego its exclusive relationship with Quality Technology Industrial Co. Ltd. and to purchase Helo Devices directly from us upon the terms and subject to the conditions set forth in a Strategic Partner Master Sales and World Wide Distribution Agreement dated as of October 1, 2017 by and between us and WGN.

Pursuant to the Strategic Partner Master Sales and World Wide Distribution Agreement, we appointed WGN for an initial term of five years, as our preferred partner to promote, market, advertise, distribute and sell our products and services to customers worldwide. WGN agreed that we shall be the sole and exclusive provider of WGN’s requirements for all wearable devices, with or without embedded Life Sensing Technology and that WGN shall not obtain or distribute any products or services similar to our products and services from any third party or provide or develop such products on its own behalf.  Pursuant to this Agreement, we agreed not to supply any products to any direct sales (multi-level marketing) companies during the term of the Agreement and for a period of six months after its expiration.

The initial term of the Strategic Partner Master Sales and Worldwide Distribution Agreement with WGN is five years.  After the initial term,  the Strategic Partner Master Sales and Worldwide Distribution Agreement shall renew automatically for an additional two year term and thereafter for additional one year terms unless either we or WGN provides written notice to the other party on or prior to 180 days before the expiration of the initial term of any renewal term of its intent to terminate the agreement at the end of the initial term or renewal term, as applicable.  Either party may also terminate the Strategic Partner Master Sales and Worldwide Distribution Agreement for cause, for non-payment or non-performance by the other party or in the event of the insolvency of the other party.

The Strategic Partner Master Sales and Worldwide Distribution Agreement was negotiated by Sean McVeigh on our behalf and by Gabriele Galdi on behalf of WGN.  Pursuant to the Agreement,  WGN agreed to pay to us a purchase price per wearable device purchased equal to our cost plus 30%.  We believe that this arrangement with WGN provides us with stability and transparency as opposed to entering into a variety of different arrangements with different distributors in various jurisdictions.

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The Stock Exchange, Debt Forgiveness and Intellectual Property Assignment Agreement and the Strategic Partner Master Sales and World Wide Distribution Agreement also provide for certain additional rights and obligations of the parties, including each party agreeing to certain provisions relating to confidentiality, intellectual property rights, indemnification and limitation of liability.

On October 1, 2017, we entered into a Platform License Agreement with WGN pursuant to which WGN agreed to grant us a perpetual, irrevocable, royalty free, non-transferrable, worldwide license (i) to use WGN’s software platform, including without limitation, its software and any code relating thereto, (ii) to use WGN’s intellectual property and (iii) to use, display, install, copy and create derivative works or otherwise exploit its software platform.

Indemnification Obligations

Our bylaws require us to indemnify our directors to the fullest extent not prohibited by Nevada law. Subject to certain limitations, our bylaws also require us to advance expenses incurred by our directors and officers. See the section titled “Item 14. Indemnification of Directors and Officers” of Part II of this registration statement for additional information.

Review, Approval, and Ratification of Transactions with Related Parties

Effective upon the completion of this offering, our Board of Directors will adopt a policy regarding the review and approval of transactions with directors, officers and holders of more than 5% of our voting securities. In evaluating related party transactions, the Board of Directors expects to establish a committee to review the proposed matters and make recommendations to the Board of Directors on the course of action, and in a case where a director is the related party, such individual abstains from voting to approve the transaction. We intend to put into place a related party transactions policy which will require, among other items, that such transactions must be approved by our Audit Committee or another independent body of our Board of Directors.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates beneficial ownership of our common stock as of the date of this prospectus by:

•	Each person or entity known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•	Each executive officer and director of our company; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Percentage of beneficial ownership is based on 36,722,244 shares of common stock outstanding as of May 14, 2018.Unless other indicated, the address of each beneficial owner listed below is c/o World Technology Corp., 600 Brickell Ave., Suite 1775, Miami, Florida 33131.

Stockholder	Shares Beneficially Owned Before Offering	% of Class Before Offering	Shares Beneficially Owned After Offering	% of Class After Offering
Seán McVeigh (1)	2,600,501	7.1	2,600,501
Fabio Galdi (2)	3,643,580	10.0	3,643,580
Alessandro Senatore (3)	2,509,631	6.8	2,509,631
Anthony S. Chan	-	-	-
Jean Paul Salman (4)	2,500,000	6.8	2,500,000
Alfonso Galdi (5)	3,513,483	9.6	3,513,483
Gabriele Galdi (6)	18,000,000	49.0	18,000,000
All Executive Officers and Directors as a Group Total (4 Persons) (7)	8,753,712	24.0	8,753,712

(1)	Includes 2,600,501 shares of common stock held by Anch Holdings Ltd., which is controlled by Mr. McVeigh.
(2)	Includes 3,274,080 shares of common stock held by Mr. Fabio Galdi and 369,500 shares of common stock held by World Global Network Pte. Ltd., which is controlled by Mr. Fabio Galdi.
(3)	Includes 2,509,631 shares of common stock held by Mr. Senatore.
(4)	Includes 2,500,000 shares of common stock held by Mr. Salman. Mr. Salman’s address of record is 4660 NW 102nd Ave., Suite 201, Doral, FL 33178.
(5)	Includes 3,513,483 shares of common stock held by Mr. Alfonso Galdi.
(6)	Includes 18,000,000 shares of common stock held by World Global Holdings Pte. Ltd., which is controlled by Mr. Gabriele Galdi.
(7)	Includes 2,600,501 shares of common stock beneficially held by Mr. McVeigh, 3,693,580 shares of common stock beneficially held by Mr. Fabio Galdi and 2,509,631 shares of common stock beneficially held by Mr. Senatore,

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DESCRIPTION OF SECURITIES

General

The following summary includes a description of material provisions of our capital stock.

Authorized Capital Stock

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share, of which there are 36,722,244 shares currently issued and outstanding and 10,000 shares of preferred stock, par value $0.001 per share, of which there are no shares currently issued and outstanding. The following summarizes the important provisions of our capital stock.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

Our preferred stock may be issued in one or more series at the discretion of the Board of Directors. The Board of Directors has the authority to fix by resolution or resolutions the designations and the power, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series. We previously designated 100 of our authorized shares of preferred stock as Series A Super Voting Preferred Stock. Such shares were issued to Mr. Fabio Galdi on January 6, 2017 in exchange for the cancellation of $250,000 that we owed to Mr. Galdi. Effective October 1, 2017, all such shares of Series A Super Voting Preferred Stock were returned to us and cancelled.

Anti-Takeover Effects of Nevada Law

The State of Nevada, where we are incorporated, has enacted statutes that could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have not opted out of these statutes.

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or the “NRS”, generally prohibit a publicly traded Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors before such person became an interested stockholder or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% (for a combination within two years after becoming an interested stockholder) or a majority (for combinations between two and four years thereafter) of the outstanding voting power held by disinterested stockholders. Alternatively, a corporation may engage in a combination with an interested stockholder more than two years after becoming an interested stockholder if:

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•	the consideration to be paid to the holders of the corporation’s stock, other than the interested stockholder, is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher; and

•	the interested stockholder has not become the owner of any additional voting shares since the date of becoming an interested stockholder except by certain permitted transactions.

A “combination” is generally defined to include (i) mergers or consolidations with the “interested stockholder” or an affiliate or associate of the interested stockholder, (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with the interested stockholder or an affiliate or associate of the interested stockholder: (a) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) representing more than 10% of the earning power or net income (determined on a consolidated basis) of the corporation, (iii) any issuance or transfer of securities to the interested stockholder or an affiliate or associate of the interested stockholder, in one transaction or a series of transactions, having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation (other than under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution made pro rata to all stockholders of the corporation), (iv) adoption of a plan or proposal for liquidation or dissolution of the corporation with the interested stockholder or an affiliate or associate of the interested stockholder and (v) certain other transactions having the effect of increasing the proportionate share of voting securities beneficially owned by the interested stockholder or an affiliate or associate of the interested stockholder.

In general, an “interested stockholder” means any person who (i) beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting shares of a corporation, or (ii) is an affiliate or associate of the corporation that beneficially owned, within two years prior to the date in question, 10% or more of the voting power of the then-outstanding shares of the corporation.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. The control share statute prohibits an acquirer, under certain circumstances, from voting its “control shares” of an issuing corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the issuing corporation’s disinterested stockholders or unless the issuing corporation amends its articles of incorporation or bylaws within ten days of the acquisition to provide that the “control share” statute does not apply to the corporation or to the types of existing or future stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power of a corporation. Generally, once an acquirer crosses one of the foregoing thresholds, those shares acquired in an acquisition or offer to acquire in an acquisition and acquired within 90 days immediately preceding the date that the acquirer crosses one of the thresholds, become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. In addition, the corporation, if provided in its articles of incorporation or bylaws, may cause the redemption of all of the control shares at the average price paid for such shares if the stockholders do not accord the control shares full voting rights. If control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who did not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

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Transfer Agent

The transfer agent for our common stock is ClearTrust, LLC whose address is 16540 Pointe Village Dr., # 206, Lutz, FL 33558 and whose telephone number is (813) 235-4490.

Current Trading Symbol and Exchange Listing

Our common stock is quoted for trading on the OTC Pink Market under the symbol “WCOR.” We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “WCOR.” No assurance can be given that our application will be approved. If our application is not approved, we will not consummate this offering.

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of shares of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares are currently available for sale due to contractual and legal restrictions on resale. Nonetheless, sales of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital in the future.

Based on the number of shares outstanding as of                             , 2018, upon the closing of this offering,               shares of common stock will be outstanding, assuming no exercise of outstanding options or warrants and no exercise of the underwriters’ option to purchase additional shares. Of the outstanding shares, all of the shares of common stock sold in this offering (including pursuant to the underwriters’ exercise of their option to purchase additional shares) will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Of the remaining shares of our common stock outstanding after this offering,                    are restricted securities, as that term is defined in Rule 144 under the Securities Act, or are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the Securities and Exchange Commission under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the closing of this offering based on the number of shares of our common stock outstanding as of , 2018 and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock; or

•	the average weekly trading volume of our common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

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Lock-Up Agreements

All of our directors, executive officers and any other 5% or greater holder of our outstanding common stock are subject to lock-up agreements or market standoff provisions that, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of six (6) months following the date of this prospectus without the prior written consent of the representative of the underwriters. See the section of this prospectus titled “Underwriting.”

Equity Incentive Plans

On January 9, 2018, the Board of Directors of World Technology Corp. and 85% of the stockholders of World Technology Corp. approved the 2018 Stock Incentive Plan (the “2018 Plan”). The 2018 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock grants, and stock units (collectively, the “Awards”). Awards may be granted under the 2018 Plan to our employees, directors and consultants (collectively, the “Participants”). The maximum number of shares of common stock available for issuance under the 2018 Plan is 7,000,000 shares. The shares of common stock subject to stock awards granted under the 2018 Plan that expire, are forfeited because of a failure to vest, or otherwise terminate without being exercised in full will return to the 2018 Plan and be available for issuance under the 2018 Plan.

In the event of a corporate transaction or a change of control, outstanding Awards under the 2018 Plan may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such Awards, then (a) any stock awards that are held by individuals performing services for the Company immediately prior to the effective time of the transaction will become fully vested and exercisable and will be terminated if not exercised prior to the effective date of the transaction, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the transaction.

The 2018 Plan is scheduled to terminate at the Company’s 2027 Annual Meeting of Stockholders. The termination of the 2018 Plan, or any amendment thereof, shall not impair the rights or obligations of any Participant under any Award previously granted under the 2018 Plan without the Participant’s consent, unless such modification is necessary or desirable to comply with any applicable law, regulation or rule. No Awards shall be granted under the 2018 Plan after the Plan’s termination. An amendment of the 2018 Plan shall be subject to the approval of the Company’s stockholders only to the extent such approval is otherwise required by applicable laws, regulations or rules.

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UNDERWRITING

We intend to enter into an underwriting agreement with the several underwriters listed in the table below.                                                   is acting as the representatives of the underwriters. We refer to the several underwriters listed in the table below as the "underwriters." Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, shares of our common stock.

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares

Total

The underwriters are committed to purchase all the common stock offered by us if they purchase any such securities. The underwriters are not obligated to purchase the common stock covered by the underwriters’ over-allotment option described below. The underwriters are offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted to the underwriters an option to purchase up to           additional shares of common stock from us at the public offering price per share, less the underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of common stock by the underwriters in excess of the total number set forth in the table above. We will pay the expenses associated with the exercise of the over-allotment option.

Discounts, Commissions and Expenses

The underwriters propose to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share and accompanying warrant. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The factors considered in determining the public offering price included the recent market price of our common stock, the general condition of the securities market at the time of this offering, the history of, and the prospects for, the industry in which we compete, our past and present operations and our prospects for future revenues.

The following table summarizes the public offering price, underwriting discounts, and commissions and proceeds before expenses to us, assuming both no exercise and full exercise by the underwriters of their over-allotment option:

	Per Share	Total Without Over- Allotment	Total With Over- Allotment
Public offering price
Underwriting discounts and commissions ( %)
Proceeds, before expenses, to us

We have also agreed to reimburse the underwriters for their expenses in connection with this offering, up to $        (including legal fees and expenses), and have also agreed to reimburse the underwriters for any “blue sky” fees and expenses incurred in connection with this offering, of $       . We have previously advanced to the Representative $        for such costs.

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We estimate the total expenses of this offering which will be payable by us, excluding the underwriting discount and the underwriter’s expenses payable by us, will be approximately $          . After deducting the underwriting discount and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $          .

We have also agreed to issue to the underwriters a warrant to purchase a number of our shares of common stock equal to   % of the shares sold in this offering. The underwriters’ warrant will have an exercise price equal to     % of the public offering price per share set forth on the cover of this prospectus (or $            per share) and may be exercised on a cashless basis. The underwriters’ warrant is not redeemable by us. This prospectus also covers the sale of the underwriters’ warrant and the shares of common stock and warrants (and shares of common stock underlying such warrants) issuable upon the exercise of the underwriters’ warrant. The underwriters’ warrant and the underlying securities have been deemed compensation by FINRA, and are therefore subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriters’ warrant nor any securities issued upon exercise of the underwriters’ warrant may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriters’ warrant is being issued, except the transfer of any security:

•	by operation of law or by reason of reorganization of our company;

•	to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

•	if the aggregate amount of our securities held by either an underwriter or a related person do not exceed 1% of the securities being offered;

•	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

•	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

The Representative is also entitled to receive an eight percent (8%) commission on funds raised by us in connection with any public or private offering during the 12-month period following the closing of this offering if such funds are raised from investors participating in this offering or introduced to us by the Representative.

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to (i)  offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, except for shares issued in connection with strategic acquisitions or employment arrangements executed with individuals who previously were not in the employ of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering by us of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, without the prior written consent of the Representative, for a period of six months following the date of this prospectus (which we refer to as the Lock-up Period).

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In addition, subject to certain limited circumstances, each of our directors and executive officers, and certain of our principal stockholders, has entered into a lock-up agreement with the Representatives. Under the lock-up agreements, the directors, executive officers and applicable stockholders may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open "put equivalent position" (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the Representatives, for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters' websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase creates a syndicate short position. The underwriters may close out any syndicate short position by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

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Other Relationships

From time to time, certain of the underwriters and their affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Selling Restrictions

European Economic Area

This prospectus does not constitute an approved prospectus under Directive 2003/71/EC and no such prospectus is intended to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented Directive 2003/71/EC (each, a "Relevant Member State") an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if and to the extent that they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriter for any such offer; or

(c)	in any other circumstances which do not require any person to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto including the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive (2003/71/EC), and has not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended) (the "FSMA") by a person authorized under FSMA. The financial promotions contained in this prospectus is directed at, and this prospectus is only being distributed to, (1) persons who receive this prospectus outside of the United Kingdom, and (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as "Relevant Persons"). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

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Each of the underwriters has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)	has complied with and will comply with all applicable provision of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

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LEGAL MATTERS

Loeb & Loeb LLP, will pass upon the validity of the shares of common stock offered hereby. The underwriters are being represented by                    .

EXPERTS

The financial statements of World Technology Corp. at December 31, 2017 and 2016, have been audited by Wei, Wei & Co., LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed or incorporated by reference as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

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WORLD TECHNOLOGY CORP. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

F-1

WORLD TECHNOLOGY CORP. AND SUBSIDIARY

F-2

•  Main Office

   133-10 39TH Avenue

   Flushing, NY 11354

   Tel. (718) 445-6308

   Fax. (718) 445-6760

• California Office

   36 W Bay State Street

   Alhambra, CA 91801

   Tel. (626) 282-1630

   Fax. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of World Technology Corp. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of World Technology Corp. and Subsidiary (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-3

Emphasis of Matter – Going Concern

The accompanying consolidated financial statements have been prepared assuming that World Technology Corp. and Subsidiary will continue as a going concern. As more fully described in Note 3, the Company reported net losses of $1,130,747 and $788,204 for the years ended December 31, 2017 and 2016. At December 31, 2017, the Company has a deficit of $6,215,362. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2017.

Flushing, New York
May 2, 2018

F-4

WORLD TECHNOLOGY CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2017	2016
ASSETS

Current assets:
Cash and cash equivalents	$881,239	$29,114
Accounts receivable	-	400,000
Prepaid expenses	311,522	-
Advance to supplier	800,000	-

Total current assets	1,992,761	429,114

Security deposit	5,500	-
Intangible assets	22,788	-
Due from related parties	-	876,825

TOTAL ASSETS	$2,021,049	$1,305,939

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Payable to major shareholder	$-	$350,000
Advance from customer	804,286	-
Accounts payable and accrued expenses	357,481	-
Due to related parties	621,856	-

Total current liabilities	1,783,623	350,000

TOTAL LIABILITIES	1,783,623	350,000

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000 shares authorized, None issued and outstanding	-	-
Common stock, $0.001 par value; 75,000,000 shares authorized, 36,722,244 and 28,581,000 shares issued and outstanding at December 31, 2017 and 2016, respectively	36,722	28,581
Additional paid-in capital	6,416,066	6,011,973
Deficit	(6,215,362)	(5,084,615)

Total stockholders' equity	237,426	955,939

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,021,049	$1,305,939

The accompanying notes are an integral part of these consolidated financial statements.

F-5

WORLD TECHNOLOGY CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2017	2016

Revenues:
Products	$2,210,000	$1,418,626
Services	-	219,545
Licence fees	1,900,000	400,000

Total revenues	4,110,000	2,038,171

Costs of revenues:
Products	1,845,000	1,434,058
Services	-	82,122

Total cost of revenues	1,845,000	1,516,180

Gross profit	2,265,000	521,991

Operating expenses
Management fees - related party	774,205	350,000
General and administrative	577,029	175,708
Resarch and development	2,085,627	852,408

Total operating expenses	3,436,861	1,378,116

Operating (loss)	(1,171,861)	(856,125)

Other income:
Interest income - related party	41,114	67,921

Net (loss)	$(1,130,747)	$(788,204)

Net loss per share - basic and diluted	$(0.04)	$(0.03)

Weighted average shares outstanding, basic and diluted	30,644,436	28,581,000

The accompanying notes are an integral part of these consolidated financial statements.

F-6

WORLD TECHNOLOGY CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Additional
	Common stock		Series A Preferred stock		paid-in
	Shares	Amount	Shares	Amount	capital	Deficit	Total

Balance-January 1, 2016	28,581,000	$28,581	-	-	$6,011,973	$(4,296,411)	$1,744,143
Net loss	-	-	-	-	-	(788,204)	(788,204)

Balance-December 31, 2016	28,581,000	28,581	-	-	6,011,973	(5,084,615)	955,939
Issuance of common stock	141,244	141	-	-	1,129,811	-	1,129,952
Issuance of Series A Preferred Stock	-	-	100	-	250,000	-	250,000
Cancellation of Series A Preferred Stock per the Exchange Agreement	-	-	(100)	-	(250,000)	-	(250,000)
Inssuance of common stock and adjustments per the Exchange Agreement	8,000,000	8,000	-	-	(725,718)	-	(717,718)
Net loss	-	-	-	-	-	(1,130,747)	(1,130,747)

Balance-December 31, 2017	36,722,244	$36,722	-	-	$6,416,066	$(6,215,362)	$237,426

The accompanying notes are an integral part of these consolidated financial statements.

F-7

WORLD TECHNOLOGY CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016

Cash flows from operating activities:
Net loss	$(1,130,747)	$(788,204)
Adjustments to reconcile net income to net cash provided by provided by (used in) operating activities:
Forgiveness of management fee per Exchange Agreement	150,000	-
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	400,000	(383,386)
Decrease in accounts receivable - related party	-	456,577
(Increase) in prepaid expenses	(311,522)	-
(Increase) decrease in advance to supplier	(800,000)	300,378
(Increase) in security deposit	(5,500)	-
Decrease in inventory	-	22,200
(Decrease) increase in payable to major shareholder	(100,000)	350,000
Increase in advance from customer	804,286	-
Increase (decrease) in accounts payable and accrued expenses	357,481	(201,093)

Net cash provided by (used in) operating activities	(636,002)	(243,528)

Cash flows from financing activities:
Interest on related party loan	(41,114)	(67,921)
Rent due to related party	60,000	60,000
Expenses paid by related party	1,093,950	-
Cash Repayment to related party	(754,661)	(500,000)
Cash received from related party	-	400,608
Cash received for issuance of common stock	1,129,952	-

Net cash provided by (used in) financing activities	1,488,127	(107,313)

Net change in cash	852,125	(350,841)
Cash, beginning of year	29,114	379,955

Cash, end of year	$881,239	$29,114

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-	$-

Cash paid for interest	$-	$-

Noncash activities :
Series A super voting preferred stock issued to Majority Shareholders for Payable	$250,000	$-
Intangible assets received per the Exchange Agreement	$22,788	$-
Forgiveness of loan per the Exchange Agreement	$1,140,506	$-
Forgiveness of management fee per Exchange Agreement	$150,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-8

WORLD TECHNOLOGY CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Organization and Business

History

World Technology Corp. (formerly World Media & Technology Corp., referred herein as the “Company” or “WCOR”) was incorporated in the State of Nevada on October 22, 2010, under the name Halton Universal Brands Inc. (“Halton”). Halton was originally a brokerage, consulting and marketing firm specializing in brand consulting and new product strategy consulting for emerging brands.

Effective October 29, 2014:

1)	Power Clouds Inc. (“PWCL”), formerly World Assurance Group, Inc., acquired 7,095,000 shares of WCOR common stock, representing 98% of the Company’s issued and outstanding share capital, for cash consideration of $378,000,
2)	WCOR discontinued its previously existing brokerage and brand consultancy business, and
3)	WCOR acquired the SPACE technology business and related assets from PWCL for consideration of $557,898, funded by way of debt from PWCL (collectively “the October 29, 2014 Transactions”).

The Company accounted for the October 29, 2014 Transactions as a reverse merger of PWCL’s SPACE technology business and related assets into WCOR. This reverse merger was accounted for as a reverse capitalization with PWCL’s SPACE technology business, the legally acquired business, being treated as the acquirer of WCOR for accounting and financial reporting purposes.

In November 2014, the Company’s board of directors and a majority of the stockholders authorized a name change of the Company from Halton Universal Brands, Inc. to World Media & Technology Corp. The name change became effective with FINRA on December 22, 2014, and the Company’s ticker symbol was changed to WRMT as a result of the name change.

On March 5, 2015, the Company incorporated its wholly-owned subsidiary, Space Wireless Corp. (“Space Wireless”), in Florida. Space Wireless was set up to operate as the mobile virtual network business in the United States.

In October 2015, PWCL distributed 14,021,122 of the 15,095,000 shares of the Company’s common stock held by PWCL, the Company’s former parent company and former majority shareholder. PWCL shareholders received one share of the Company’s common stock for every six PWCL shares of common stock held as of the record date, which was October 1, 2015.

In December 2016, PWCL transferred its remaining 1,073,878 shares of the Company’s common stock to World Global Cash Pte. Ltd., a Singapore company owned and controlled at the time of this share transfer by Fabio Galdi, the Company’s major shareholder. In October 2017, Mr. Galdi sold World Global Cash Pte. Ltd.

On January 6, 2017, the Company issued 100 shares of its Series A Super Voting Preferred Stock to Fabio Galdi in exchange for the cancellation of $250,000 of unpaid management service fees.

Corporate Re-organization

On October 1, 2017, the Company, Fabio Galdi, World Global Network Pte. Ltd. (“WGN”) and WGN’s wholly owned subsidiary, World Global Assets Pte. Ltd., entered into a Stock Exchange, Debt Forgiveness and Intellectual Property Assignment Agreement (the “Exchange Agreement”). The main objective of the Exchange Agreement was to re-organize and restructure WCOR so that:

•	WCOR will operate as a technology company that recognizes revenues and operating profits through the sale of its Helo wearable devices in the wellness market sector;
•	WCOR will sell its Helo wearable devices exclusively to WGN at an agreed upon mark-up of the underlying production cost;
•	WGN will have the exclusive right to sell the wearable devices to the end-users through its distribution network; and

F-9

•	WCOR will have the business model and ownership structure that is attractive to potential investors; and the opportunity to register its stock for potential sale in the public markets, raise additional capital, and up-list to Nasdaq.

Pursuant to the terms of the Exchange Agreement, the Company:

•	issued 8,000,000 shares of its common stock, par value $0.001 per share (“Common Stock”) to WGN;
•	transferred its equity investment in PayNovi Ltd. (i.e., 35% ownership interest in PayNovi which had no carrying value to WCOR) to WGN; and
•	agreed to forgive the remaining outstanding balance ($1,140,506) owed by WGN for borrowed money.

In exchange,

•	Mr. Galdi returned to WCOR for cancellation the 100 shares of the Company’s Series A Super Voting Preferred Stock held by him;
•	Mr. Galdi forgave the amounts owed by WCOR to him for past services rendered in the amount of $150,000;
•	WGN assigned and transferred to WCOR all of its right, title and interest in and to certain technology, intellectual property and intellectual property rights for the Helo wearable devices;
•	WGN and Mr. Galdi agreed not to source, promote or enter in to any agreement for any technology similar to WCOR’s Technology from any supplier other than WCOR; and
•	WGN agreed to terminate and forego its exclusive relationship with Quality Technology Industrial Co. Ltd. and to purchase Helo Devices directly from WCOR upon the terms and subject to the conditions set forth in the Strategic Partner Master Sales and World Wide Distribution Agreement dated October 1, 2017 between the Company and WGN.

The Exchange Agreement was treated as a capital reorganization since the transactions were all with the major shareholder and his related entities.

On November 3, 2017, the Company dissolved its wholly owned subsidiary, Space Wireless, due to the fact that the subsidiary no longer had any operations, assets or liabilities.

On December 4, 2017, the Company changed its name to World Technology Corp, with ticker symbol WCOR to re-position itself as a technology company that produces wearable devices for use in the wellness market segment.

Business

Headquartered in Miami, Florida, the Company designs, produces and previously sold its own range of integrated mobile technology products (such as SPACE Wireless smartphones in 2015 and 2016) through its exclusive marketing and distribution partner, WGN and WGN’s distribution network.

During 2015 and 2016, the Company derived revenues from sale of smartphones and airtime to end-users via its distribution partners, with revenues being generated upon delivery of products and services to its distribution partners. The smartphones were manufactured by a third-party supplier in China, and they were shipped directly to the Company’s distribution partners for onward delivery to end-users; mobile telecom services (“airtime”) was delivered to consumers via exclusive sales agreements with regional third-party distributors.

The Company changed its business model in the fourth quarter of 2016 when it executed the Preferred Supplier Agreement (“PSA”) with its wearable device supplier, Quality Technology Industrial Co., Ltd. (“QTI”) in October 2016. In accordance with the PSA, the Company granted a non-exclusive, revocable license to QTI to use and integrate its Life Sensing Technology in the manufacture of Helo, the wearable device. Under the PSA, QTI agreed to pay the Company a non-refundable fee of $4.00 per Helo Classic and $5.00 per Helo LX shipped from its manufacturing facility. From the fourth quarter of 2016 through the third quarter of 2017, the Company earned license fees based on the number of Helo devices shipped by QTI.

Effective October 1, 2017, and as a result of the corporate re-organization, the Company has been selling its Helo wearable devices directly to WGN at a selling price equivalent to cost plus an agreed upon markup. The Company’s business is akin to a traditional wholesale model whereby WGN will place its order directly with the Company on a prepaid basis, and based on such orders, the Company will instruct QTI to build and ship the Helo devices in accordance with WGN’s instructions.

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Note 2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of Consolidation

The consolidated financial statements for the years ended December 31, 2017 and 2016 include the financials statements of World Technology Corp and its wholly-owned subsidiary, Space Wireless Corp. through November 3, 2017 when the subsidiary was dissolved. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, cost of revenues, allowance for doubtful accounts, and deferred income taxes. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, and other highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Fair Value Measurements

The Company follows the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1	Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2	Inputs other than quoted prices in Level 1 that are observable for the asset or liability in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3	Unobservable inputs that reflect management’s assumptions based on the best available information.

The Company did not identify any assets and liabilities that are required to be presented on the consolidated balance sheets at fair value in accordance with the relevant accounting standards. The carrying amount of the Company’s cash and cash equivalents, accounts receivable, prepaid expenses, advance to suppliers, advance from customer, accounts payable and accrued expenses and due to related parties approximate their fair value because of the short-term nature of these instruments.

Equity Method Investment

The Company uses the equity method of accounting for its investment in PayNovi Ltd. (“PayNovi”) in accordance with FASB ASC Topic 323. The equity method is used for an entity over which the investor has significant influence by owning over 20% of the common stock but less than 50%.

The equity investment in PayNovi was written down to zero on September 30, 2015; and it was transferred to WGN on October 1, 2017 in connection with the Exchange Agreement.

F-11

Related Parties

The Company follows ASC subtopic 850-10 for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Based on an intercompany balances statement certified by Fabio Galdi allowing the net off of intercompany balances, debts and obligations owed between the companies owned and/or controlled by him, the Company has netted off its due to and due from account balances with these related parties.

Revenue Recognition

The Company follows ASC 605 for revenue recognition; and it recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company derived its revenues from sales of products and services to end-users via distribution partners, with revenues being generated upon delivery of the products or services to the distribution partners. Persuasive evidence of an arrangement was demonstrated via supporting invoices; service was considered provided when it was delivered to the customers.

Product Sales: The Company designed and sold its own range of integrated mobile technology products that were manufactured by a third-party supplier in China. These products were shipped directly to the Company’s distribution partners for onward delivery to end-users. Title to the products passed to the distributors on shipment from the supplier; and sales invoices were issued to the respective distributors at agreed wholesale prices. Distributors were responsible for providing initial warranty support to end-users and held spare unit inventory to service any claims. Distributors had the option to return faulty units once per quarter and the Company issued credit notes for any returns. Revenues recorded by the Company reflect the net amount of sales less any credits for returns in the period. The Company paid distributors certain incentives for promoting its products, which allowed the Company to quickly expand its distribution network and sales volume. The costs associated with these incentives were deducted from gross revenue in the consolidated statements of operations.

Services Revenue: The Company also provided mobile telecom services (“airtime”) to consumers via exclusive sales agreements with regional third-party distributors across the world in 2016. Services were initially paid for by the Company to its service providers and then billed on to the relevant distributors at an agreed fixed mark-up on the cost of the airtime actually used by end-users. Revenues recorded by the Company only included airtime that had already been consumed by end-users, had a known sales value, and payment could reasonably be assured. Revenues did not reflect any prepayments for unused airtime by end-users. Therefore, no accrual for unused minutes or deferred revenues were required by the Company as the distribution partners were responsible for any unused calling plan minutes and there was no obligation for the Company to deliver minutes beyond actual usage.

License Revenue: In accordance with the Preferred Supplier Agreement (“PSA”) executed in October 2016 between the Company and its wearable device supplier in China, the Company granted a non-exclusive, revocable license to its supplier to use and integrate its Life Sensing Technology in the manufacture of the Company’s wearable device, Helo. Under the PSA, the supplier agreed to pay the Company a non-refundable fee of $4.00 per Helo Classic and $5.00 per Helo LX shipped from its manufacturing facility. The Company recognized the license revenue upon confirmation and receipt of the shipping information from the supplier.

Accounts Receivable

Accounts receivable are presented at net realizable value. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual receivable balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customers’ historical payment history, their current credit-worthiness and current economic trends. Accounts receivable are written off against the allowance after exhaustive efforts at collection.

F-12

At December 31, 2016, management evaluated its accounts receivable and determined that the amount was fully collectable and that no allowance for doubtful accounts was necessary. The Company had no bad debt expense during the years ended December 31, 2017 and 2016. The Company had no accounts receivable at December 31, 2017.

Advance to Supplier

In accordance with industry practices, the Company makes advance payments to its product or service suppliers. The advances are shown as a current asset and will be recorded as cost of revenues when the products are delivered.

Intangible Assets

In connection with the Exchange Agreement, WGN assigned and transferred to the Company all of its right, title and interest in and to certain technology, intellectual property and intellectual property rights for the Helo wearable devices on October 1, 2017. The amount capitalized consists primarily of legal fees incurred in registering the related trademarks. These intangible assets will be amortized on a straight-line basis over their estimated or remaining useful life of up to 10 years..

Advance from Customer

In accordance with industry practices, the Company collects advance payments from its customer to secure production of its products. The advance is shown as a current liability and will be recorded as revenues when the products are delivered.

Sales and Marketing

The Company utilizes a variety of marketing, sales and support activities to generate and cultivate ongoing demand for its products. The Company sells exclusively through WGN and its distribution network; and incurs promotional costs by way of distributor conferences and sponsoring industry events. Marketing costs are accounted in operating expenses as they are incurred.

Research and Development

The Company follows ASC subtopic 730-10 for research and development costs. Research and development costs are charged to expense when incurred. The Company’s research and development has primarily been focused on developing its products; the related research and development expenses included the design, parts sourcing and prototyping. The Company continues to outsource its development activities and will use expert consultants where required to ensure consistent iterations of products and related services.

For the years ended December 31, 2017 and 2016, the Company incurred $2,085,627 and $852,408 respectively, in research and development costs.

Intellectual Property

The Company’s ability to compete effectively is dependent in part upon its proprietary technology. Management relies on a combination of copyright, trademark and trade secret laws as well as non-disclosure agreements and other contractual restrictions, to establish and protect our proprietary rights. Employees and independent contractors are required to execute confidentiality and non-use agreements that transfer any rights they may have in copyrightable works or patentable technologies to us. In addition, prior to entering into discussions with potential business partners or customers regarding its business and technologies, the Company generally requires that such parties enter into non-disclosure agreements. If these discussions result in a license or other business relationships, the Company also generally requires that the agreement setting forth the parties’ respective rights and obligations include provisions for the protection of its intellectual property rights.

The Company’s does not currently have any patents but it has a few patent applications in process. Any future patent applications with respect to the Company’s technology may not be granted, and, if granted, patents may be challenged or invalidated. In addition, issued patents may not provide the Company with any competitive advantages and may be challenged by third parties. The Company’s practice is to affix copyright notices in its product literature in order to assert copyright protection for these work products.

F-13

Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to duplicate aspects of our products or obtain and use information that we regard as proprietary. The Company’s steps to protect its proprietary technology may not be adequate to prevent misappropriation of such technology, and may not preclude competitors from independently developing products with functionality or features similar to our products. If the Company fails to protect its proprietary technology, its business, financial condition and results of operations could be harmed significantly.

Income Taxes

The Company utilizes ASC 740 Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are also recognized for net operating losses that can be carried forward. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company does not have any uncertain tax positions; and it does not have any unrecognized tax liabilities or benefits in accordance with the provisions of Section 740-10-25.

Currently, the 2014, 2015, and 2016 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

Net Income (Loss) per Common Share

Net loss per common share is computed pursuant to ASC section 260-10-45. Basic net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangements, stock options or warrants. Potentially dilutive shares are not included when there is a net loss because they would be anti-dilutive.

There were no potentially dilutive shares issued or outstanding during the two years ended December 31, 2017 and 2016.

Subsequent Events

The Company follows the guidance in ASC section 855-10-50 for disclosure of subsequent events. The Company evaluated subsequent events through May 2, 2018, which is the date the consolidated financial statements were available to be issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an SEC filer considers its consolidated financial statements issued when they are widely distributed to users, such as through filing them via OTC Markets Supplemental filings.

Recent Accounting Pronouncements

In September 2017, the FASB issued ASU 2017-13, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842). The main objective of this pronouncement is to clarify the effective date of the adoption of ASC Topic 606 and ASC Topic 842 and the definition of public business entity as stipulated in ASU 2014-09 and ASU 2016-02. ASU 2014-09 provides that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. ASU 2016-12 requires that “a public business entity and certain other specified entities adopt ASC Topic 842 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. All other entities are required to adopt ASC Topic 842 for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020”. ASU 2017-13 clarifies that the SEC would not object to certain public business entities electing to use the non-public business entities effective dates for applying ASC 606 and ASC 842. ASU 2017-13, however, limits such election to certain public business entities that “otherwise would not meet the definition of a public business entity except for a requirement to include or inclusion of its financial statements or financial information in another entity’s filings with the SEC”. The Company expects that the adoption of this ASU would not have a material impact on its consolidated financial statements.

F-14

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-06 will be effective for the Company in its first quarter of 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company does not expect the adoption of this guidance will have a material impact on its consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. The Company assessed the potential impact of the adoption Topic 606 using the retrospective transition method, but does not expect that the adoption of this guidance will have a material impact on its financial statements. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the Company’s contracts.

F-15

Note 3.	Going Concern

As reflected in the consolidated financial statements, the Company reported a net loss of $1,130,747 and $788,204, for the years ended December 31, 2017 and 2016, respectively. At December 31, 2017, the Company had an accumulated deficit of $6,215,362. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is developing new products and will seek additional funds to finance its immediate and long-term operations and business plan through debt and/or equity financing. The successful outcome of future financing activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute its intended business plan. Ultimately, the Company’s ability to continue as a going concern is dependent upon its ability to attract new sources of capital, in order to attain a reasonable threshold of operating efficiency and achieve sustained profitable operations.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 4.	Concentration of Credit and Business Risk

The Company maintains its cash accounts at two commercial banks located in United States. The FDIC insures $250,000 per bank for the total of all depository accounts. As of December 31, 2017, the amount in excess of insured limits was approximately $517,000. The Company performs ongoing evaluation of its financial institutions to limit its concentration of risk exposure. Management believes this risk is not significant due to the financial strength of the financial institution utilized by the Company.

The following table represents major customers that individually accounted for more than 10% of the Company’s gross revenue for the years ended December 31:

	2017
	Gross Revenue	Percentage	Accounts Receivable	Percentage

Customer 1 – Related Party	$2,210,000	53.8%	$-	-%
Customer 2	1,900,000	46.2%	-	-%

	2016
	Gross Revenue	Percentage	Accounts Receivable	Percentage

Customer 1	$400,000	17.6%	$400,000	100%
Customer 2	285,545	12.6%	-	-%
Customer 3	364,525	16.0%	-	-%
Customer 4 – Related Party	304,425	13.4%	-	-%
Customer 5	568,316	25.0%	-	-%

Note 5.	Stockholders’ Equity

Preferred Stock

On April 20, 2016, our Board of Directors adopted a resolution to amend our Articles of Incorporation which authorized the issuance of up to Ten Thousand (10,000) shares of preferred stock, par value of $0.001 per share (the "Preferred Shares"), for which the board of directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of the Preferred Shares. The holders of approximately 96% of our common stock approved the amendment by written consent. The amendment became effective with the Secretary of State of the State of Nevada on the close of business on May 12, 2016.

F-16

On January 6, 2017, the Company’s board of directors approved the authorization and issuance of 100 shares of Series A Super Voting Preferred Stock (the “Super Voting Preferred Stock”) to its former CEO, Fabio Galdi in exchange for the cancellation of $250,000 of unpaid management services fees owed to Mr. Galdi by the Company. A holder of the Super Voting Preferred Stock shall have one million votes for each share of Super Voting Preferred Stock held by him on all matters submitted to the shareholders. The Super Voting Preferred Stock has no conversion feature, and there is no distribution of assets to holders of any Series A Super Voting Preferred Stock upon liquidation. A holder of the Super Voting Preferred Stock is not entitled to receive dividends paid to the Company’s common stock holders.

The 100 shares of Series A Super Voting Preferred Stock held by Fabio Galdi were returned to the Company in connection with the Exchange Agreement executed on October 1, 2017.

Common Stock

As of December 31, 2017, the total number of common shares that the Company is authorized to issue is seventy-five million (75,000,000) shares, par value $0.001 per share, of which 36,722,244 are issued and outstanding.

Pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) provided by Regulation S or Section 4(2) of the Securities Act, the Company issued a total of 81,994 shares of restricted common stock to four accredited investors at $8 per share during March 2017 in exchange for $655,952; and 59,250 shares of restricted common stock to two accredited investors at $8 per share during July 2017 in exchange for $474,000. Cash proceeds from the common share issuances had been received by the Company.

Exchange Agreement

Pursuant to the Exchange Agreement with Fabio Galdi and his related entities executed on October 1, 2017, the Company issued 8,000,000 shares of its restricted common stock, par value $0.001 per share to WGN. The Exchange Agreement was treated as a capital reorganization since these transactions were all executed with the major shareholder and his related entities. The share issuance was accounted for as an equity transaction based on consideration of the following factors:

1)	The main objective of the Exchange Agreement, which was to reorganize the Company’s business giving it right, title and interest in certain intellectual property and intellectual property rights for the Helo wearable devices, which were transferred to the Company.
2)	The intent of the share issuance, which was to restructure the Company’s equity section whereby the super-voting preferred stock that Fabio Galdi previously held was converted into 8 million shares of restricted common stock.
3)	The effect of these transaction was the net change in Mr. Galdi’s beneficial ownership, which increased from 75% as of September 30, 2017 to 80.8% as of October 1, 2017 after taking effect of the share issuance.
4)	The elimination of certain amounts due to and due from Fabio Galdi and his related entities.

Note 6.	Related Parties

From March 30, 2015 to September 30, 2017, the Company owned 35% of PayNovi, a company owned and controlled by the Company’s CEO, Sean McVeigh. The Company transferred its 35% ownership in PayNovi to WGN on October 1, 2017 in connection with the execution of the Exchange Agreement. During 2017, PayNovi advanced $50,000 to the Company which amount was repaid in full before December 31, 2017. This advance was short-term in nature and non-interest bearing.

Mr. McVeigh also owns and controls Anch Holdings Ltd., the company that received 1,361,000 shares of WCOR’s common stock and 3,907,005 shares of PWCL’s common stock in connection with the Company’s 35% equity investment in PayNovi on March 30, 2015.

World Global Network Pte. Ltd. (“WGN”), a Singapore-based company, is one of the Company’s distribution partners. WGN is owned and controlled by our CTO and current major shareholder, Mr. Fabio Galdi. In December 2016, PWCL transferred its remaining 1,073,878 shares of WCOR common stock to World Global Cash Pte. Ltd. On December 10, 2015, the Company’s board of directors approved a short-term promissory note of $1,500,000 to WGN, with 5% annual interest and a term of 3 months, which was subsequently extended to December 31, 2016 and again extended indefinitely. The Company recognized $41,114 and $67,921 of interest income during the year ended December 31, 2017 and 2016, respectively. During September 2017, WGN and the Company agreed to a repayment plan whereby the remaining balance would be repaid in equal instalments over a period of six quarters. The loan to WGN (with an outstanding balance of $1,140,506 at September 30, 2017) was forgiven on October 1, 2017 in connection with the Exchange Agreement

F-17

The Company subleases, on a month to month basis, facilities from World Global Network Corp. (“WGN Corp”), a Florida company, and will be charged rent for the property at a fixed rate of $5,000 per month. WGN Corp is controlled by Fabio Galdi, our major shareholder. The Company recognized $60,000 of rent expense for this lease during the years ended December 31, 2017 and 2016.

Due from (to) Related Parties

From time to time, WGN provides interest-free working capital advances to the Company on an as-needed basis.

Balance - December 31, 2015	$769,512
Cash advance to WGN for eCommerce platform	500,000
Repayment of loan by WGN	(400,608)
Unpaid interest on loan to WGN	67,921
Rent due to WGN Corp	(60,000)

Balance - December 31, 2016	876,825
R&D expenses and production costs paid by WGN	(545,000)
Management service fees and expenses paid by WGN	(520,000)
Legal fees and development fees paid by WGN	(28,950)
Interest on loan to WGN	41,114
Forgiveness of loan to WGN as per Exchange Agreement	(1,140,506)
Payments to reduce amounts due to WGN	754,661
Rent due to WGN Corp	(60,000)
Balance - December 31, 2017	$(621,856)

Payable to Major Shareholder

Fabio Galdi was the Company’s Chief Executive Officer, President, Chairman of the Board and Corporate Secretary until May 12, 2017. During, 2017, the Company owed Mr. Galdi $150,000 representing unpaid management fees which amount was forgiven by Mr. Galdi in connection with the execution of the Exchange Agreement. During the year ended December 31, 2016, the Company owed Mr. Galdi $350,000, representing unpaid management services fees and expenses. Of the $350,000 owed to Mr. Galdi, $250,000 was exchanged for 100 shares of the Company’s Series A Super Voting Preferred Stock in January 2017 (see Note 5) and the remaining $100,000 was paid in March 2017.

Family Relationships

There are no family relationships among the Company’s officers and directors, other than Fabio Galdi and Alfonso Galdi, the Company’s chief financial officer in 2016 and part of 2017, who are brothers.

Note 7.	Income Taxes

Deferred Tax Assets

At December 31, 2017, the Company had net operating loss (“NOL”) carry–forwards for federal income tax purposes of approximately $4,786,000 that may be offset against future taxable income through 2037. No tax benefit has been reported with respect to these net operating loss carry-forwards in the accompanying consolidated financial statements because the Company believes that the realization of the Company’s net deferred tax assets of approximately $1,005,000, was not considered more likely than not and accordingly, the potential tax benefits of the net loss carry-forwards are fully offset by a valuation allowance.

F-18

Components of deferred tax assets at December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
Net deferred tax assets:
Expected income tax benefit from NOL carry forwards	$1,005,000	$1,913,000
Less: valuation allowance	(1,005,000)	(1,913,000)

Deferred tax assets, net of valuation allowance	$-	$-

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes it will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its results of operations, expectation of future income, and other relevant factors.

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realization.

On December 22, 2017, the “Tax Cuts and Jobs Act” (“The Act”) was enacted. Under the provisions of the Act, the maximum U.S. corporate tax rate decreased to 21% beginning in 2018. The Company has remeasured its deferred taxes utilizing the lower enacted corporate tax rate of 21% for Federal purposes, resulting in a decrease of $908,106.

Income Tax Provision

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	For the Year Ended December 31,
	2017	2016
Tax at federal statutory rate	34.0%	34.0%
State and local taxes, net of federal benefit	3.6%	3.6%
Valuation allowance	(37.6)%	(37.6)%
Effective income tax rate	0.0%	0.0%

Note 8.	Commitments and Contingencies

Commitments

The Company subleases facilities with WGN on a month-to-month basis. As per the sublease agreement, either party can terminate the sublease agreement after giving a 90-day written notice. The Company is charged rent and a cost allocation for the property at a fixed rate of $5,000 per month. The Company plans to continue this sublease arrangement at least until December 31, 2018.

In November 2017, the Company entered into a 1-year lease with a third party for an apartment in New York City. The apartment lease is effective from December 13, 2017 to December 12, 2018; the monthly rent is $5,500. The landlord required a security deposit of $5,500. The Company’s rent commitment for the apartment is $66,000 for the year ending December 31, 2018.

Litigation

In the ordinary course of business, the Company may from time to time be involved in various pending or threatened legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon the Company’s financial condition and/or results of operations. The Company is not currently involved in any litigation.

F-19

Exclusive License Agreement

On April 10, 2017, the Company and Giner Inc. (“Giner”), a Massachusetts company entered into an Exclusive License Agreement (the “ELA”). Pursuant to the ELA, Giner has agreed to incorporate its miniaturized transdermal alcohol sensor (“TAS”) into WCOR’s Helo product and give the Company an exclusive license to use, market, sell and distribute the integrated Helo product in the consumer market. In exchange, the Company has agreed to fund Giner’s non-recurring engineering costs (“NRE”) related to the TAS integration work. Giner has also agreed to build a mobile software application with certain advanced features using TAS and other Helo data. The ELA provides for certain additional rights and obligations of the parties, including each party agreeing to certain provisions relating to confidentiality, intellectual property rights, representations and warranties, indemnification and limitation of liability. The Company’s total NRE funding amounted to $1.6 million, of which $750,000 was paid to Giner during the quarter ended June 30, 2017, $300,000 in July 2017, $275,000 in November 2017; and a total of $275,000 in March and April 2018. The $1.6 million was expensed as research and development costs.

The parties have also agreed to certain per unit pricing of $1 per unit and a minimum annual volume of the TAS units over the next five years in order for the Company to maintain its exclusive license of TAS from Giner.

Year Ending December 31,	Minimum Requirements
2018	$200,000
2019	500,000
2020	1,000,000
2021	2,000,000
2022	3,000,000

Total	$6,700,000

Employment Agreement

Effective as of October 1, 2017, the Company entered into an employment agreement (as amended) with Mr. Anthony S. Chan with an initial term of 1 year, pursuant to which Mr. Chan was named the Company's Chief Financial Officer. As consideration for such services, upon execution of the Agreement, the Company agreed to pay (i) an annual base salary of $150,000, (ii) a signing bonus of $25,000, (iii) incentive bonus payments as follows, based upon certain individual and corporate performance targets being achieved: Milestone 1: Incentive bonus of $75,000 upon the effectiveness of the Company’s registration statement on Form S-1; Milestone 2: Incentive bonus of $75,000 upon successful up-listing to Nasdaq; Milestone 3: If Milestones 1 and 2 cannot be met, incentive bonus of $50,000, and (iv) severance payments equal to two month’s salary plus vacation and benefits payments.

Note 9.	Subsequent Events

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

Effective January 12, 2018, Sean McVeigh resigned as the Company's Chairman of the Board, but remains a member of the Company’s Board of Directors and remains the Company’s CEO, President and Corporate Secretary. Also effective January 12, 2018, and simultaneously with Mr. McVeigh’s resignation, Mr. Fabio Galdi was named the Company's Chairman of the Board.

Effective as of February 1, 2018, Alessandro Senatore resigned as the Company's Chief Technology Officer, but remains as a member of the Company’s Board of Directors. His resignation was not as a result of any disagreements with the Company. Also as of February 1, 2018 and simultaneously with Mr. Senatore’s resignation, Mr. Fabio Galdi was named the Company's Chief Technology Officer. Mr. Galdi also remains as the Company’s Chairman of the Board of Directors and is the Company’s majority beneficial shareholder.

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Also effective as of February 1, 2018, the Company and Anch Holdings Ltd. (Anch) entered into a Professional Services Agreement (as amended) with an initial term of 1 year, pursuant to which Anch appoints Mr. McVeigh, as the Company's Chief Executive Officer. As consideration for such services, the Company agreed to pay Anch for Mr. McVeigh’s services (i) an annual base fee of $200,000, (ii) a $100,000 cash bonus upon achievement of certain performance based targets, which the Company’s Board shall determine and review, and (iii) a payment of $33,333 if the Agreement is terminated early by the Company without cause.

Effective as of March 22, 2018, the Company entered into a Professional Services Agreement (as amended) with World Global Network Corp. (“WGN Corp”), a Florida corporation beneficially owned and controlled by Fabio Galdi, our Chairman of the Board and shareholder, having an initial term of 1 year, pursuant to which Mr. Galdi will serve as the Company's Chief Technology Officer. As consideration for such services, upon execution of the Agreement, the Company agreed to pay WGN Corp for Mr. Galdi’s services (i) an annual base fee of $150,000, (ii) a cash bonus of $75,000 upon meeting certain targets, which the Board shall determine and review and determine, and (iii) a payment of $25,000, if the Agreement is terminated early by the Company without cause.

Establishment of Equity Incentive Plan

On January 9, 2018, the Board of Directors and 85% of the shareholders of World Technology Corp. approved the 2018 Stock Incentive Plan (the “2018 Plan”). The 2018 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, stock grants, and stock units (collectively, the “Awards”). Awards may be granted under the 2018 Plan to the Company’s employees, directors and consultants (collectively, the “Participants”). The maximum number of shares of common stock available for issuance under the 2018 Plan is 7,000,000 shares. The shares of common stock subject to stock awards granted under the 2018 Plan that expire, are forfeited because of a failure to vest, or otherwise terminate without being exercised in full will return to the 2018 Plan and be available for issuance under the 2018 Plan.

In the event of a corporate transaction or a change of control, outstanding awards under the 2018 Plan may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such Awards, then (a) any stock awards that are held by individuals performing services for the Company immediately prior to the effective time of the transaction will become fully vested and exercisable and will be terminated if not exercised prior to the effective date of the transaction, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the transaction.

The 2018 Plan is scheduled to terminate at the Company’s 2027 Annual Meeting of Shareholders. The termination of the 2018 Plan, or any amendment thereof, shall not impair the rights or obligations of any Participant under any Award previously granted under the 2018 Plan without the Participant’s consent, unless such modification is necessary or desirable to comply with any applicable law, regulation or rule. No Awards shall be granted under the 2018 Plan after the Plan’s termination. An amendment of the 2018 Plan shall be subject to the approval of the Company’s shareholders only to the extent such approval is otherwise required by applicable laws, regulations or rules. The 2018 Plan was filed as an exhibit to the Company’s Supplemental Report filed with the OTC Markets on January 23, 2018.

Change of Control

Effective as of March 21, 2018, the Company’s majority shareholder, Chairman of the Board and CTO, Fabio Galdi, transferred his controlling ownership interest in World Global Holdings Pte. Ltd. (“WGH”) to Gabriele Galdi, his brother. WGH beneficially owns 49% of the common stock of WCOR. As a result of this share transfer, Gabriele Galdi holds a 50% ownership interest in WGH, while Alessandro Senatore continues to hold a 22% ownership interest in WGH and Alfonso Galdi continues to hold a 28% ownership interest in WGH. Fabio Galdi retains a 10% beneficial ownership interest in WCOR. Mr. Senatore also holds a direct 6.8% ownership interest in WCOR and Mr. Alfonso Galdi also directly holds a 9.6% ownership interest in WCOR.

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WORLD TECHNOLOGY CORP.

[            ] Shares of Common Stock

_______________________________

PROSPECTUS

_______________________________

Prospectus dated                           , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$
FINRA filing fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and Engraving	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Pursuant to Section 78.7502 of the Nevada Revised Statutes, we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Our Articles of Incorporation and Bylaws provide that the registrant shall indemnify its directors and officers to the fullest extent permitted by the Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common shares being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

Item 15. Recent Sales of Unregistered Securities.

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:

On March 25, 2015, the Company issued 12,000,000 shares of the Company’s common stock to Mr. Fabio Galdi, at $0.25 per share for total proceeds of $3,000,000.

On March 31, 2015, the Company issued 1,361,000 shares of the Company’s common stock to Anch Holdings, Ltd. as partial consideration for equity investment in PayNovi.

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On January 6, 2017, the Company issued 100 shares of its Series A Super Voting Preferred Stock to Fabio Galdi in consideration for the cancellation of $250,000 in indebtedness owed by the Company to Mr. Galdi.

Between March 31, 2017 and July 6, 2017, the Company issued 141,244 shares of restricted common stock to six accredited investors at $8.00 per share for total proceeds of $1,129,952.

On October 1, 2017, the Company issued 8,000,000 shares of common stock to World Global Network Pte. Ltd in consideration for the return by Fabio Galdi of the 100 shares of Series A Super Voting Preferred Stock and the forgiveness of $150,000 of indebtedness owed by the Company to Fabio Galdi.

The above issuances were made pursuant to the exemption from registration contained in Section 4(2) of the Securities Act and/or Regulation S promulgated under the Securities Act as a transaction by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)        The following exhibits are filed as part of this Registration Statement:

Number	Description
1.1	Form of Underwriting Agreement **

3.1	Articles of Incorporation*

3.2	Bylaws*

3.3	Certificate of Amendment filed with the Nevada Secretary of State on November 12, 2014*

3.4	Certificate of Correction filed with the Nevada Secretary of State on December 2, 2014*

3.5	Certificate of Amendment filed with the Secretary of State of the State of Nevada on May 9, 2016*

3.6	Certificate of Amendment filed with the Secretary of State of the State of Nevada on January 12, 2017*

3.7	Certificate of Amendment filed with the Secretary of State of the State of Nevada on November 22, 2017*

4.1	Specimen Stock Certificate of Common Stock*

4.2	Form of Representative’s Warrants (included in Exhibit 1.1)**

5.1	Legal opinion of Loeb & Loeb LLP**

10.1	Stock Exchange, Debt Forgiveness and Intellectual Property Assignment Agreement . dated October 1, 2017 by and among World Technology Corp., Fabio Galdi, World Global Network Pte. Ltd. and World Global Assets Pte. Ltd.*

10.2	Strategic Partner Master Sales and World Wide Distribution Agreement dated October 1, 2017 by and among World Technology Corp. and World Global Network Pte. Ltd.*

10.3	Exclusive License Agreement, dated as of April 10, 2017, by and between World Technology Corp. and Giner Inc.*

10.4	Preferred Supplier Agreement dated as of October 1, 2017 by and between World Technology Corp. and Quality Technology Industrial Co., Ltd.*

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10.5	2018 Stock Incentive Plan of World Technology Corp.*

10.6	Amended and Restated Employment Agreement effective as of October 1, 2017 by and between World Technology Corp. and Mr. Anthony S. Chan

10.7	Amended and Restated Professional Services Agreement effective as of February 1, 2018 by and between World Technology Corp. and Anch Holdings Ltd.

10.8	Amended and Restated Professional Services Agreement effective as of February 1, 2018 by and between World Technology Corp. and World Global Network Corp.

10.9	Platform License Agreement dated as of October 1, 2017 by and between World Technology Corp. and World Global Network Pte. Ltd.*

10.10	Common Stock Purchase Agreement dated as of March 30, 2015 by and among PayNovi Ltd Anch Holdings Ltd., World Technology Corp. (f/k/a World Media & Technology Corp.) and World Assurance Group, Inc.

10.11	Form of Master Services Agreement dated February 1, 2018 by and between World Technology Corp. and Subhosting International LLC

14.1	Code of Ethics Applicable To Directors, Officers And Employees*

23.1	Consent of Wei, Wei & Co., LLP

23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)**

24.1	Power of Attorney (included on signature page of this Part II)

*	Previously filed
**	To be filed by amendment

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(3)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6)           That, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(7)           That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ___________, ____________, on                                 , 2018.

WORLD TECHNOLOGY CORP.

By:
Name:	Seán McVeigh
Title:	Chief Executive Officer
(Principal Executive Officer)

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below hereby constitutes and appoints each of Seán McVeigh and Anthony Chan, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this registration statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, President and Director	, 2018
Seán McVeigh	(Principal Executive Officer)

	Chief Financial Officer	, 2018
Anthony S. Chan	(Principal Accounting and Financial Officer)

	Director	, 2018
Alessandro Senatore

	Chairman of the Board of Directors	, 2018
Fabio Galdi

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